++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and + +may be changed. This preliminary prospectus supplement and the accompanying + +prospectus are not an offer to sell these securities and are not soliciting + +an offer to buy these securities in any state where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                                                Filed Pursuant to Rule 424(B)(3)
                                                              File No. 333-65730
                 SUBJECT TO COMPLETION, DATED NOVEMBER 28, 2001

PROSPECTUS SUPPLEMENT
(To Prospectus dated November 26, 2001)

[LOGO OF TRITON PCS APPEARS HERE]
                                6,000,000 Shares

                           Triton PCS Holdings, Inc.

                              Class A Common Stock
                                 $   per share

                                   --------

  The selling stockholders named in this prospectus supplement are selling 6,000,000 shares of our Class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders have granted the underwriters an option to purchase up to 900,000 additional shares of Class A common stock to cover over-allotments.

  Our Class A common stock is listed on the New York Stock Exchange under the symbol "TPC". The last reported sale price of our Class A common stock on the New York Stock Exchange on November 28, 2001, was $31.13 per share.

                                   --------

  Investing in the Class A common stock involves risks. See "Risk Factors" beginning on page S-8 of this prospectus supplement.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   --------

                                                        Per
                                                       Share Total
                                                       ----- -----
Public Offering Price                                  $     $
Underwriting Discount                                  $     $
Proceeds to the selling stockholders, before expenses  $     $

  The underwriters expect to deliver the shares to purchasers on or about     ,
2001.

                                   --------

Salomon Smith Barney                                              Morgan Stanley

                                   --------

Credit Suisse First Boston                                   Wachovia Securities

       , 2001

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any dates other than the dates of this prospectus supplement and the accompanying prospectus.

                               ----------------

                               TABLE OF CONTENTS

                             Prospectus Supplement

                                                                          Page
                                                                          ----
Special Note Regarding Forward-Looking Statements........................  iii
Prospectus Supplement Summary............................................  S-1
Risk Factors.............................................................  S-8
Capitalization........................................................... S-19
Use of Proceeds.......................................................... S-20
Dividend Policy.......................................................... S-20
Price Range of Class A Common Stock...................................... S-20
Selected Historical Consolidated Financial Data.......................... S-21
Management's Discussion and Analysis of Financial Condition and Results
 of Operations........................................................... S-23
Business................................................................. S-37
Management............................................................... S-59
Certain Relationships and Related Transactions........................... S-62
Principal and Selling Stockholders....................................... S-70
Description of Certain Indebtedness...................................... S-73
Certain United States Federal Tax Considerations for Non-U.S. Holders.... S-79
Underwriting............................................................. S-84
Legal Matters............................................................ S-87
Experts.................................................................. S-87
Index to Financial Statements............................................  F-1
                               Prospectus

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   3
Use of Proceeds..........................................................  14
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
 Dividends...............................................................  14
Description of Capital Stock.............................................  15
Description of Warrants and Other Rights.................................  21
Selling Stockholders.....................................................  22
Plan of Distribution.....................................................  23
Legal Matters............................................................  25
Experts..................................................................  25
Where You Can Find More Information......................................  25
Information Incorporated by Reference....................................  25

                               ----------------

   This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of Class A common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the Class A common stock. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference, on the other hand, the information in this prospectus supplement shall control.

   Triton PCS Holdings, Inc. is a Delaware corporation. Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our website is not part of this prospectus supplement.

   In this prospectus supplement, "Triton," "we," "us" and "our" refer to Triton PCS Holdings, Inc. and its wholly-owned subsidiaries, unless the context requires otherwise. "AT&T Wireless PCS" refers to AT&T Wireless PCS, LLC, "AT&T Wireless" refers to AT&T Wireless Services, Inc. and "AT&T" refers to AT&T Corp.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in the accompanying prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. Our forward-looking statements also include the facts and assumptions underlying such statements or projections. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Risk Factors" section, as well as any cautionary language in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference in the accompanying prospectus, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you invest in our Class A common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus supplement, the accompanying prospectus and in documents incorporated by reference in the accompanying prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our securities.

                         PROSPECTUS SUPPLEMENT SUMMARY

   This summary highlights selected information about Triton and this offering. This summary is not complete and does not contain all of the information that is important to you. You should carefully read this entire prospectus supplement, the accompanying prospectus and the other documents we refer to for a more complete understanding of this offering. In addition, we incorporate important business and financial information in the accompanying prospectus by reference. You may obtain the information incorporated by reference in the accompanying prospectus without charge by following the instructions in the "Where You Can Find More Information" section of the accompanying prospectus.

   Unless otherwise indicated, all information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option.

                                     Triton

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13.5 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 megahertz of authorized frequencies covering 11.2 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2.3 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless' wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than
28.5 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless' digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless' and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

Strategic Alliance with AT&T Wireless

   One of our most important competitive advantages is our strategic alliance with AT&T Wireless, one of the largest providers of wireless communications services in the United States. As part of its strategy to rapidly expand its digital wireless coverage in the United States, AT&T Wireless has focused on constructing its own network and making strategic acquisitions in selected cities, as well as entering into agreements with other independent wireless operators, including Triton, to construct and operate personal communications services networks in other markets.

   Our strategic alliance with AT&T Wireless provides us with many business, operational and marketing advantages. Some of these advantages include:

  . Recognized Brand Name. We market our wireless services to our potential customers giving equal emphasis to our regional SunCom brand name and logo and AT&T's brand name and logo. We believe that association with the AT&T brand name significantly increases the likelihood that potential customers will purchase our wireless communications services.

  . Preferred Roaming Partner. We are the preferred roaming partner for AT&T Wireless' digital wireless customers who roam into our coverage area. We expect to benefit from growth in roaming traffic as AT&T Wireless' digital wireless customers, particularly those in Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia, travel into our markets.

  . Coverage Across the Nation. Our customers have access to coast-to-coast coverage through our agreements with AT&T Wireless, other members of the AT&T Wireless Network and other third-party roaming partners. We believe this coast-to-coast coverage provides a significant advantage over our personal communications services competitors in our markets and allows us to offer competitive pricing plans, including national rate plans.

Competitive Strengths

   In addition to the advantages provided by our strategic alliance with AT&T Wireless, we have a number of competitive strengths. These strengths include the following:

  . Attractive Licensed Area. Our markets have favorable demographic characteristics for wireless communications services, such as population densities that are 80% greater than the national average.

  . Network Quality. We have successfully launched personal communications service in all of our 37 markets, covering over 80% of the total population in our service area and approximately 18,000 highway miles. We have constructed a comprehensive network, which includes over 1,900 cell sites and seven switches, using time division multiple access digital technology. Our network is compatible with AT&T Wireless' network and with the networks of other wireless communications service providers that use time division multiple access digital technology. We believe that the quality and extensive coverage of our network provide a strategic advantage over wireless communications providers that we compete against.

  . Experienced Management. We have a management team with a high level of experience in the wireless communications industry. Our senior management team has an average of 14 years of experience with wireless leaders such as AT&T, Verizon Communications, Horizon Cellular and ALLTEL Communications Inc. Our senior management team also owns more than 10% of our outstanding Class A common stock.

  . Contiguous Service Area. We believe our contiguous service area allows us to cost effectively offer large regional calling areas to our customers and route a large number of minutes through our network, thereby reducing interconnect costs for other networks. Further, we believe that we generate operational cost savings, including sales and marketing efficiencies, by operating in a contiguous service area.

  . Strong Capital Base. We believe that we have sufficient capital and availability under our credit facility to fund the build-out of our current network plan. On January 19, 2001, we completed the private sale of $350.0 million aggregate principal amount of 9 3/8% senior subordinated notes due 2011 for net proceeds of approximately $337.5 million, and on November 14, 2001, we completed the private sale of $400.0 million principal amount of 8 3/4% senior subordinated notes due 2011 for net proceeds of approximately $390.0 million. On February 28, 2001, we issued and sold 3,500,000 shares of our Class A common stock in a public offering at $32 per share and raised approximately $106.1 million, net of $5.9 million of costs. As of September 30, 2001, we had total capital of approximately $2.1 billion, $418.0 million of available cash and $175.0 million of available borrowings under our credit facility.

                              RECENT DEVELOPMENTS

Financings

   On November 14, 2001, Triton PCS, Inc., our wholly owned subsidiary, completed the private sale of $400.0 million principal amount of 8 3/4% senior subordinated notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's outstanding 11% senior subordinated discount notes due 2008 and Triton PCS's 9 3/8% senior subordinated notes due 2011. Triton PCS received net proceeds of approximately $390.0 million, after deducting the initial purchasers' discount and estimated offering expenses, and used such proceeds to repay term borrowings under its senior credit facility.

Spectrum Cap Decision

   The FCC has maintained a cap on the total amount of commercial mobile wireless service spectrum a single entity can hold in any geographic market. Commercial wireless licensees and their affiliates have been limited to a total of 45 megahertz of commercial mobile radio service spectrum in non-rural areas and 55 megahertz of commercial mobile radio service spectrum in rural areas. The FCC also has maintained other policies it believed promoted wireless competition, including a cellular cross interest rule under which each of the two cellular licensees in a particular market could only have a direct or indirect ownership interest of five percent or less in the other licensee. On November 8, 2001, the FCC voted to: (1) sunset the spectrum cap rule by eliminating it effective January 1, 2003; (2) upon effective order raise the cap to 55 megahertz in all markets until the sunset date; and (3) upon effective order eliminate the cellular cross-interest rule in non-rural markets. It is widely believed that the FCC's actions may spur consolidation in the commercial wireless industry.

Other Recent Developments

   For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

                                  THE OFFERING

Class A common stock offered by the selling
 stockholders....................................   6,000,000 shares

Over-allotment option provided by the selling
 stockholders....................................    900,000 shares

Common stock to be outstanding after this offering:

  Class A common stock........................... 59,051,709 shares

  Class B non-voting common stock................  8,210,827 shares

    Total........................................ 67,262,536 shares

Use of proceeds.................................. We will not receive any proceeds from the sale of the shares of Class A common stock offered
                                                  by the selling stockholders.

New York Stock Exchange symbol................... "TPC"

--------

   Unless we specifically state otherwise, information in this prospectus about the number of shares of our outstanding Class A common stock upon closing of this offering:

  . does not include 8,210,827 outstanding shares of our Class B non-voting common stock, which are convertible into Class A common stock in specified circumstances;

  . does not include shares of our common stock issuable upon conversion of our outstanding Series A preferred stock, which is convertible at the holder's option into shares of our common stock beginning in 2006;

  . does not include 12,504,720 shares of our common stock issuable upon conversion of our outstanding Series D preferred stock, which is convertible at the holder's option into shares of our common stock at any time; and

  . does not include 4,954,494 shares of our Class A common stock reserved for issuance under our employee benefits plans.

   Including shares of common stock issuable upon conversion of our outstanding Series D preferred stock, we have 79,767,256 common share equivalents outstanding.

                             SUMMARY FINANCIAL DATA

   The following tables present selected financial data derived from audited financial statements of Triton for the period from March 6, 1997 to December 31, 1997, for the years ended December 31, 1998, 1999 and 2000 and the unaudited financial statements of Triton for the nine months ended September 30, 2000 and 2001. In the opinion of management, the interim financial data include all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim period. In addition, subscriber and customer data for the same periods are presented. The following financial information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus supplement.

                            March 6,                                        Nine Months Ended
                          1997 through     Year Ended December 31,            September 30,
                          December 31, ---------------------------------  ----------------------
                              1997       1998        1999        2000        2000        2001
                          ------------ ---------  ----------  ----------  ----------  ----------
                                                    (in thousands)
Statement of Operations
 Data:
Revenues:
 Service................         --    $  11,172  $   63,545  $  224,312  $  150,984  $  284,876
 Roaming................         --        4,651      44,281      98,492      71,641      93,995
 Equipment..............         --          755      25,405      34,477      24,801      19,498
                           ---------   ---------  ----------  ----------  ----------  ----------
   Total Revenues.......         --       16,578     133,231     357,281     247,426     398,369
                           ---------   ---------  ----------  ----------  ----------  ----------
Expenses:
 Costs of services and
  equipment (excluding
  noncash compensation
  of $0, $0, $142 and
  $1,026 for the
  periods ended
  December 31, 1997,
  1998, 1999 and 2000,
  respectively and $340
  and $1,746 for the
  nine months ended
  September 30, 2000
  and 2001,
  respectively).........         --       10,466     107,521     194,686     137,438     179,381
 Selling and marketing
  (excluding noncash
  compensation of $0,
  $0, $213 and $1,274
  for the periods ended
  December 31, 1997,
  1998, 1999 and 2000,
  respectively and $979
  and $1,288 for the
  nine months ended
  September 30, 2000
  and 2001,
  respectively).........         --        3,260      59,580     100,403      68,949      77,829
 General and
  administrative
  (excluding noncash
  compensation of $0,
  $1,120, $2,954 and
  $5,967 for the
  periods ended
  December 31, 1997,
  1998, 1999 and 2000,
  respectively and
  $3,978 and $8,758 for
  the nine months ended
  September 30, 2000
  and 2001,
  respectively).........   $   2,736      15,589      42,354      84,682      58,156      95,094
 Non-cash
  compensation..........         --        1,120       3,309       8,267       5,297      11,792
 Depreciation and
  amortization..........           5       6,663      45,546      94,131      68,970      93,213
                           ---------   ---------  ----------  ----------  ----------  ----------
   Total operating
    expenses............       2,741      37,098     258,310     482,169     338,810     457,309
                           ---------   ---------  ----------  ----------  ----------  ----------
Loss from operations....      (2,741)    (20,520)   (125,079)   (124,888)    (91,384)    (58,940)
Interest and other
 expense................      (1,228)    (30,391)    (41,061)    (56,229)    (38,863)    (87,368)
Interest and other
 income.................           8      10,635       4,852       4,957       4,799      15,884
Gain on sale of
 property, equipment and
 marketable securities,
 net....................         --          --       11,928         --          --          --
                           ---------   ---------  ----------  ----------  ----------  ----------
Loss before taxes.......      (3,961)    (40,276)   (149,360)   (176,160)   (125,448)   (130,424)
Income tax (benefit)
 provision..............         --       (7,536)        --          746         --          --
                           ---------   ---------  ----------  ----------  ----------  ----------
Net loss................   $  (3,961)  $ (32,740) $ (149,360) $ (176,906) $ (125,448) $ (130,424)
                           =========   =========  ==========  ==========  ==========  ==========
Accretion of preferred
 stock..................         --       (6,853)     (8,725)     (9,865)     (7,306)     (8,071)
                           ---------   ---------  ----------  ----------  ----------  ----------
Net loss available to
 common stockholders....   $  (3,961)  $ (39,593) $ (158,085) $ (186,771) $ (132,754) $ (138,495)
                           =========   =========  ==========  ==========  ==========  ==========
Net loss per common
 share (basic and
 diluted)...............   $   (1.25)  $   (8.18) $    (9.79) $    (3.01) $    (2.14) $    (2.14)
                           =========   =========  ==========  ==========  ==========  ==========
Weighted average common
 shares outstanding
 (basic and diluted)....   3,159,418   4,841,520  16,142,482  62,058,844  61,979,187  64,753,747
                           =========   =========  ==========  ==========  ==========  ==========

                                  As of December 31,             As of September 30,
                         -------------------------------------  ----------------------
                          1997      1998     1999      2000        2000        2001
                         -------  -------- -------- ----------  ----------  ----------
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $11,362  $146,172 $186,251 $    1,617  $   13,135  $  417,969
Working capital
 (deficiency)...........  (5,681)  146,192  134,669    (54,305)     (5,296)    349,250
Property, plant and
 equipment, net.........     473   198,953  421,864    662,990     632,282     778,550
Total assets............  13,253   686,859  979,797  1,065,890   1,036,288   1,701,777
Long-term debt and
 capital lease
 obligations............     --    465,689  504,636    728,485     685,260   1,342,052
Redeemable preferred
 stock..................     --     80,090   94,203    104,068     101,509     112,139
Shareholders' equity
 (deficit)..............  (3,959)   95,889  233,910     55,437     106,725      12,920

                            March 6,                                           Nine Months Ended
                          1997 through      Year Ended December 31,              September 30,
                          December 31, -----------------------------------  ------------------------
                              1997       1998        1999         2000         2000         2001
                          ------------ ---------  -----------  -----------  -----------  -----------
                                   (in thousands, except subscriber and customer data)
Other Data:
Subscribers (end of
 period)................        --        33,844      195,204      446,401      361,590      617,804
Launched potential
 customers (end of
 period)................        --       248,000   11,450,000   13,520,200   13,323,000   13,520,200
EBITDA(1)...............    $(2,736)   $ (12,737) $   (76,224) $   (22,490) $   (17,117) $    46,065
Cash flows from:
 Operating activities...    $(1,077)   $  (4,130) $   (51,522) $   (35,097) $   (40,108) $    10,238
 Investing activities...       (478)    (372,372)    (191,538)    (329,479)    (280,909)    (276,589)
 Financing activities...     12,917      511,312      283,139      179,942      147,901      682,703

--------
(1) "EBITDA" is defined as operating loss plus depreciation and amortization expense and non-cash compensation. EBITDA is a key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income (or loss), as determined in accordance with generally accepted accounting principles. EBITDA is not a measure determined in accordance with generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts and investors in the wireless communications industry. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

                                  RISK FACTORS

   An investment in the Class A common stock involves a high degree of risk. In addition to the other information in this prospectus supplement, the accompanying prospectus and the documents incorporated and deemed to be incorporated in the accompanying prospectus by reference, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our Class A common stock could decline and you might lose all or part of your investment. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us, or that we currently see as immaterial, may also harm our business.

If AT&T Wireless is not successful as a provider of wireless communications, we may not be successful.

   Our results of operations are highly dependent on our relationship with AT&T Wireless and AT&T and the success of their wireless strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if either AT&T Wireless' or AT&T's reputation as a communication services provider declines.

We depend on our agreements with AT&T and AT&T Wireless for our success, and we would have difficulty operating without them.

   Our results of operations are dependent upon agreements we have entered into with AT&T and AT&T Wireless in several ways:

  . We market our products using equal emphasis co-branding with AT&T in accordance with a license agreement with AT&T, which we believe provides us with significant marketing advantages. The license agreement has an initial five-year term expiring February 2003 and may be terminated if we fail to comply with any of its material provisions.

  . Most of our roaming revenues have historically been derived from AT&T Wireless' customers traveling through our areas. Our roaming agreement with AT&T Wireless provides that the per minute roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, the roaming rate charges are subject to renegotiation by the parties from time to time on or after September 1, 2005. The roaming agreement has a 20-year term expiring in 2018 and may be terminated by AT&T Wireless if we breach any of its material provisions. Our ability to offer plans with low roaming rates would be adversely affected if this agreement were to be terminated.

   In addition, if AT&T or its affiliates combine with specified entities with over $5 billion in annual revenues from telecommunications activities, that derive less than one-third of their aggregate revenues from the provision of wireless telecommunications and that have personal communications services or cellular licenses that cover at least 25% of the people covered by our licenses, then AT&T Wireless PCS may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T Wireless in those markets, exposing us to increased competition, and we could lose access to customers.

   Our results of operations would be adversely affected if any of our agreements with AT&T or AT&T Wireless are terminated.

AT&T Wireless may compete with us, which could cause it to obtain subscribers who otherwise might use our AT&T-licensed services.

   Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless PCS's request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement.

Our inability to effectively manage our planned rapid growth could adversely affect our operations.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the build-out of our network could have a material adverse effect on our business, results of operations and financial condition.

Our future growth may require significant additional capital, and our substantial indebtedness could impair our ability to fund our capital requirements.

   We believe that we have sufficient funds to complete the build-out of our network, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. For example, AT&T Wireless has announced its intention to add a global system for mobile communications, or "GSM", overlay and the general packet radio service, or "GPRS", technology to its networks throughout the country, to be followed by a further upgrade to enhanced data rates for global evolution, or "EDGE", and then "UMTS", technology, each of which promises faster transmission speeds and increased capacity. If we decide to follow AT&T Wireless and adopt this technological upgrade plan, we will be required to spend incremental amounts that are not in our current capital budget. In addition, we engage, from time to time, in discussions with AT&T Wireless regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of wireless communications licenses within our currently licensed area. Sources of funding for our future capital requirements may include any or all of the following:

  .  public offerings or private placements of equity and debt securities;

  .  commercial bank loans; and

  .  equipment lease financing.

   Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011, our 8 3/4% senior subordinated notes due 2011, our credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements and could have a material adverse effect on our business.

We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.

   We are highly leveraged. As of November 15, 2001, we had total consolidated long-term obligations of approximately $1.3 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  .  limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to less leveraged competitors.

   Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have many competitors in our markets that have substantial coverage areas, which makes it difficult for us to acquire and maintain a strong competitive position.

   We compete in our markets with most of the major cellular and personal communications services companies in the United States. Many of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than we do. Airtime and monthly access rates may continue to decline due to competition, and we may have to significantly discount our prices over a long period of time to attract customers, which would put downward pressure on our prices and make it more difficult for us to achieve positive cash flow.

   We expect competition to intensify as a result of the consolidation of the industry and the development of new technologies, products and services. The wireless communications industry has been experiencing significant consolidation, and we expect this trend will continue. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources.

Competitors who offer more services than we do may attract customers.

   Some of our competitors market other services, such as traditional telephone services, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers.

   In addition, we expect that in the future, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators that expand their services to offer communications services.

We are dependent upon roaming revenue, and its seasonality will subject our revenue and net income to seasonal fluctuations.

   In 1999, 2000 and the first nine months of this year, approximately 33.2%, 27.6% and 23.6%, respectively, of our revenues were derived from roaming charges incurred by other wireless providers for use of our network by their customers who had traveled within our coverage area. Most of that revenue was derived from AT&T Wireless' customers. Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and net income.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Many personal communications services providers have experienced a high rate of customer turnover which, if it affects us, may reduce our revenues.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including price competition, network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. A high rate of customer turnover could reduce our revenues and have a material adverse effect on our competitive position and results of operations.

We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes.

   The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.

   Our principal assets are our FCC licenses to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal in 2005, except for our cellular license for Myrtle Beach which is subject to renewal in 2010. Our FCC licenses are also subject to potential revocation if we do not comply with the FCC's rules.

Our success depends on our ability to attract and retain qualified personnel.

   A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.

We will likely incur operating costs due to unauthorized use of our network.

   As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

The technologies that we use may become obsolete, which would limit our ability to compete effectively and may result in increased costs to adopt a new technology.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the wireless communications marketplace. We have employed digital wireless communications technology using the current time division multiple access/IS-136 standards. Other digital technologies such as code division multiple access and global system for mobile communications may ultimately prove to be more advantageous than time division multiple access. For example, code division multiple access technology-based providers own licenses covering virtually all of the United States population. In addition, it is possible that a digital transmission technology other than time division multiple access technology (including global system for mobile communications, the prevalent standard in Europe) may gain sufficient acceptance in the United States to adversely affect the resources currently devoted by vendors to improving time division multiple access technology. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. Time division multiple access/IS-136 standards may not always meet or exceed the capabilities and quality of other technologies.

   Although all three standards are digital transmission technologies and share certain basic characteristics that differentiate them from analog transmission technology, they are not compatible or interchangeable with each other. In order to roam in other markets where no personal communications services licensee utilizes the time division multiple access technology standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

   In addition, if AT&T Wireless and its affiliates discontinue the use of time division multiple access digital technology and adopt a new technology, and we do not adopt the new technology, our exclusivity rights will terminate under our agreements with AT&T Wireless and its affiliates. We may not be able to successfully purchase and install the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. AT&T Wireless has announced that it will adopt the global system for mobile communications based GPRS technology standard for development of advanced services such as high speed transmission of data. To the extent that AT&T Wireless supplements its network with such technology, we may not be able to offer AT&T Wireless' customers all such advanced services, and we may lose the ability to collect roaming revenues from these services unless we also supplement our network with such technology.

If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. If consumers' health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, can be costly to defend. These concerns have received increased focus, including the adoption in July 2000 by the leading industry trade group of a policy under which member handset manufacturers will disclose emission levels. Additional studies of radio frequency emissions are ongoing. The ultimate findings of these studies will not be known until they are completed and made public. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry. During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets that we offer our customers comply with the proposed standards.

Our use of the SunCom brand name for marketing may link our reputation with another SunCom company and may expose us to litigation.

   We use the SunCom brand name to market our products and services in conjunction with another member of the AT&T Wireless Network, TeleCorp PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS, and any unfavorable consumer reaction to TeleCorp PCS could harm consumer perception of the SunCom brand name and, in turn, could adversely affect our own reputation.

   AT&T Wireless has agreed to acquire TeleCorp PCS and announced its expectation to discontinue the use of the SunCom brand name. We are currently evaluating the impact of this transaction on our marketing strategy, and we currently plan to continue using the SunCom brand.

Our ability to obtain access to additional radio frequency spectrum through Lafayette Communications Company is subject to various uncertainties.

   We may need additional spectrum in the future to meet demand for voice services or the deployment of next generation data services. One of our primary means to obtain access to additional spectrum for our personal communications services network is through participation in FCC auctions. The FCC concluded the bidding phase of its re-auction of licenses in the personal communications services C and F Blocks in the 1900 megahertz band on January 26, 2001. Although we did not participate in the auction, we have a non-controlling equity interest in Lafayette Communications Company L.L.C., which did participate in the auction. Of the 422 licenses offered, Lafayette was announced the winning bidder of thirteen 10 megahertz C Block licenses and one 10 megahertz F Block license. Five of these licenses were among those held by NextWave Personal Communications, Inc. On November 16, 2001, the FCC, NextWave and the major auction winners, including Lafayette, signed an agreement under which the auction winners would receive the disputed licenses. The settlement was ratified by the Department of Justice on November 27, 2001, but is still subject to approval by the bankruptcy court and is contingent on the passage of legislation by Congress. Lafayette currently holds licenses in seventeen markets in our service area and has additional applications to acquire licenses pending. There can be no assurance that Lafayette will receive all licenses for which it has pending applications or that the licenses will not be subject to court challenge, which could cause a delay in issuance of the licenses. We may not be successful in negotiating for use of spectrum acquired by Lafayette and may need to obtain additional spectrum from other sources which may not be available to us on commercially reasonable terms or at all.

The occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon, may have a material adverse effect on our business.

   On September 11, 2001, terrorists attacked the World Trade Center in New York and the Pentagon in Washington D.C. While we have not yet fully analyzed the impact that these and potential future similar events may have on our business, it does not currently appear that our business will be negatively impacted by these events. We cannot assure you, however, that any future terrorist attacks or other acts of war will not have a material adverse effect on our business, results of operations and financial condition.

We have incurred, and may continue to incur, operating losses.

   We have incurred operating losses during the development and construction of our personal communications services network and may continue to incur such losses as we build our customer base. Now that we have launched all 37 markets in our licensed area, our operating profitability will primarily depend on our ability to:

  .  market our services successfully;

  .  achieve our projected market penetration;

  .  manage customer turnover rates effectively; and

  .  price our services competitively.

   We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve operating profitability or positive cash flow from operating activities in the future. Personal communications services systems have a limited operating history in the United States, and our operation of these systems in our markets may not become profitable.

Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   Our credit facility and the indentures governing our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011 and our 8 3/4% senior subordinated notes due 2011 contain significant covenants that limit our ability to engage in various transactions and, in the case of our credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness. These events include:

  .  failure to comply with a document's covenants;

  .  material inaccuracies of representations and warranties;

  .  specified defaults under or acceleration of other indebtedness; and

  .  events of bankruptcy or insolvency.

   The limitations imposed by our outstanding indebtedness are substantial, and failure to comply with them could have a material adverse effect on our business. We are in full compliance with our debt covenants as of the date of this prospectus.

A limited number of stockholders own a large amount of our stock; if they decide to vote their shares together in furtherance of their own interests and those interests are different from yours, the result could be that we will take actions that are not in your interest.

   As of September 30, 2001, J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and its affiliates, Desai Capital Management Incorporated, Toronto Dominion Capital (U.S.A.), Inc., First Union Affordable Housing Community Development Corporation and its affiliates and Duff Ackerman Goodrich & Assoc. L.P., our initial institutional investors, in the aggregate, control approximately 55% of our total voting power, and Michael Kalogris and Steven Skinner control approximately 9% of our total voting power, in the aggregate. Those stockholders, other than J.P. Morgan SBIC LLC, have agreed that they will vote their shares together to elect two of our directors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee. As a result of their share ownership, these institutional investors and our management, if their interests are aligned or if they decide to vote their shares together, have the ability to control our future operations and strategy. Conflicts of interest between the institutional investors and management stockholders and our public stockholders may arise with respect to sales of shares of Class A common stock owned by the institutional investors and management stockholders or other matters. For example, sales of shares by the institutional investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our indentures, which would require us to offer to repurchase our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011 and our 8 3/4% senior subordinated notes due 2011. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the Class A common stock is less than the price paid by public stockholders.

   In an investors' agreement, our initial institutional investors, other than AT&T Wireless PCS, have agreed that investors holding 66 2/3% or more of the Class A common stock and Class B non-voting common stock held by these investors, in the aggregate, who propose to sell their shares of common stock may require the other investors to also participate in any such sale. As a result, such investors may have the effective right to sell control of Triton.

Our institutional investors invest in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors that may not be resolved in our favor.

   Our principal institutional investors, or their affiliates, currently have significant investments in personal communications services companies other than Triton. These institutional investors may in the future invest in other entities that compete with us. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Triton. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate.

Our stock price is highly volatile.

   The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  .  quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other personal communications and telecommunications services companies;

  . announcements of technological innovations or new services by us or our competitors; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  future sales of our securities; and

  .  stock market price and volume fluctuations.

   Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

Future sales of shares of Class A common stock could depress the price of the Class A common stock.

   The market price of the Class A common stock could drop as a result of significant sales in the market. The perception that such sales could occur may also affect its trading price. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

   As of September 30, 2001, there were 59,045,022 shares of Class A common stock outstanding and 8,210,827 shares of Class B non-voting common stock outstanding, all of which are convertible into Class A common stock on a one-for-one basis in specified circumstances.

   Of those shares, the 11.5 million shares sold in our initial public offering, the 6.9 million shares sold by us and certain selling stockholders in a secondary offering earlier this year and 1.6 million shares issued to employees pursuant to option and stock purchase plans, as well as the shares offered hereby, will be freely tradeable, except for any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act and subject to any vesting requirements for stock issued under our option and stock purchase plans. The remaining shares are restricted securities which may be resold under Rule 144. As of September 30, 2001, our executive officers, certain directors and the selling stockholders who hold an aggregate of approximately 32.6 million shares of our Class A common stock and 8.2 million shares of our Class B non-voting common stock have agreed to contractual lock-ups with the underwriters for a period of 90 days after this offering, subject to specified exceptions, but may resell their shares under Rule 144 after the expiration of the 90 day lock-up. AT&T Wireless, which holds 12.5 million shares of common stock issuable upon conversion of our Series D preferred stock and additional shares of Class A common stock issuable upon conversion of our Series A preferred stock, has not agreed to a contractual lockup and currently may resell its shares pursuant to Rule 144. Under Rule 144, holders that are not our affiliates who have held restricted shares for more than two years may freely resell those shares at any time, and those that are our affiliates or who have held restricted shares for at least one year may resell those shares subject to the volume and other limitations contained in Rule 144. In addition to their rights under Rule 144, we have granted the holders of our restricted shares demand registration rights that will entitle them to require us to register their shares.

   As restrictions on resale end, the market price of our Class A common stock could drop significantly if the holders of these securities sell them or are perceived by the market as intending to sell them. In addition, Salomon Smith Barney may in its own discretion, at any time, release all or any portion of the shares subject to lock-up agreements.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

   Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  .  discourage bids for our securities at a premium over the market price;

  . adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  . impede the ability of the holders of our securities to change our management.

   In addition, our stockholders' agreement, credit facility and indentures for our outstanding public debt contain limitations on our ability to enter into change of control transactions.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Your ownership interest could be diluted upon conversion of our Series A preferred stock.

   AT&T Wireless owns 786,253 shares of our Series A preferred stock. The Series A preferred stock has a liquidation value of $100 per share with dividends accruing at an annual rate of $10 per share, compounding quarterly from March 31, 1998. On or after February 4, 2006, AT&T Wireless may convert each share of Series A preferred stock into a number of shares of common stock equal to:
  .  $100 plus unpaid dividends on the share of Series A preferred stock divided by
  . the market price of one share of Class A common stock on the date of conversion.

   As a result, AT&T Wireless will be entitled to a larger number of shares of Class A common stock if the market value of the Class A common stock declines. Any conversion by AT&T Wireless will dilute the ownership interest of our existing shares of Class A common stock, which could cause the price of shares of our Class A common stock to decline.

                                 CAPITALIZATION

   The following table sets forth our cash and capitalization as of September 30, 2001:

  .  on an actual basis; and

  . on an as adjusted basis to give effect to the issuance of $400.0 million principal amount of our 8 3/4% senior subordinated notes due 2011 and the application of approximately $390.0 million of net proceeds therefrom, in November 2001.

   The sale of shares of our Class A common stock by the selling stockholders will not affect our capitalization. This table should be read in conjunction with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes thereto included elsewhere in this prospectus supplement.

                                                           Unaudited As of
                                                          September 30, 2001
                                                        -----------------------
                                                          Actual    As Adjusted
                                                        ----------  -----------
                                                            (in thousands)
Cash and cash equivalents.............................. $  417,969  $  417,969
                                                        ==========  ==========
Long-term obligations:
  Bank credit facility................................. $  575,000  $  185,000
  8 3/4% senior subordinated notes due 2011............        --      400,000
  9 3/8% senior subordinated notes due 2011............    338,487     338,487
  11% senior subordinated discount notes due 2008......    425,644     425,644
  Capital lease obligations............................      2,921       2,921
                                                        ----------  ----------
                                                         1,342,052   1,352,052
                                                        ==========  ==========
Series A redeemable convertible preferred stock, $.01
 par value; 1,000,000 shares authorized, $.01 par
 value, 786,253 shares issued and outstanding..........    112,139     112,139
Shareholders' Equity:
  Series B preferred stock, $.01 par value; 50,000,000
   shares authorized, no shares issued or outstanding..        --          --
  Series C preferred stock, $.01 par value; 3,000,000
   shares authorized, no shares issued and
   outstanding.........................................        --          --
  Series D preferred stock, $.01 par value; 16,000,000
   shares authorized, 543,683 shares issued and
   outstanding.........................................          5           5
  Class A common stock, $.01 par value, 520,000,000
   shares authorized, 59,146,267 shares issued and
   59,045,022 outstanding..............................        591         591
  Class B non-voting common stock, $.01 par value;
   60,000,000 shares authorized, 8,210,827 shares
   issued and outstanding..............................         82          82
  Additional paid-in capital...........................    626,364     626,364
  Accumulated deficit..................................   (493,421)   (493,421)
  Accumulated other comprehensive income/(loss)........    (20,994)    (20,994)
  Deferred compensation................................    (98,437)    (98,437)
  Common stock held in treasury, at cost...............     (1,270)     (1,270)
                                                        ----------  ----------
    Total shareholders' equity.........................     12,920      12,920
                                                        ----------  ----------
    Total capitalization............................... $1,467,111  $1,477,111
                                                        ==========  ==========

                                USE OF PROCEEDS

   We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.

                                DIVIDEND POLICY

   We have never declared or paid a cash dividend on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition and results of operations, contractual restrictions, business prospects and other factors that the board of directors considers relevant. Our ability to pay dividends is restricted by the terms of our preferred stock, our indentures and our credit facility.

                      PRICE RANGE OF CLASS A COMMON STOCK

   Our Class A common stock began trading on the New York Stock Exchange under the trading symbol "TPC" on July 31, 2001. From October 28, 1999 through July 30, 2001, our Class A common stock was traded on the Nasdaq National Market under the trading symbol "TPCS". The following table provides the high and low closing sales prices for our Class A common stock as reported on the New York Stock Exchange or the Nasdaq National Market, as appropriate, since the Class A common stock began trading publicly on October 28, 1999 for each of the periods indicated:

                                                                     Price of
                                                                      Class A
                                                                   Common Stock
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
   Year Ended December 31, 1999
     Fourth Quarter (from October 28, 1999)....................... $47.19 $18.00

   Year Ended December 31, 2000
     First Quarter................................................  68.88  39.38
     Second Quarter...............................................  60.00  37.88
     Third Quarter................................................  59.25  25.00
     Fourth Quarter...............................................  52.38  25.94

   Year Ending December 31, 2001
     First Quarter................................................  45.69  29.44
     Second Quarter...............................................  41.00  28.63
     Third Quarter................................................  42.36  31.99
     Fourth Quarter (through November 28, 2001)...................  37.90  30.40

   On November 28, 2001, the closing sales price for our Class A common stock as reported on the New York Stock Exchange was $31.13.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

   The following tables present selected financial data derived from audited financial statements of Triton for the period from March 6, 1997 to December 31, 1997, for the years ended December 31, 1998, 1999 and 2000 and the unaudited financial statements of Triton for the nine months ended September 30, 2000 and 2001. In the opinion of management, the interim financial data include all adjustments, consisting only of normal, recurring adjustments necessary for a fair presentation of results for the interim period. In addition, subscriber and customer data for the same periods are presented. The following financial information is qualified by reference to and should be read in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes appearing elsewhere in this prospectus supplement.

                            March 6,                                        Nine Months Ended
                          1997 through     Year Ended December 31,            September 30,
                          December 31, ---------------------------------  ----------------------
                              1997       1998        1999        2000        2000        2001
                          ------------ ---------  ----------  ----------  ----------  ----------
                                                    (in thousands)
Statement of Operations
 Data:
Revenues:
 Service................         --    $  11,172  $   63,545  $  224,312  $  150,984  $  284,876
 Roaming................         --        4,651      44,281      98,492      71,641      93,995
 Equipment..............         --          755      25,405      34,477      24,801      19,498
                           ---------   ---------  ----------  ----------  ----------  ----------
   Total Revenues.......         --       16,578     133,231     357,281     247,426     398,369
                           ---------   ---------  ----------  ----------  ----------  ----------
Expenses:
 Costs of services and
  equipment (excluding
  noncash compensation
  of $0, $0, $142 and
  $1,026 for the
  periods ended
  December 31, 1997,
  1998, 1999 and 2000,
  respectively and $340
  and $1,746 for the
  nine months ended
  September 30, 2000
  and 2001,
  respectively).........         --       10,466     107,521     194,686     137,438     179,381
 Selling and marketing
  (excluding noncash
  compensation of $0,
  $0, $213 and $1,274
  for the periods ended
  December 31, 1997,
  1998, 1999 and 2000,
  respectively and $979
  and $1,288 for the
  nine months ended
  September 30, 2000
  and 2001,
  respectively).........         --        3,260      59,580     100,403      68,949      77,829
 General and
  administrative
  (excluding noncash
  compensation of $0,
  $1,120, $2,954 and
  $5,967 for the
  periods ended
  December 31, 1997,
  1998, 1999 and 2000,
  respectively and
  $3,978 and $8,758 for
  the nine months ended
  September 30, 2000
  and 2001,
  respectively).........   $   2,736      15,589      42,354      84,682      58,156      95,094
 Non-cash
  compensation..........         --        1,120       3,309       8,267       5,297      11,792
 Depreciation and
  amortization..........           5       6,663      45,546      94,131      68,970      93,213
                           ---------   ---------  ----------  ----------  ----------  ----------
   Total operating
    expenses............       2,741      37,098     258,310     482,169     338,810     457,309
                           ---------   ---------  ----------  ----------  ----------  ----------
Loss from operations....      (2,741)    (20,520)   (125,079)   (124,888)    (91,384)    (58,940)
Interest and other
 expense................      (1,228)    (30,391)    (41,061)    (56,229)    (38,863)    (87,368)
Interest and other
 income.................           8      10,635       4,852       4,957       4,799      15,884
Gain on sale of
 property, equipment and
 marketable securities,
 net....................         --          --       11,928         --          --          --
                           ---------   ---------  ----------  ----------  ----------  ----------
Loss before taxes.......      (3,961)    (40,276)   (149,360)   (176,160)   (125,448)   (130,424)
Income tax (benefit)
 provision..............         --       (7,536)        --          746         --          --
                           ---------   ---------  ----------  ----------  ----------  ----------
Net loss................   $  (3,961)  $ (32,740) $ (149,360) $ (176,906) $ (125,448) $ (130,424)
                           =========   =========  ==========  ==========  ==========  ==========
Accretion of preferred
 stock..................         --       (6,853)     (8,725)     (9,865)     (7,306)     (8,071)
                           ---------   ---------  ----------  ----------  ----------  ----------
Net loss available to
 common stockholders....   $  (3,961)  $ (39,593) $ (158,085) $ (186,771) $ (132,754) $ (138,495)
                           =========   =========  ==========  ==========  ==========  ==========
Net loss per common
 share (basic and
 diluted)...............   $   (1.25)  $   (8.18) $    (9.79) $    (3.01) $    (2.14) $    (2.14)
                           =========   =========  ==========  ==========  ==========  ==========
Weighted average common
 shares outstanding
 (basic and diluted)....   3,159,418   4,841,520  16,142,482  62,058,844  61,979,187  64,753,747
                           =========   =========  ==========  ==========  ==========  ==========

                                  As of December 31,             As of September 30,
                         -------------------------------------  ----------------------
                          1997      1998     1999      2000        2000        2001
                         -------  -------- -------- ----------  ----------  ----------
                                               (in thousands)
Balance Sheet Data:
Cash and cash
 equivalents............ $11,362  $146,172 $186,251 $    1,617  $   13,135  $  417,969
Working capital
 (deficiency)...........  (5,681)  146,192  134,669    (54,305)     (5,296)    349,250
Property, plant and
 equipment, net.........     473   198,953  421,864    662,990     632,282     778,550
Total assets............  13,253   686,859  979,797  1,065,890   1,036,288   1,701,777
Long-term debt and
 capital lease
 obligations............     --    465,689  504,636    728,485     685,260   1,342,052
Redeemable preferred
 stock..................     --     80,090   94,203    104,068     101,509     112,139
Shareholders' equity
 (deficit)..............  (3,959)   95,889  233,910     55,437     106,725      12,920

                            March 6,                                           Nine Months Ended
                          1997 through      Year Ended December 31,              September 30,
                          December 31, -----------------------------------  ------------------------
                              1997       1998        1999         2000         2000         2001
                          ------------ ---------  -----------  -----------  -----------  -----------
                                   (in thousands, except subscriber and customer data)
Other Data:
Subscribers (end of
 period)................        --        33,844      195,204      446,401      361,590      617,804
Launched potential
 customers
 (end of period)........        --       248,000   11,450,000   13,520,200   13,323,000   13,520,200
EBITDA(1)...............    $(2,736)   $ (12,737) $   (76,224) $   (22,490) $   (17,117) $    46,065
Cash flows from:
 Operating activities...    $(1,077)   $  (4,130) $   (51,522) $   (35,097) $   (40,108) $    10,238
 Investing activities...       (478)    (372,372)    (191,538)    (329,479)    (280,909)    (276,589)
 Financing activities...     12,917      511,312      283,139      179,942      147,901      682,703

--------
(1) "EBITDA" is defined as operating loss plus depreciation and amortization expense and non-cash compensation. EBITDA is a key financial measure but should not be construed as an alternative to operating income, cash flows from operating activities or net income (or loss), as determined in accordance with generally accepted accounting principles. EBITDA is not a measure determined in accordance with generally accepted accounting principles. We believe that EBITDA is a standard measure commonly reported and widely used by analysts and investors in the wireless communications industry. However, our method of computation may or may not be comparable to other similarly titled measures of other companies.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

Introduction

   The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with our financial statements and the related notes contained elsewhere in this prospectus supplement.

   Triton was incorporated in October 1997. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed to us personal communications services licenses covering 20 megahertz, or "MHz," of authorized frequencies in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky in exchange for an equity position in Triton. As part of the transaction, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region.

   On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems of South Carolina, Inc. In connection with this acquisition, we began commercial operations and earning recurring revenue in July 1998. We integrated the Myrtle Beach system into our personal communications services network as part of our initial network deployment. Substantially all of our revenues prior to 1999 were generated by cellular services provided in Myrtle Beach. Our results of operations do not include the Myrtle Beach system prior to our acquisition of that system.

   We began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of our personal communications services network build-out. We have successfully launched service in all 37 markets of our license area. Our network build-out currently focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology.

Revenue

   We derive our revenue from the following sources:

  . Service. We sell wireless personal communications services. The various types of service revenue associated with wireless communications services for our subscribers include monthly recurring charges and monthly non-recurring airtime charges for local, long distance and roaming airtime used in excess of pre-subscribed usage. Our customers' roaming charges are rate plan dependent and based on the number of pooled minutes included in their plans. Service revenue also includes monthly non-recurring airtime usage charges associated with our prepaid subscribers and non-recurring activation and de-activation service charges.

  . Equipment. We sell wireless personal communications handsets and accessories that are used by our customers in connection with our wireless services.

  . Roaming. We charge per minute fees to other wireless telecommunications companies for their customers' use of our network facilities to place and receive wireless services.

   We believe our roaming revenues will be subject to seasonality. We expect to derive increased revenues from roaming during vacation periods, reflecting the large number of tourists visiting resorts in our coverage area. We believe that our equipment revenues will also be seasonal, as we expect sales of telephones to peak in the fourth quarter, primarily as a result of increased sales during the holiday season. Although we expect our overall revenues to increase due to increasing roaming minutes, our per-minute revenue will decrease over time according to the terms of our agreements with AT&T wireless.

Costs and Expenses

   Our costs of services and equipment include:

  . Equipment. We purchase personal communications services handsets and accessories from third party vendors to resell to our customers for use in connection with our services. Because we subsidize the sale of handsets to encourage the use of our services, the cost of handsets is higher than the resale price to the customer. We do not manufacture any of this equipment.

  . Roaming Fees. We incur fees to other wireless communications companies based on airtime usage by our customers on other wireless communications networks.

  . Transport and Variable Interconnect. We incur charges associated with interconnection with other wireline and wireless carriers' networks. These fees include monthly connection costs and other fees based on minutes of use by our customers.

  . Variable Long Distance. We pay usage charges to other communications companies for long distance service provided to our customers. These variable charges are based on our subscribers' usage, applied at pre-negotiated rates with the other carriers.

  . Cell Site Costs. We incur expenses for the rent of towers, network facilities, engineering operations, field technician, and related utility and maintenance charges.

   Recent industry data indicate that transport, interconnect, roaming and long distance charges that we currently incur will continue to decline, due principally to competitive pressures and new technologies. Cell site costs are expected to increase due to escalation factors included in the lease agreements.

   Other expenses include:

  . Selling and Marketing. Our selling and marketing expense includes the cost of brand management, external communications, retail distribution, sales training, direct, indirect, third party and telemarketing support.

  . General and Administrative. Our general and administrative expense includes customer care, billing, information technology, finance, accounting, legal services, network implementation, product development, and engineering management. Functions such as customer care, billing, finance, accounting and legal services are likely to remain centralized in order to achieve economies of scale.

  . Depreciation and Amortization. Depreciation of property and equipment is computed using the straight-line method, generally over three to twelve years, based upon estimated useful lives. Leasehold improvements are amortized over the lesser of the useful lives of the assets or the term of the lease. Network development costs incurred to ready our network for use are capitalized. Amortization of network development costs begins when the network equipment is ready for its intended use and is amortized over the estimated useful life of the asset. Our personal communications services licenses and our cellular license are being amortized over a period of 40 years.

  . Non-cash Compensation. As of September 30, 2001, we recorded $98.4 million of deferred compensation associated with the issuances of our common and preferred stock to employees. The compensation is being recognized over the vesting period. In addition, we sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of our Series C preferred stock. Compensation expense was recognized for the excess of the fair market value at the date of issuance over the amounts paid.

  . Interest Income (Expense) and other. Interest income is earned primarily on our cash and cash equivalents. Interest expense through September 30, 2001 consists of interest on Triton PCS's credit facility, the 11% senior subordinated discount notes due 2008 and the 9 3/8% senior subordinated notes due 2011, net of capitalized interest. Other expenses include amortization of certain financing charges.

   Our ability to improve our margins will depend on our ability to manage our variable costs, including selling, general and administrative expense, costs per gross added subscriber and costs of building out our network. We expect our operating costs to grow as our operations expand and our customer base and call volumes increase. Over time, these expenses should represent a reduced percentage of revenues as our customer base grows. Management will focus on application of systems and procedures to reduce billing expense and improve subscriber communication. These systems and procedures will include debit billing, credit card billing, over-the-air payment and Internet billing systems.

Results of Operations

 Nine months ended September 30, 2001 compared to the nine months ended September 30, 2000

   Net subscriber additions were 171,403 for the nine months ended September 30, 2001, bringing our total subscribers to 617,804 as of September 30, 2001. The continued strong demand for our digital service offerings and pricing plans has allowed us to sustain this level of subscriber growth.

   The wireless industry typically generates a higher number of subscriber additions and handsets sales in the fourth quarter of each year compared to the other quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season, the timing of new products and service introductions, and aggressive marketing and sales promotions.

   Subscriber attrition, or churn, was 1.93% and 1.81% for the nine months ended September 30, 2001 and 2000, respectively. We believe that our churn rate remains consistently low due to our high quality system performance, our commitment to quality customer service and our focused collection efforts.

   An important operating metric in the wireless industry is average revenue per user, which summarizes the average monthly service revenue per customer. Average revenue per user was $59.54 and $61.23 for the nine months ended September 30, 2001 and 2000, respectively. We continue to focus on attracting new customers with rate plans that provide more value to the customer.

   Service revenues were $284.9 million and $151.0 million for the nine months ended September 30, 2001 and 2000, respectively. Service revenues consist of monthly recurring access and feature charges and monthly non-recurring charges comprised primarily of roaming airtime usage and local and long distance usage in excess of the pre-subscribed usage plans. The increase in service revenues of $133.9 million over the same period in 2000 was due primarily to subscriber growth. Equipment revenues were $19.5 million and $24.8 million for the nine months ended September 30, 2001 and 2000, respectively. The equipment revenues decrease of $5.3 million over the same period in 2000 was due primarily to a decrease in the average sales price per handset sold, partially offset by an increase in gross additions. Roaming revenues were $94.0 million and $71.6 million for the nine months ended September 30, 2001 and 2000, respectively. The increase in roaming revenues of $22.4 million was due to increased roaming minutes of use resulting from our roaming partners' continued subscriber growth and our network build-out, partially offset by a contractual decrease in our service charge per minute.

   Costs of service were $127.4 million and $91.2 million for the nine months ended September 30, 2001 and 2000, respectively. Costs of service are comprised primarily of network operating costs, roaming expense and long distance expense. The increase in costs of service of $36.2 million over the same period in 2000 was due primarily to increased costs of expanding and maintaining our wireless network to support an increase in the number of subscriber and roamer minutes of use. Cost of equipment was $52.0 million and $46.3 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $5.7 million over the same period in 2000 is due primarily to an increase in gross additions.

   Selling and marketing costs were $77.8 million and $68.9 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $8.9 million over the same period in 2000 was primarily due to the expansion of our sales distribution channels.

   General and administrative expenses were $95.1 million and $58.2 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $36.9 million over the same period in 2000 was primarily due to the growth of infrastructure and staffing related to information technology, customer care and other administrative functions established in conjunction with the corresponding growth in our subscriber base.

   EBITDA is defined as operating loss plus depreciation and amortization expense and non-cash compensation. We believe EBITDA provides meaningful additional information on our operating results and on our ability to service our long-term debt and other fixed obligations, as well as our ability to fund our continued growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations. Growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with United States GAAP, as an alternate to cash flows from operating activities as determined in accordance with United States GAAP or as a measure of liquidity. EBITDA was $46.1 million and a loss of $17.1 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $63.2 million over the same period in 2000 resulted primarily from Triton's growth as discussed in the items above.

   Non-cash compensation was $11.8 million and $5.3 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $6.5 million over the same period in 2000 was attributable to the vesting of an increased number of restricted shares.

   Depreciation and amortization expenses were $93.2 million and $69.0 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $24.2 million over the same period in 2000 relates to increases in our network placed into service. Depreciation will continue to increase as additional portions of our network are placed into service.

   Interest and other expense was $87.4 million, net of capitalized interest of $4.9 million, for the nine months ended September 30, 2001. Interest expense was $38.9 million, net of capitalized interest of $7.9 million, for the nine months ended September 30, 2000. The increase of $48.5 million over the same period in 2000 relates primarily to interest accrued on the 9 3/8% senior subordinated notes issued in January 2001 and additional draws on our credit facility. For the nine months ended September 30, 2001, we had a weighted average interest rate of 9.46% on our average borrowings under our bank credit facility and our average obligation for the senior subordinated debt.

   Interest income was $15.9 million and $4.8 million for the nine months ended September 30, 2001 and 2000, respectively. The increase of $11.1 million over the same period in 2000 was due primarily to higher average cash balances.

   Net loss was $130.4 million and $125.4 million for the nine months ended September 30, 2001 and 2000, respectively. The increase in net loss of $5.0 million over the same period in 2000 resulted primarily from the items discussed above.

 Year ended December 31, 2000 compared to the year ended December 31, 1999

   Net subscriber additions were 251,197 and 161,360 for the years ended December 31, 2000 and 1999, respectively. Subscribers were 446,401 and 195,204 as of December 31, 2000 and 1999, respectively. The increase in subscribers was primarily due to offering twelve months of service in the 27 markets launched as of December 31, 1999 as part of our network build-out, launching
10 additional markets between December 31, 1999 and December 31, 2000 as part of the network build-out, and continued strong demand for our digital service offerings and pricing plans.

   The wireless industry typically generates a higher number of subscriber additions and handset sales in the fourth quarter of each year compared to the other quarters. This is due to the use of retail distribution, which is dependent on the holiday shopping season, the timing of new products and service introductions, and aggressive marketing and sales promotions.

   Subscriber churn was 1.80% and 1.86% for the years ended December 31, 2000 and 1999, respectively. We believe that our churn rate remains consistently low due to our high quality system performance, our commitment to quality customer service and our focused collection efforts.

   Average revenue per user was $60.99 and $57.81 for the years ended December 31, 2000 and 1999, respectively. We continue to focus on attracting new customers with rate plans that provide more value to the customer at a higher average customer bill.

   Total revenue was $357.3 million and $133.2 million for the years ended December 31, 2000 and 1999, respectively. Service revenue was $224.3 million and $63.5 million for the years ended December 31, 2000 and 1999, respectively. The increase in service revenue of $160.8 million was due primarily to growth of subscribers. Equipment revenue was $34.5 million and $25.4 million for the years ended December 31, 2000 and 1999, respectively. The equipment revenues increase of $9.1 million was due primarily to the increase in gross additions. Roaming revenue was $98.5 million and $44.3 million for the years ended December 31, 2000 and 1999, respectively. The increase in roaming revenues of $54.2 million was due to increased roaming minutes of use resulting from our continued network build-out, partially offset by a contractual decrease in our service charge per minute.

   Cost of service was $125.3 million and $63.2 million for the years ended December 31, 2000 and 1999, respectively. The increase in costs of service of $62.1 million was due primarily to increased costs of expanding and maintaining our wireless network to support an increase in the number of subscriber and roamer minutes of use. Cost of equipment was $69.4 million and $44.3 million for the years ended December 31, 2000 and 1999, respectively. The increase of $25.1 million was due primarily to an increase in subscriber additions.

   Selling and marketing costs were $100.4 million and $59.6 million for the years ended December 31, 2000 and 1999, respectively. The increase of $40.8 million was primarily due to the expansion of our sales distribution channels and advertising and promotion costs associated with the additional markets launched.

   General and administrative expenses were $84.7 million and $42.4 million for the years ended December 31, 2000 and 1999, respectively. The increase of $42.3 million was primarily due to the development and growth of infrastructure and staffing related to information technology, customer care, collections, retention and other administrative functions established in conjunction with launching additional markets and the corresponding growth in subscriber base.

   EBITDA represents operating loss plus depreciation and amortization expense and non-cash compensation. We believe EBITDA provides meaningful additional information on our operating results and on our ability to service our long-term debt and other fixed obligations as well as our ability to fund our continued growth. EBITDA is considered by many financial analysts to be a meaningful indicator of an entity's ability to meet its future financial obligations. Growth in EBITDA is considered to be an indicator of future profitability, especially in a capital-intensive industry such as wireless telecommunications. EBITDA should not be construed as an alternative to operating income (loss) as determined in accordance with United States GAAP, as an alternate to cash flows from operating activities as determined in accordance with United States GAAP, or as a measure of liquidity. EBITDA was a loss of $22.5 million and a loss of $76.2 million for the years ended December 31, 2000 and 1999, respectively. The decrease in the loss of $53.7 million resulted primarily from the items discussed above.

   Non-cash compensation expense was $8.3 million and $3.3 million for the years ended December 31, 2000 and 1999, respectively. The increase of $5.0 million is attributable to the vesting of an increased number of restricted shares.

   Depreciation and amortization expenses were $94.1 million and $45.5 million for the years ended December 31, 2000 and 1999, respectively. The increase of $48.6 million relates primarily to depreciation of our fixed assets as well as the amortization on our personal communications services licenses and AT&T agreements upon the commercial launch of our markets. Depreciation will continue to increase as additional portions of our network are placed into service.

   Interest and other expense was $56.2 million, net of capitalized interest of $9.5 million, for the year ended December 31, 2000. Interest and other expense was $41.1 million, net of capitalized interest of $12.3 million, for the year ended December 31, 1999. The increase of $15.1 million relates primarily to additional draws on our credit facility totaling $182.8 million and less capitalized interest as a result of assets placed into service. For the year ended December 31, 2000, we had a weighted average interest rate of 10.98% on our average borrowings under our bank credit facility and our average obligation for the senior subordinated debt.

   Interest income was $5.0 million and $4.9 million for the years ended December 31, 2000 and 1999, respectively. The increase of $0.1 million was due primarily to interest on slightly higher average cash balances.

   Gain on sale of property, equipment and marketable securities was $11.9 million for the year ended December 31, 1999, relating primarily to the gain recorded on the tower sale of $11.6 million, and the gain on the sale of marketable securities of $1.0 million, partially offset by a $0.8 million loss on the sale of furniture and fixtures. We recorded no gains or losses on the sale of assets in 2000.

   Net loss was $176.9 million and $149.4 million for the years ended December 31, 2000 and 1999, respectively. The net loss increase of $27.5 million resulted primarily from the items discussed above.

 Year ended December 31, 1999 compared to the year ended December 31, 1998

   Total revenue was $133.2 million and $16.6 million for the years ended December 31, 1999 and 1998, respectively. Service revenue was $63.5 million and $11.2 million for the years ended December 31, 1999 and 1998, respectively. Equipment revenue was $25.4 million and $0.8 million for the years ended December 31, 1999 and 1998, respectively. Roaming revenue was $44.3 million and $4.7 million for the years ended December 31, 1999 and 1998, respectively. This revenue increase was primarily related to launching 27 markets as part of our network build-out.

   Cost of service and equipment was $107.5 million and $10.5 million for the years ended December 31, 1999 and 1998, respectively. These costs were primarily related to launching 27 markets as part of our network build-out.

   Selling and marketing expenses were $59.6 million and $3.3 million for the years ended December 31, 1999 and 1998, respectively. The increase of $56.3 million was due to increased salary and benefit expenses for new sales and marketing staff and advertising and promotion associated with launching 27 markets as part of our network build-out.

   General and administrative expenses were $42.4 million and $15.6 million for the years ended December 31, 1999 and 1998, respectively. The increase of $26.8 million was due to the development and growth of infrastructure and staffing related to information technology, customer care and other administrative functions incurred in conjunction with the commercial launch of 27 markets during 1999.

   Non-cash compensation expense was $3.3 million and $1.1 million for the years ended December 31, 1999 and 1998, respectively. This increase is attributable to the issuance of additional shares in 1999 and to an increase in the vesting of certain restricted shares as compared to the same period in 1998.

   Depreciation and amortization expense was $45.5 million and $6.7 million for the years ended December 31, 1999 and 1998, respectively. This increase of $38.8 million was related to depreciation of our fixed assets, as well as the initiation of amortization on personal communications services licenses and the AT&T agreements upon the commercial launch of our markets.

   Interest expense was $41.1 million, net of capitalized interest of $12.3 million, and $30.4 million, net of capitalized interest of $3.5 million, for the years ended December 31, 1999 and 1998, respectively. The increase is attributable to increased borrowings as compared to the same period in 1998.

   Interest income was $4.9 million and $10.6 million for the years ended December 31, 1999 and 1998, respectively. This reduction is due primarily to lower average cash balances resulting from the continued network build-out.

   Gain on sale of property, equipment and marketable securities was $11.9 million for the year ended December 31, 1999, relating primarily to the gain recorded on the tower sale of $11.6 million, and the gain on the sale of marketable securities of $1.0 million, partially off set by a $0.8 million loss on the sale of furniture and fixtures. We recorded no gains on the sale of assets in 1998.

   Income tax benefit for years ended December 31, 1999 and 1998 was $0 and $7.5 million, respectively. The decrease was due to the inability to recognize additional tax benefits in 1999.

   Net loss was $149.4 million and $32.7 million for the years ended December 31, 1999 and 1998, respectively. The net loss increased $116.7 million primarily due to the initial launch of commercial service as discussed in the items above.

Liquidity and Capital Resources

   We expect to fund our capital requirements with:

  .  the proceeds from equity offerings;

  .  borrowings under Triton PCS's credit facility; and

  . the proceeds from Triton PCS's prior offering of senior subordinated notes.

   We estimate that, since our inception, we have spent approximately $1.4 billion on the completion of our network, which allows us to offer services to approximately 80% of the potential customers in our licensed area. These capital outlays included license acquisition costs, capital expenditures for network construction, funding of operating cash flow losses and other working capital costs, debt service and financing fees and expenses. We may have additional capital requirements, which could be substantial that may result from our acquisition of new broadband personal communications services licenses or for future upgrades for advances in new technology.

   We believe that the proceeds from this offering coupled with cash on hand and available credit facility borrowings will be sufficient to meet our projected capital requirements through the conclusion of our network build plan. Although we estimate that these funds will be sufficient to build out our network and to enable us to offer services to over 80% of the potential customers in our licensed area, it is possible that additional funding will be necessary for further upgrades to our network.

   Preferred Stock. As part of our joint venture agreement with AT&T Wireless, we issued 732,371 shares of our Series A preferred stock to AT&T Wireless PCS. The Series A preferred stock provides for cumulative dividends at an annual rate of 10% on the $100 liquidation value per share plus unpaid dividends. These dividends accrue and are payable quarterly; however, we may defer all cash payments due to the holders until June 30, 2008, and quarterly dividends are payable in cash thereafter. To date, all such dividends have been deferred. The Series A preferred stock is redeemable at the option of its holders beginning in 2018 and at our option, at its liquidation value, plus unpaid dividends, on or after February 4, 2008. On or after February 4, 2006, the Series A preferred stock is also convertible at the option of its holders for shares of our Class A common stock having a market value equal to the liquidation value plus unpaid dividends on Series A preferred stock. We may not pay dividends on, or, subject to specified exceptions, repurchase shares of, our common stock without the consent of the holders of the Series A preferred stock.

   Credit Facility. On September 14, 2000, Triton PCS entered into an amended and restated loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $750.0 million of borrowings. The bank facility provides for:

  . a $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . a $175.0 million senior secured Tranche C term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche D term loan maturing on August 4, 2006; and

  . a $100.0 million senior secured revolving credit facility maturing on August 4, 2006.

   The terms of the bank facility permit Triton PCS to draw up to $750.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. The borrowings under these facilities are subject to customary terms and conditions. As of September 30, 2001, after giving pro forma effect to the application of the net proceeds from the offering of its 8 3/4% senior subordinated notes due 2011, Triton PCS had outstanding borrowings of:

   .  approximately $14.4 million under the Tranche A term loan;

   .   $150.0 million under the Tranche B term loan;

   .  approximately $14.4 million under the Tranche C term loan;

   .  approximately $6.2 million under the Tranche D term loan; and

   .  there was no outstanding debt under the revolver.

In addition, Triton PCS has amended its credit facility extending the availability period for $71.5 million of the remaining $75.0 million unfunded commitment under the Tranche D term loan from December 31, 2001 to December 31, 2002.

   Triton PCS must begin to repay the term loans in quarterly installments, beginning on February 4, 2002, and the commitments to make loans under the revolving credit facility are automatically and permanently reduced beginning on August 4, 2004. In addition, the credit facility requires Triton PCS to make mandatory prepayments of outstanding borrowings under the credit facility, commencing with the fiscal year ending December 31, 2001, based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on Triton PCS's ability to incur debt and pay dividends.

   Senior Subordinated Notes. On May 7, 1998, Triton PCS completed an offering of $512.0 million aggregate principal amount at maturity of 11% senior subordinated discount notes due 2008 under Rule 144A of the Securities Act. The proceeds of the offering, after deducting the initial purchasers' discount, were $291.0 million. The notes are guaranteed by all of Triton PCS's subsidiaries. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default.

   On January 19, 2001, Triton PCS completed the private sale of $350.0 million principal amount of its 9 3/8% senior subordinated notes due 2011 under Rule 144A of the Securities Act. The proceeds of the offering, after deducting the initial purchasers' discount and estimated expenses, were $337.5 million. The notes are guaranteed by all of the domestic subsidiaries of Triton PCS. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default. On June 15, 2001, Triton PCS closed its registered exchange offer of $350.0 million principal amount of its 9 3/8% senior subordinated notes due 2011 for $350.0 million principal amount of newly issued 9 3/8% senior subordinated notes due 2011, which have been registered under the Securities Act of 1933.

   On November 14, 2001, Triton PCS completed the private sale of $400.0 million principal amount of 8 3/4% senior subordinated notes due 2011 under Rule 144A of the Securities Act. The proceeds of the offering, after deducting the initial purchasers' discount and estimated expenses, were approximately $390.0 million. The notes are guaranteed by all of the subsidiaries of Triton PCS. The indenture for the notes contains customary covenants, including covenants that limit our subsidiaries' ability to pay dividends to us, make investments and incur debt. The indenture also contains customary events of default.

   Equity Offering. On February 28, 2001, we issued and sold 3,500,000 shares of Class A common stock in a public offering at $32 per share and raised approximately $106.1 million, net of $5.9 million of costs.

 Historical Cash Flow.

   As of September 30, 2001, we had $418.0 million in cash and cash equivalents, as compared to $1.6 million in cash and cash equivalents at December 31, 2000. Net working capital was $349.3 million at September 30, 2001 and $(54.3) million at December 31, 2000. The $10.2 million of cash provided by operating activities during the nine-month period ended September 30, 2001 was the result of our net loss of $130.4 million and $9.0 million of cash used by changes in working capital, partially offset by $149.6 million of depreciation and amortization, accretion of interest, non-cash compensation and bad debt expense. The $276.6 million of cash used by investing activities during the nine-month period ending September 30, 2001 was related to capital expenditures associated with network build-out. These capital expenditures were made primarily to enhance and expand our wireless network in order to increase capacity and to satisfy subscriber needs and competitive requirements. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth. The $682.7 million provided by financing activities during the nine-month period ending September 30, 2001 relates primarily to our $281.0 million draw against our credit facility, $337.5 million of net proceeds from our 9 3/8% notes offering, and $106.7 million of net proceeds from our equity offering, partially offset by $38.8 million of credit facility payments.

   As of September 30, 2000, we had $13.1 million in cash and cash equivalents, as compared to $186.3 million in cash and cash equivalents at December 31, 1999. Net working capital was $(5.3) million at September 30, 2000 and $134.7 million at December 31, 1999. The $40.1 million of cash used in operating activities during the nine-month period ended September 30, 2000 was the result of our net loss of $125.4 million and $24.6 million of cash used by changes in working capital, partially offset by $109.9 million of depreciation and amortization, accretion of interest, non-cash compensation and bad debt expense. The $280.9 million of cash used by investing activities during the nine-month period ending September 30, 2000 was related to capital expenditures associated with our network build-out. These capital expenditures were made primarily to enhance and expand our wireless network in order to increase capacity and to satisfy subscriber needs and competitive requirements. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth. The $147.9 million provided by financing activities during the nine-month period ending September 30, 2000 relates primarily to our $150.0 million draw against our credit facility.

   As of December 31, 2000, we had $1.6 million in cash and cash equivalents, as compared to $186.3 million in cash and cash equivalents at December 31, 1999. Net working capital was $(54.3) million at December 31, 2000 and $134.7 million at December 31, 1999. The $35.1 million of cash used in operating activities during the year ended December 31, 2000 was the result of our net loss of $176.9 million and $11.3 million of cash used by changes in working capital and other long-term assets, partially offset by $153.1 million of depreciation and amortization, accretion of interest, non-cash compensation, deferred income taxes and bad debt expense. The $329.5 million of cash used by investing activities during the year ended December 31, 2000 was related to capital expenditures associated with our network build-out. These capital expenditures were made primarily to enhance and expand our wireless network in order to increase capacity and to satisfy subscriber needs and competitive requirements. We will continue to upgrade our network capacity and service quality to support our anticipated subscriber growth. The $179.9 million provided by financing activities during the year ended December 31, 2000 relates primarily to our $182.8 million draw against our credit facility.

   As of December 31, 1999, Triton had $186.3 million in cash and cash equivalents, as compared to $146.2 million in cash and cash equivalents at December 31, 1998. Net working capital was $134.7 million at December 31, 1999 and $146.2 million at December 31, 1998. The $51.5 million of cash used in operating activities during the year ended December 31, 1999 was the result of our net loss of $149.4 million, partially offset by $20.0 million of cash provided by changes in working capital and other long-term assets and by $77.9 million of depreciation and amortization, gain on sale of property, equipment and marketable securities, accretion of interest, non-cash compensation and bad debt expense. The $191.5 million of cash used by investing activities during the year ending December 31, 1999 relates primarily to capital expenditures of $285.9 million associated with our network build-out, partially offset by $69.7 million of cash proceeds from our sale of property and equipment and net proceeds of $24.6 million on the sale of marketable securities. The $283.1 million provided by financing activities during the year ending December 31, 1999 relates primarily to the $190.2 million of net proceeds from our initial public offering and $95.0 million of proceeds from the issuance of stock in connection with a private equity investment.

   As of December 31, 1998, Triton had $146.2 million in cash and cash equivalents, as compared to $11.4 million in cash and cash equivalents at December 31, 1997. Net working capital was $146.2 million at December 31, 1998. The $4.1 million of cash used in operating activities during the year ended December 31, 1998 was the result of our net loss of $32.7 million partially offset by

$5.1 million of cash provided by changes in working capital and $23.5 million of depreciation and amortization, deferred income taxes, accretion of interest, non-cash compensation and bad debt expense. The $372.4 million of cash used by investing activities during the year ending December 31, 1998 relates primarily to capital expenditures of $87.7 million associated with our network build-out, $261.0 million of cash used to acquire the Myrtle Beach and Norfolk markets and $23.6 million purchase of marketable securities. The $511.3 million provided by financing activities during the year ending December 31, 1998 relates primarily to the $291.0 million of proceeds from Triton PCS's 11% subordinated debt offering, $49.4 million of proceeds from the issuance of stock in connection with the Myrtle Beach and Norfolk transactions, $33.3 million of proceeds from the issuance of stock in connection with a private equity investment and a $150.0 million draw against Triton PCS's credit facility.

New Accounting Pronouncements

   On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations". SFAS No. 141 supercedes Accounting Principles Board Opinion No. 16, "Business Combinations". The most significant changes made by SFAS No. 141 are: (i) requiring that the purchase method of accounting be used for all business combinations; and (ii) establishing specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001.

   On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 supercedes Accounting Principles Board Opinion No. 17, "Intangible Assets". SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, except for certain provisions related to goodwill and intangible assets which are acquired after June 30, 2001. Management is currently evaluating the impact this statement will have on our financial position or results of operations.

   On October 22, 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No. 143 primarily establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. Management is currently evaluating the impact this statement will have on our financial position or results of operations.

   On October 18, 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact this statement will have on our financial position or results of operations.

Inflation

   We do not believe that inflation has had a material impact on operations.

Qualitative and Quantitative Disclosures about Market Risks

   We are highly leveraged and, as a result, our cash flows and earnings are exposed to fluctuations in interest rates. Our debt obligations are U.S. dollar denominated. Our market risk, therefore, is the potential loss arising from adverse changes in interest rates. At September 30, 2001, the debt can be categorized as follows (dollars in thousands).

   Fixed interest rates:
     Senior subordinated debt......................................... $764,131
   Subject to interest rate fluctuations:
     Bank credit facility............................................. $575,000

   Our interest rate risk management program focuses on minimizing exposure to interest rate movements, setting an optimal mixture of floating and fixed rate debt and minimizing liquidity risk. To the extent possible, we manage interest rate exposure and the floating to fixed ratio through our borrowings, but sometimes we may use interest rate swaps to adjust our risk profile. We selectively enter into interest rate swaps to manage interest rate exposure only.

   On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No.
138. As a result of the adoption of SFAS No. 133, we now recognize all derivatives on the balance sheet at fair value. As of September 30, 2001, all derivatives met the required criteria for a cash flow hedge and, as a result, changes in fair value were primarily recorded in Accumulated Other Comprehensive Income and reclassified into earnings as the underlying hedged item affects earnings. On November 14, 2001, we completed the private sale of our 8 3/4% senior subordinated notes due 2011. Net proceeds from this offering of approximately $390.0 million were used to repay variable rate borrowings under our credit facility. All derivatives, which had fixed the interest rate on the repaid debt, will no longer qualify as cash flow hedges. Therefore, changes in the fair value of these non-qualifying derivatives will be recorded as other income (expense) as appropriate. Accordingly, we expect to incur other expense of approximately $8 million to $12 million in the fourth quarter of 2001. If interest rates rise over the remaining term of these derivatives, as expected, we should realize other income of approximately $2 million for each 50 basis point increase in interest rates.

Interest Rate Risk Management Agreements

   We utilize interest rate swaps to hedge against the effect of interest rate fluctuations on Triton PCS's senior debt portfolio. We do not hold or issue financial instruments for trading or speculative purposes. Swap counterparties are major commercial banks. Through September 30, 2001, Triton PCS had entered into 13 interest rate swap transactions having an aggregate non-amortizing notional amount of $480.0 million. Under these interest rate swap contracts, Triton PCS agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount and to receive in turn an amount equal to specified variable-rate of interest times the same notional amount. The notional amounts of the contracts are not exchanged. Net interest positions are settled quarterly. A 100 basis point fluctuation in market rates would not have a material effect on our overall financial condition.

   Information, as of September 30, 2001, for the interest rate swaps we have entered into is as follows:

                                                Receivable/
        Term         Notional    Rate    Rate    (Payable)  Fair Value
        ----         --------    ----    ----   ----------- ----------
   12/8/98-12/4/03  $35,000,000  4.805% 3.3918%  $ (35,241) $(1,026,790)
   12/8/98-12/4/03  $40,000,000  4.760% 3.3918%  $ (38,925) $(1,128,022)
   6/12/00-6/12/03  $75,000,000 6.9025%  3.137%  $(140,224) $(4,814,929)
   6/15/00-6/16/03  $50,000,000  6.895%  3.137%  $ (72,819) $(3,212,461)
   7/17/00-7/15/03  $25,000,000   6.89% 3.1907%  $(166,833) $(1,801,097)
   8/15/00-8/15/03  $25,000,000   6.89%  3.244%  $(108,361) $(1,775,107)
    4/6/01-4/6/06   $50,000,000   4.48% 4.2668%  $ (78,844) $(1,621,815)
    4/6/01-4/6/06   $75,000,000   4.48% 4.2668%  $(118,266) $(2,519,086)
    4/6/01-4/6/06   $25,000,000   4.48% 4.2668%  $ (39,422) $  (810,502)
    4/6/01-4/6/06   $10,000,000  4.475% 4.2668%  $ (15,648) $  (324,158)
    4/6/01-4/6/06   $25,000,000 4.4775% 4.2668%  $ (39,271) $  (812,708)
   4/24/01-4/24/06  $30,000,000   4.02% 4.2668%  $ (17,897) $  (748,477)
   4/24/01-4/24/06  $15,000,000   4.02% 4.2668%  $  (8,948) $  (398,732)

   The swaps commencing on April 6, 2001 can be terminated at the banks' option on April 7, 2003. The swaps commencing on April 24, 2001 can be terminated at the banks' option on April 24, 2002 and quarterly thereafter.

   The variable rate is capped at 7.5% for interest rate swaps commencing on 6/12/00 through 8/15/00.

   Our cash and cash equivalents consist of short-term assets having initial maturities of nine months or less. While these investments are subject to a degree of interest rate risk, it is not considered to be material relative to our overall investment income position.

                                    BUSINESS

Overview

   We are a rapidly growing provider of wireless communications services in the southeastern United States. Our wireless communications licenses cover approximately 13.5 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 MHz, of authorized frequencies covering
11.2 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2.3 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless' wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than 28.5 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless' digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless' and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

   As of September 30, 2001, we had successfully launched personal communications services in all of our 37 markets. Our network in these markets included 1,961 cell sites and seven switches. Our markets have attractive demographic characteristics for wireless communications services, including population densities that are 80% greater than the national average. Since we began offering services in these 37 markets, our subscriber base and the number of minutes generated by non-Triton subscribers roaming onto our network have grown dramatically.

   From our initial launch of personal communications services in January 1999 to September 30, 2001, our subscriber base has grown from 33,844 subscribers to 617,804 subscribers, with 57,152 additional subscribers coming in the third quarter of 2001 alone. Roaming minutes generated by non-Triton subscribers since January 1999 have increased from approximately 0.7 million minutes per month to approximately 61.7 million minutes per month, with roaming minutes rising from 56.5 million in the fourth quarter of 1999 to 172.6 million minutes in the third quarter of 2001.

   Our goal is to provide our customers with simple, easy-to-use wireless services with coast-to-coast service, superior call quality, personalized customer care and competitive pricing. We utilize a mix of sales and distribution channels, including, as of September 30, 2001, a network of 111 company-owned SunCom retail stores, local and nationally recognized retailers such as Circuit City, Staples, Best Buy, Metro Call and Zap's, and 85 direct sales representatives covering corporate accounts.

Strategic Alliance with AT&T Wireless

   One of our most important competitive advantages is our strategic alliance with AT&T Wireless, one of the largest providers of wireless communications services in the United States. As part of its strategy to rapidly expand its digital wireless coverage in the United States, AT&T Wireless has focused on constructing its own network and making strategic acquisitions in selected cities, as well as entering into agreements with other independent wireless operators, including Triton, to construct and operate personal communications services networks in other markets.

   Our strategic alliance with AT&T Wireless provides us with many business, operational and marketing advantages, including the following:

  . Recognized Brand Name. We market our wireless services to our potential customers giving equal emphasis to our regional SunCom brand name and logo and AT&T's brand name and logo. We believe that association with the AT&T brand name significantly increases the likelihood that potential customers will purchase our wireless communications services.

  . Exclusivity. We are AT&T Wireless' exclusive provider of facilities-based wireless mobility communications services using equal emphasis co-branding with AT&T in our covered markets, and, from time to time, we may participate with AT&T Wireless in other programs.

  . Preferred Roaming Partner. We are the preferred roaming partner for AT&T Wireless' digital wireless customers who roam into our coverage area. We expect to benefit from growth in roaming traffic as AT&T Wireless' digital wireless customers, particularly those in Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia, travel into our markets.

  . Coverage Across the Nation. Our customers have access to coast-to-coast coverage through our agreements with AT&T Wireless, other members of the AT&T Wireless Network and other third-party roaming partners. We believe this coast-to-coast coverage provides a significant advantage over our personal communications services competitors in our markets and allows us to offer competitive pricing plans, including national rate plans.

  . Volume Discounts. We receive preferred terms on certain products and services, including handsets, infrastructure equipment and administrative support from companies who provide these products and services to AT&T.

  . Marketing. We benefit from AT&T's nationwide marketing and advertising campaigns, including the success of AT&T's national rate plans, in the marketing of our own plans.

Competitive Strengths

   In addition to the advantages provided by our strategic alliance with AT&T Wireless, we have a number of competitive strengths, including the following:

  . Attractive Licensed Area. Our markets have favorable demographic characteristics for wireless communications services, such as population densities that are 80% greater than the national average.

  . Network Quality. We have successfully launched personal communications service in all of our 37 markets, covering over 80% of the total population in our service area and approximately 18,000 highway miles. We have constructed a comprehensive network, which includes over 1,900 cell sites and seven switches, using time division multiple access digital technology. Our network is compatible with AT&T Wireless' network and with the networks of other wireless communications service providers that use time division multiple access digital technology. We believe that the quality and extensive coverage of our network provide a strategic advantage over wireless communications providers that we compete against.

  . Experienced Management. We have a management team with a high level of experience in the wireless communications industry. Our senior management team has an average of 14 years of experience with wireless leaders such as AT&T, Verizon Communications, Horizon Cellular and ALLTEL Communications Inc. Our senior management team also owns in excess of 10% of our outstanding Class A common stock.

  . Contiguous Service Area. We believe our contiguous service area allows us to cost effectively offer large regional calling areas to our customers and route a large number of minutes through our network, thereby reducing interconnect costs for other networks. Further, we believe that we generate operational cost savings, including sales and marketing efficiencies, by operating in a contiguous service area.

  . Strong Capital Base. We believe that we have sufficient capital and availability under our credit facility to fund the build-out of our current network plan. On January 19, 2001, we completed the private sale of $350.0 million aggregate principal amount of our 9 3/8% senior subordinated notes due 2011 for net proceeds of approximately $337.5 million, and on November 14, 2001, we completed the private sale of $400.0 million principal amount of our 8 3/4% senior subordinated notes due 2011 for net proceeds of approximately $390.0 million. On February 28, 2001, we issued and sold 3,500,000 shares of our Class A common stock in a public offering at $32 per share and raised approximately $106.1 million, net of $5.9 million of costs. As of September 30, 2001, we had total capital of approximately $2.1 billion, $418.0 million of available cash and $175.0 million of available borrowings under our credit facility.

Business Strategy

   Our objective is to become the leading provider of wireless communications services in the markets we serve. We intend to achieve this objective by pursuing the following business strategies:

  . Operate a Superior, High Quality Network. We are committed to making the capital investment required to develop and operate a superior, high quality network. We believe this network will enable us to provide extensive coverage within our region and consistent quality performance, resulting in a high level of customer satisfaction.

  . Provide Superior Coast-to-Coast and In-Market Coverage. Our market research indicates that scope and quality of coverage are extremely important to customers in their choice of a wireless service provider. We have designed extensive local calling areas, and we offer coast-to-coast coverage through our arrangements with AT&T Wireless, its affiliates and other third-party roaming partners. Our network covers those areas where people are most likely to take advantage of wireless coverage, such as suburbs, metropolitan areas and vacation locations.

  . Provide Enhanced Value at Low Cost. We offer our customers advanced services and features at competitive prices. Our affordable, simple pricing plans are designed to promote the use of wireless services by enhancing the value of our services to our customers. We include usage-enhancing features such as call waiting, voice mail, three-way conference calling and short message service in our basic packages. We also allow customers to purchase large packages of minutes per month for a low fixed price.

  . Deliver Quality Customer Service. We believe that superior customer service is a critical element in attracting and retaining customers. Our systems have been designed with open interfaces to other systems. This design allows us to select and deploy the best software package for each application in our administrative systems. Our point-of-sale activation process is designed to ensure quick and easy service initiation, including customer qualification. We also emphasize proactive and responsive customer care, including rapid call-answer times, welcome packages and anniversary calls. We currently operate state-of-the-art customer care facilities in Richmond, Virginia and Charleston, South Carolina that house our customer service and collections personnel.

License Acquisition Transactions

   Our original personal communications services licenses were acquired as part of our joint venture agreement with AT&T Wireless.

   On June 30, 1998, we acquired an existing cellular system serving Myrtle Beach and the surrounding area from Vanguard Cellular Systems for a purchase price of approximately $164.5 million. We integrated the Myrtle Beach system, which used time division multiple access digital technology, into our personal communications services network as part of our initial network deployment. Substantially all of our revenues prior to 1999 were generated by services provided in Myrtle Beach. We have used our position in Myrtle Beach to secure roaming arrangements with other carriers that enable us to offer regional calling plans on a cost-effective basis.

   On December 31, 1998, we acquired from AT&T Wireless a personal communications services license covering the Norfolk, Virginia basic trading area, as well as a recently deployed network plant and infrastructure, for an aggregate purchase price of $111.0 million. The integration and launch of our Norfolk personal communications services were completed as part of our initial network build-out.

   On June 8, 1999, we completed an exchange of personal communications services licenses with AT&T Wireless. As part of this transaction, we transferred Hagerstown and Cumberland, Maryland personal communications services licenses that cover approximately 512,000 potential customers, with an estimated value of $5.1 million, for Savannah and Athens, Georgia personal communications services licenses that cover approximately 517,000 potential customers, with an estimated value of $15.5 million. We also issued to AT&T Wireless PCS 53,882 shares of our Series A preferred stock and 42,739 shares of our Series D preferred stock, with estimated values of $5.8 million and $4.6 million, respectively, in connection with the exchange. The build-out of our Savannah and Athens licenses has been completed.

   On November 15, 2001, AT&T Wireless PCS agreed to partition and disaggregate its broadband PCS A Block license for the Atlanta major trading area by assigning to us 20 MHz of spectrum for Bulloch County, Georgia and Screven County, Georgia, and we agreed to partition our broadband PCS A Block license by assigning to AT&T Wireless PCS all of our spectrum in Greene County, Tennessee. AT&T Wireless PCS may at its option elect to receive a cash payment of $10.4 million from us, in which case, we would keep our spectrum in Greene County, Tennessee. Applications for FCC approval of this swap transaction were filed with the FCC on November 26, 2001, and FCC approval is pending.

Summary Market Data

   The following table presents statistical information concerning the markets covered by our licenses.

                                           Estimated%
                                             Growth                  Traffic
Licensed Areas(1)            Customers(2)  1998-2003    Density(3)  Density(4)
-----------------            ------------  ----------   ----------  ----------
Charlotte Major Trading
 Area
Anderson, SC...............       346.6       1.28%         117       29,540
Asheville, NC..............       588.7       1.18%          94       28,774
Charleston, SC.............       686.8       0.59%         125       37,054
Columbia, SC...............       657.0       1.36%         161       31,789
Fayetteville/Lumberton,
 NC........................       636.8       0.76%         130       27,834
Florence, SC...............       260.2       0.71%         113       24,689
Goldsboro/Kinston, NC......       232.0       0.72%         112        9,065
Greenville/Washington, NC..       245.1       0.60%          60          N/A
Greenville/Spartanburg,
 SC........................       897.7       1.33%         220       28,535
Greenwood, SC..............        74.4       0.81%          91          N/A
Hickory/Lenoir, NC.........       331.1       1.09%         199       31,385
Jacksonville, NC...........       148.4       0.49%         193          N/A
Myrtle Beach, SC...........       186.4       3.00%         154          N/A
New Bern, NC...............       174.7       1.14%          84          N/A
Orangeburg, SC.............       119.6       0.35%          63       27,787
Roanoke Rapids, NC.........        76.8      -0.34%          61       28,372
Rocky Mount/Wilson, NC.....       217.2       0.82%         150       26,511
Sumter, SC.................       156.7       0.57%          92       19,421
Wilmington, NC.............       327.6       2.32%         109       14,161

Knoxville Major Trading
 Area
Kingsport, TN..............       693.4       0.31%         117       23,617
Middlesboro/Harlan, KY.....       118.4      -0.41%          75          N/A

Atlanta Major Trading Area
Athens, GA.................       194.6       1.65%         137       36,559
Augusta, GA................       579.4       0.68%          89       24,497
Savannah, GA...............       737.1       1.18%          79       24,400

Washington Major Trading
 Area
Charlottesville, VA........       223.8       1.19%          75       15,925
Fredericksburg, VA.........       144.0       2.25%         102       67,606
Harrisonburg, VA...........       145.0       0.61%          58       29,728
Winchester, VA.............       162.4       1.17%         119       25,156

Richmond Major Trading Area
Danville, VA...............       167.2      -0.42%          75          N/A
Lynchburg, VA..............       161.5       0.43%         117       31,863
Martinsville, VA...........        89.6      -0.42%         103          N/A
Norfolk-Virginia Beach,
 VA........................     1,751.0       0.44%         293       61,023
Richmond/Petersburg, VA....     1,232.5       0.66%         133       35,969
Roanoke, VA................       647.6       0.19%          91       27,541
Staunton/Waynesboro, VA....       108.9       0.62%          76       26,974
  Triton total/average.....    13,520.2(5)    0.83%(6)    144.1(7)    30,183(8)
  U.S. average.............         N/A       0.89%          80(9)    31,521

--------
All figures are based on 2000 estimates published by Paul Kagan Associates, Inc. in 2001.

(1) Licensed major trading areas are segmented into basic trading areas.

(2) In thousands.

(3) Number of potential customers per square mile.

(4) Daily vehicle miles traveled (interstate only) divided by interstate highway miles in the relevant area.

(5) Total potential customers in the licensed area.

(6) Weighted by potential customers. Projected average annual population growth in our licensed area.

(7) Weighted by potential customers. Average number of potential customers per square mile in our licensed area.

(8) Weighted by interstate miles. Average daily vehicle miles traveled (interstate only) divided by interstate highway miles in our licensed area.

(9) Average number of potential customers per square mile for the U.S.

Sales and Distribution

   Our sales strategy is to utilize multiple distribution channels to minimize customer acquisition costs and maximize penetration within our licensed service area. Our distribution channels include a network of company-owned retail stores, independent retailers and a direct sales force for corporate accounts, as well as direct marketing channels such as telesales, neighborhood sales and online sales. We also work with AT&T Wireless' national corporate account sales force to cooperatively exchange leads and develop new business.

  . Company-Owned Retail Stores. We make extensive use of company-owned retail stores for the distribution and sale of our handsets and services. We believe that company-owned retail stores offer a considerable competitive advantage by providing a strong local presence, which is required to achieve high retail penetration in suburban and rural areas and the lowest customer acquisition cost. We have opened 111 company-owned SunCom retail stores as of September 30, 2001.

  . Retail Outlets. We have negotiated distribution agreements with national and regional mass merchandisers and consumer electronics retailers, including Circuit City, Staples, Best Buy, Metro Call and Zap's.

  . Direct Sales. We focus our direct sales force on high-revenue, high-profit corporate users. As of September 30, 2001, our direct corporate sales force consisted of 85 dedicated professionals targeting wireless decision-makers within large corporations. We also benefit from AT&T Wireless' national corporate accounts sales force, which supports the marketing of our services to AT&T Wireless' large national accounts located in certain of our service areas.

  . Direct Marketing. We use direct marketing efforts such as direct mail and telemarketing to generate customer leads. Telesales allow us to maintain low selling costs and to sell additional features or customized services.

  . Website. Our web page provides current information about our markets, our product offerings and us. We have established an online store on our website, www.suncom.com.

     The web page conveys our marketing message and generates customers through online purchasing. We deliver all information that a customer requires to make a purchasing decision at our website. Customers are able to choose rate plans, features, handsets and accessories. The online store provides a secure environment for transactions, and customers purchasing through the online store encounter a transaction experience similar to that of customers purchasing service through other channels.

Marketing Strategy

   Our marketing strategy has been developed on the basis of extensive market research in each of our markets. This research indicates that the limited coverage of existing wireless systems, relatively high cost and inconsistent performance reduce the attractiveness of wireless service to existing users and potential new users. We believe that our affiliation with the AT&T brand name and the distinctive advantages of our time division multiple access digital technology, combined with simplified, attractive pricing plans, will allow us to capture significant market share from existing analog cellular providers in our markets and to attract new wireless users. We are focusing our marketing efforts on three primary market segments:

  .  current wireless users;

  . individuals with the intent to purchase a wireless product within six months; and

  .  corporate accounts.

   For each segment, we are creating a specific marketing program including a service package, pricing plan and promotional strategy. We believe that targeted service offerings will increase customer loyalty and satisfaction, thereby reducing customer turnover.

   The following are key components of our marketing strategy:

  . Regional Co-Branding. We market our wireless services as SunCom, Member of the AT&T Wireless Network and use the globally recognized AT&T brand name and logo in equal emphasis with the SunCom brand name and logo. We believe that use of the AT&T brand reinforces an association with reliability and quality. We are establishing the SunCom brand as a strong local presence with an emphasis on customer care and quality. We enjoy preferred pricing on equipment, handset packaging and distribution by virtue of our affiliation with AT&T Wireless.

  . Pricing. Our pricing plans are competitive and straightforward, offering large packages of minutes, large regional calling areas and usage enhancing features. One way we differentiate ourselves from existing wireless competitors is through our pricing policies. We offer pricing plans designed to encourage customers to enter into long term service contract plans.

    We offer our customers regional, network only and national rate plans. Our rate plans allow customers to make and receive calls anywhere within the southeast region and the District of Columbia without paying additional roaming or long distance charges. By virtue of our roaming arrangements with AT&T Wireless, its affiliates and other third-party roaming partners, we offer competitive regional, network only and national rate plans. Our sizable licensed area allows us to offer large regional calling areas a low per minute rate throughout the Southeast.

  . Customer Care. We are committed to building strong customer relationships by providing our customers with service that exceeds expectations. We currently operate state-of-the-art customer care facilities in Richmond, Virginia and Charleston, South Carolina that house our customer service and collections personnel. We supplement these facilities with customer care services provided by Convergys Corporation in Clarksville, Tennessee. Through the support of approximately 425 customer care representatives and a sophisticated customer care platform provided by Integrated Customer Systems, we have been able to implement one ring customer care service using live operators and state-of-the-art call routing, so that about 90% of incoming calls to our customer care centers are answered on the first ring.

  . Advertising. We believe our most successful marketing strategy is to establish a strong local presence in each of our markets. We are directing our media and promotional efforts at the community level with advertisements in local publications and sponsorship of local and regional events. We combine our local efforts with mass marketing strategies and tactics to build the SunCom and AT&T brands locally. Our media effort includes television, radio, newspaper, magazine, outdoor and Internet advertisements to promote our brand name. In addition, we use newspaper and radio advertising and our web page to promote specific product offerings and direct marketing programs for targeted audiences.

Services and Features

   We provide affordable, reliable, high-quality mobile telecommunications service. Our advanced digital personal communications services network allows us to offer customers the most advanced wireless features that are designed to provide greater call management and increase usage for both incoming and outgoing calls.

  . Feature-Rich Handsets. As part of our service offering, we sell our customers the most advanced, easy-to-use, interactive, menu-driven handsets that can be activated over the air. These handsets have many advanced features, including word prompts and easy-to-use menus, one-touch dialing, multiple ring settings, call logs and hands-free adaptability. These handsets also allow us to offer the most advanced digital services, such as voice mail, call waiting, call forwarding, three-way conference calling, two-way messaging and paging.

  . Multi-Mode Handsets. We exclusively offer multi-mode handsets, which are compatible with personal communication services, digital cellular and analog cellular frequencies and service modes. These multi-mode handsets allow us to offer customers coast-to-coast nationwide roaming across a variety of wireless networks. These handsets incorporate a roaming database, which can be updated over the air that controls roaming preferences from both a quality and cost perspective.

Network Build-Out

   The principal objective for the build-out of our network is to maximize population coverage levels within targeted demographic segments and geographic areas, rather than building out a wide-area network as depicted in the cellular design model. As of September 30, 2001, we have successfully launched service in 37 markets, including 1,961 cell sites and seven switches.

   The build-out of our network involves the following:

  . Property Acquisition, Construction and Installation. Two experienced vendors, Crown Castle International Corp. and American Tower, identify and obtain the property rights we require to build out our network, which includes securing all zoning, permitting and government approvals and licenses. As of September 30, 2001, we had signed leases or options for 2,004 sites, 19 of which were awaiting required zoning approvals. Crown Castle and American Tower also act as our construction management contractors and employ local construction firms to build the cell sites.

  . Interconnection. Our digital wireless network connects to local exchange carriers. We have negotiated and received state approval of interconnection agreements with telephone companies operating or providing service in the areas where we are currently operating our digital personal communications services network. We use AT&T as our inter-exchange or long-distance carrier.

Network Operations

   We enter into agreements for switched interconnection/backhaul, long distance, roaming, network monitoring and information technology services in order to effectively maintain, operate and expand our network.

   Switched Interconnection/Backhaul. Our network is connected to the public switched telephone network to facilitate the origination and termination of traffic on our network.

   Long Distance. We have executed a wholesale long distance agreement with AT&T that provides preferred rates for long distance services.

   Roaming. Through our arrangements with AT&T Wireless and via the use of multi-mode handsets, our customers have roaming capabilities on AT&T Wireless' network. Further, we have established roaming agreements with third-party carriers at preferred pricing, including in-region roaming agreements covering all of our launched service areas.

   Network Monitoring Systems. Our network monitoring service provides around-the-clock surveillance of our entire network. The network operations center is equipped with sophisticated systems that constantly monitor the status of all switches and cell sites, identify failures and dispatch technicians to resolve issues. Operations support systems are utilized to constantly monitor system quality and identify devices that fail to meet performance criteria. These same platforms generate statistics on system performance such as dropped calls, blocked calls and handoff failures. Our operations support center located in Richmond, Virginia performs maintenance on common network elements such as voice mail, home location registers and short message centers.

Time Division Multiple Access Digital Technology

   Our network utilizes time division multiple access digital technology on the IS-136 platform. This technology allows for the use of advanced multi-mode handsets, which permit roaming across personal communications services and cellular frequencies, including both analog and digital cellular. This technology also allows for enhanced services and features, such as short-messaging, extended battery life, added call security and improved voice quality, and its hierarchical cell structure enables us to enhance network coverage with lower incremental investment through the deployment of micro, as opposed to full-size, cell sites. This enables us to offer customized billing options and to track billing information per individual cell site, which is practical for advanced wireless applications such as wireless local loop and wireless office applications. Management believes that time division multiple access digital technology provides significant operating and customer benefits relative to analog systems. In addition, management believes that time division multiple access digital technology provides customer benefits, including available features and roaming capabilities, and call quality that is similar to or superior to that of other wireless technologies. Time division multiple access technology allows three times the capacity of analog systems. Some manufacturers, however, believe that code division multiple access technology will eventually provide system capacity that is greater than that of time division multiple access technology and global systems for mobile communications.

   Time division multiple access digital technology is currently used by two of the largest wireless communications companies in the United States, AT&T Wireless and Cingular Wireless. Time division multiple access equipment is available from leading telecommunications vendors such as Lucent, Ericsson and Northern Telecom, Inc.

Relationship with Lafayette

   We hold a 39% interest in Lafayette, an entrepreneur under FCC guidelines that participated in the FCC 1900 MHz C and F Block Broadband PCS Auction No. 35, which ended on January 26, 2001. Lafayette was the winning bidder for thirteen 10 MHz C Block licenses and one 10 MHz F Block license covering a total population of approximately 6.8 million people in our current geographic area in Georgia, North Carolina and Virginia, and its net high bids totaled approximately $170.0 million. Five of these licenses were among those held by NextWave Personal Communications, Inc. On November 16, 2001, the FCC, NextWave and the major auction winners, including Lafayette, signed an agreement under which the auction winners would receive the disputed licenses. The settlement was ratified by the Department of Justice on November 27, 2001, but is still subject to approval by the bankruptcy court and is contingent on the passage of legislation by Congress. On July 27, 2001, the FCC awarded the 10 MHz F Block license for Athens, Georgia, to Lafayette. The application for the remaining thirteen 10 MHz C Block licenses is pending.

   On July 16, 2001, Lafayette acquired three 15 MHz licenses and four 30 MHz licenses covering areas of Virginia and Georgia from ABC Wireless, L.L.C. for $2.9 million.

   On July 20, 2001, Lafayette entered into a definitive agreement to acquire a 10 MHz F Block license in Kingsport, Tennessee from NTELOS Inc. and R&B Communications, Inc. for $11.6 million. FCC approval for this transaction was received on November 7, 2001.

   On July 25, 2001, Lafayette acquired licenses for 10 MHz of spectrum from subsidiaries of Carolina PCS I Limited Partnership for total consideration of $99.9 million, paid as follows: $63.5 million in cash; $8.6 million under a promissory note from Lafayette to Carolina PCS; and $27.8 million of debt payable to the FCC related to the acquired licenses. The licenses for this spectrum encompass nine basic trading areas covering all of South Carolina and serve approximately 3.5 million people.

   As of September 30, 2001 Triton has funded approximately $106.8 million of senior loans to Lafayette to finance the acquisition of licenses and expects to fund additional loans for future acquisitions. The carrying value of these loans has been adjusted for any losses in excess of Triton's initial investment. In connection with the loans, Lafayette has and will guarantee our obligations under our credit facility, and such senior loans are and will be pledged to the lenders under our credit facility.

Regulation

   The FCC regulates aspects of the licensing, construction, operation, acquisition and sale of personal communications services and cellular systems in the United States pursuant to the Communications Act, as amended from time to time, and the associated rules, regulations and policies it promulgates.

   Licensing of Cellular and Personal Communications Services Systems. A broadband personal communications services system operates under a protected geographic service area license granted by the FCC for a particular market on one of six frequency blocks allocated for broadband personal communications services. Broadband personal communications services systems generally are used for two-way voice applications. Narrowband personal communications services, in contrast, are used for non-voice applications such as paging and data service and are separately licensed. The FCC has segmented the United States into personal communications services markets, resulting in 51 large regions called major trading areas, which are comprised of 493 smaller regions called basic trading areas. The FCC awarded two broadband personal communications services licenses for each major trading area and four licenses for each basic trading area. Thus, generally, six broadband personal communications services licensees will be authorized to compete in each area. The two major trading area licenses authorize the use of 30 MHz of spectrum. One of the basic trading area licenses is for 30 MHz of spectrum, and the other three are for 10 MHz each. The FCC permits licensees to split their licenses and assign a portion, on either a geographic or frequency basis or both, to a third party. In this fashion, AT&T Wireless assigned us 20 MHz of its 30 MHz licenses covering our licensed areas. Two cellular licenses are also available in each market. Cellular markets are defined as either metropolitan or rural service areas and do not correspond to the broadband personal communications services markets.

   Generally, the FCC awarded initial personal communications services licenses by auction. Initial personal communications services auctions began with the 30 MHz major trading area licenses and concluded in 1998 with the last of the basic trading area licenses. However, in March 1998, the FCC adopted an order that allowed financially troubled entities that won personal communications services 30 MHz C Block licenses at auction to obtain some financial relief from their payment obligations by returning some or all of their C Block licenses to the FCC for reauctioning. The FCC completed the reauction of the returned licenses in April 1999, and some licenses were not sold. In January 2000, the FCC announced that certain personal communications services licenses previously held by licensees that had declared bankruptcy had cancelled and were available for reauction. The FCC commenced the reauction on December 12, 2000. The auction concluded on January 26, 2001.

   Under the FCC's current rules specifying spectrum aggregation limits affecting broadband personal communications services, specialized mobile radio services and cellular licensees, no entity may hold attributable interests, generally 20% or more of the equity of, or an officer or director position with, the licensee, in licenses for more than 45 MHz of personal communications services,

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cellular and certain specialized mobile radio services where there is significant overlap, except in rural areas. In rural areas, up to 55 MHz of spectrum may be held. Passive investors may hold up to a 40% interest. Significant overlap will occur when at least 10% of the population of the personal communications services licensed service area is within the cellular and/or specialized mobile radio service area(s). In a September 15, 1999 FCC order revising the spectrum cap rules, the FCC noted that new broadband wireless services, such as Third Generation wireless, may be included in the cap when spectrum is allocated for those services. On November 8, 2001, the FCC voted to: (1) sunset the spectrum cap rule by eliminating it effective January 1, 2003; (2) upon effective order raise the cap to 55 megahertz in all markets until the sunset date; and (3) upon effective order eliminate the cellular cross-interest rule in non-rural markets. It is widely believed that the FCC's actions may spur consolidation in the commercial wireless industry.

   The FCC has adopted licensing rules governing the 700 MHz spectrum originally scheduled for auction in March 2001. Thirty (30) MHz of spectrum will be auctioned; none of which is subject to the spectrum cap. The FCC recently postponed the 700 MHz auction until June 19, 2002. Because of the flexible use policy adopted by the FCC for this spectrum, wireless providers may provide Third Generation services over the 700 MHz band. The personal communications services reauctioned spectrum is subject to the spectrum cap.

   In November 2000, the FCC adopted a Policy Statement and Notice of Proposed Rulemaking regarding secondary markets in radio spectrum. In the Notice of Proposed Rulemaking, the FCC tentatively concludes that spectrum licensees should be permitted to enter leasing agreements with third parties to promote greater use of unused spectrum.

   In January 2001, the FCC issued a Notice of Proposed Rulemaking requesting comment on the use of certain spectrum bands for Third Generation services. The FCC also seeks comment on whether Third Generation services could be provided over the frequency bands currently allocated to cellular, personal communications services and specialized mobile radio services. In October 2001, the National Telecommunications and Information Administration, or the "NTIA," and the FCC announced a new plan for the assessment of spectrum available for Third Generation services. Specifically, the new plan examines the potential Third Generation use of the 1710-1770 and the 2110-2170 MHz bands. Although the current auction deadline for the 1710-1755 and 2110-2150 MHz bands is September 30, 2002, NTIA has proposed legislation to postpone this deadline until September 30, 2004. It is unclear at this point what impact, if any, this proceeding will have on our current operations.

   All personal communications services licenses have a 10-year term, at the end of which they must be renewed. The FCC will award a renewal expectancy to a personal communications services licensee that has:

  .  provided substantial service during its past license term; and

  . has substantially complied with applicable FCC rules and policies and the Communications Act.

   Cellular radio licenses also generally expire after a 10-year term and are renewable for periods of 10 years upon application to the FCC. Licenses may be revoked for cause and license renewal applications denied if the FCC determines that a renewal would not serve the public interest. FCC rules provide that competing renewal applications for cellular licenses will be considered in comparative hearings and establish the qualifications for competing applications and the standards to be applied in hearings. Under current policies, the FCC will grant incumbent cellular licensees the same renewal expectancy granted to personal communications services licensees.

   All personal communications services licensees must satisfy certain coverage requirements. In our case, we must construct facilities that offer radio signal coverage to one-third of the population of our service area within five years of the original license grants to AT&T Wireless and to two-thirds of the population within ten years. Licensees that fail to meet the coverage requirements may be subject to forfeiture of their license. The last phase of our network build-out will be completed by year-end 2001. Our cellular license, which covers the Myrtle Beach area, is not subject to coverage requirements.

   For a period of up to five years, subject to extension, after the grant of a personal communications services license, a licensee will be required to share spectrum with existing licensees that operate certain fixed microwave systems within its license area. To secure a sufficient amount of unencumbered spectrum to operate our personal communications services systems efficiently and with adequate population coverage, we have relocated two of these incumbent licensees and will need to relocate two more licensees. In an effort to balance the competing interests of existing microwave users and newly authorized personal communications services licensees, the FCC has adopted:

  . a transition plan to relocate such microwave operators to other spectrum blocks; and

  . a cost sharing plan so that if the relocation of an incumbent benefits more than one personal communications services licensee, those licensees will share the cost of the relocation.

   Initially, this transition plan allowed most microwave users to operate in the personal communications services spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities that dedicate a majority of their system communications to police, fire or emergency medical services operations, the voluntary negotiation period is three years, with an additional two-year mandatory negotiation period. In 1998, the FCC shortened the voluntary negotiation period by one year, without lengthening the mandatory negotiation period for non-public safety personal communications services licensees in the C, D, E and F Blocks. Parties unable to reach agreement within these time periods may refer the matter to the FCC for resolution, but the incumbent microwave user is permitted to continue its operations until final FCC resolution of the matter. The transition and cost sharing plans expire on April 4, 2005, at which time remaining microwave incumbents in the personal communications services spectrum will be responsible for the costs of relocating to alternate spectrum locations. Our cellular license is not encumbered by existing microwave licenses.

   Transfers and Assignments of Cellular and Personal Communications Services Licenses. The Communications Act and FCC rules require the FCC's prior approval of the assignment or transfer of control of a license for a personal communications services or cellular system. In addition, the FCC has established transfer disclosure requirements that require any licensee that assigns or transfers control of a personal communications services license within the first three years of the license term to file associated sale contracts, option agreements, management agreements or other documents disclosing the total consideration that the licensee would receive in return for the transfer or assignment of its license. Non-controlling interests in an entity that holds a FCC license generally may be bought or sold without FCC approval, subject to the FCC's spectrum aggregation limits. However, we may require approval of the Federal Trade Commission and the Department of Justice, as well as state or local regulatory authorities having competent jurisdiction, if we sell or acquire personal communications services or cellular interests over a certain size.

   Foreign Ownership. Under existing law, no more than 20% of an FCC licensee's capital stock may be owned, directly or indirectly, or voted by non-U.S. citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. If an FCC licensee is controlled by another entity, as is the case with our ownership structure, up to 25% of that entity's capital stock may be owned or voted by non-US citizens or their representatives, by a foreign government or its representatives or by a foreign corporation. Foreign ownership above the 25% level may be allowed should the FCC find such higher levels not inconsistent with the public interest. The FCC has ruled that higher levels of foreign ownership, even up to 100%, are presumptively consistent with the public interest with respect to investors from certain nations. If our foreign ownership were to exceed the permitted level, the FCC could revoke our FCC licenses, although we could seek a declaratory ruling from the FCC allowing the foreign ownership or take other actions to reduce our foreign ownership percentage to avoid the loss of our licenses. We have no knowledge of any present foreign ownership in violation of these restrictions.

   Regulation of Personal Communications Services Operations. Personal communications services and cellular systems are subject to certain FAA regulations governing the location, lighting and construction of transmitter towers and antennas and may be subject to regulation under Federal environmental laws and the FCC's environmental regulations. State or local zoning and land use regulations also apply to our activities. We use common carrier point to point microwave facilities to connect the transmitter, receiver, and signaling equipment for each personal communications services or cellular cell, the cell sites, and to link them to the main switching office. The FCC licenses these facilities separately and they are subject to regulation as to technical parameters and service.

   The Communications Act preempts state and local regulation of the entry of, or the rates charged by, any provider of private mobile radio service or of commercial mobile radio service, which includes personal communications services and cellular service. The Communications Act permits states to regulate the "other terms and conditions" of commercial mobile radio service. The FCC has not clearly defined what is meant by the "other terms and conditions" of commercial mobile radio service, however, and has upheld the legality of state universal service requirements on commercial mobile radio service carriers. The United States Courts of Appeals for the Fifth and District of Columbia Circuits have affirmed the FCC's determination. The FCC also has held that private lawsuits based on state law claims concerning how wireless rates are promoted or disclosed may not be preempted by the Communications Act.

   The FCC does not regulate commercial mobile radio service or private mobile radio service rates. The FCC does exercise jurisdiction over all telecommunications service providers whose facilities are used to provide, originate and terminate interstate or international communications.

   Recent Industry Developments. The following requirements impose restrictions on our business and could increase our costs:

   Enhanced 911 Services. The FCC has announced rules for making emergency 911 services available by cellular, personal communications services and other commercial mobile radio service providers, including enhanced 911 services that provide the caller's telephone number, location and other useful information. Commercial mobile radio service providers currently are required to be able to process and transmit 911 calls without call validation, including those from callers with speech or hearing disabilities, and relay a caller's automatic number identification and cell site. FCC regulations will require wireless carriers to identify the location of emergency 911 callers by use of either network-based or handset-based technologies.

   Carriers that use network-based technologies must provide location information for 50% of callers within six months and 100% of callers within 18 months of a request from a 911 public service answering point. The FCC will require network-based solutions to be accurate for 67% of calls to within 100 meters and for 95% of calls to within 300 meters and handset-based solutions to be accurate for 67% of calls to within 50 meters and for 95% of calls to within 150 meters. We currently have selected a network-based technology as our implementing technology and, like virtually all carriers, have filed for a waiver of the FCC's timetable and initial location accuracy requirements.

   On November 18, 1999, the FCC eliminated carrier cost recovery as a precondition to enhanced 911 deployment. The FCC's cost-recovery rules require wireless carriers to implement enhanced 911 services without any specific mechanism to recoup their costs. The FCC denied two requests for reconsideration of this decision.

   Pending the development of adequate technology, the FCC has granted waivers of the requirement to provide 911 service to users with speech or hearing disabilities to various providers, and we have obtained a waiver. On June 9, 1999, the FCC also adopted rules designed to ensure that analog cellular calls to 911 are completed. These rules, which do not apply to digital cellular service or to personal communications services, give each cellular handset manufacturer a choice of three ways to meet this requirement. State actions incompatible with the FCC rules are subject to preemption.

   In December, 2000, we reported to the FCC that we had selected a handset-based technology for our Phase II E-911 deployment. Subsequently, handset manufacturers from whom we purchase handsets notified us that they had abandoned further research and development of GPS-equipped TDMA handsets. Thus, we concluded that our preferred E-911 Phase II handset-based solution could not be deployed on our TDMA network. We reported these developments to the FCC on June 11, 2001.

   Based upon the available options, we determined that Mobile-Assisted Network Location System, or "MNLS," constituted the most viable Phase II solution for our TDMA network. On August 3, 2001 we filed for a waiver of the FCC's accuracy rules to deploy MNLS for our existing network. Due to subsequent developments, on September 27, 2001, we notified the FCC that we are currently in negotiations with two network-based vendors for Phase II TDMA network solutions. We anticipate finalizing an agreement with one of these vendors in the very near future and will revise our waiver request and specify in detail the rollout of Phase II capability when an appropriate vendor is selected.

   The FCC has announced that it will not enforce its Phase II rules against carriers, such as Triton PCS, who have waivers pending with the FCC.

   On December 14, 2000, the FCC released a decision establishing June 20, 2002, as the deadline by which digital wireless service providers must be capable of transmitting 911 calls made by users with speech or hearing disabilities using text telephone devices. Recently, a petition for reconsideration was filed challenging the decision.

   Radiofrequency Emissions. On January 10, 2001, the United States Supreme Court denied a petition for review of the FCC guidelines for health and safety standards of radiofrequency radiation. The guidelines, which were adopted by the FCC in 1996, limit the permissible human exposure to radiofrequency radiation from transmitters and other facilities.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radiofrequency emissions from wireless handsets may be linked to various health

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concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. Concerns over radio frequency emissions may have the effect of discouraging the use of wireless handsets, which would decrease demand for our services. However, the most recent reports from the National Cancer Institute and the American Health Foundation, both released in December 2000, and from the Danish Cancer Society, released in February 2001, found no evidence that cell phones cause cancer, although one of the reports indicated that further study might be appropriate as to one rare form of cancer. Other studies of these issues are in progress.

   Interconnection Provisions. In 1996, Congress passed legislation designed to open local telecommunications markets to competition. The Telecommunications Act of 1996 mandated significant changes in existing regulation of the telecommunications industry. The Telecommunications Act establishes a general duty of all telecommunications carriers, including personal communications services licensees, to interconnect with other carriers directly or indirectly. The Telecommunications Act also contains detailed requirements with respect to the interconnection obligations of local exchange carriers.

   On August 8, 1996, the FCC released its order implementing the interconnection provisions of the Telecommunications Act. Although many of the provisions of this order were struck down by the United States Court of Appeals for the Eighth Circuit, the United States Supreme Court reversed the Eighth Circuit and upheld the FCC in all respects material to our operations. While appeals have been pending, the rationale of the FCC's order has been adopted by many states' public utility commissions, with the result that the charges that cellular and personal communications services operators pay to interconnect their traffic to the public switched telephone network have declined significantly from pre-1996 levels.

   On July 18, 2000, the United States Court of Appeals for the Eighth Circuit vacated the FCC's method for setting the prices of incumbent local exchange carriers' unbundled network elements, which is known as "total element long run incremental cost," or "TELRIC." TELRIC is a forward-looking cost model that attempts to value the incumbent carriers' existing network elements and facilities based on what the cost would be to provide these elements or facilities over the most efficient technology and network configuration. While the court struck down TELRIC, it did not foreclose the FCC from employing a different forward-looking cost model for interconnection and unbundled elements. The FCC requested the Eighth Circuit to stay the decision pending review by the Supreme Court. A stay was granted in September 2000. On January 22, 2001, the Supreme Court granted certiorari and agreed to hear the appeal from the Eighth Circuit. The Supreme Court heard the case on October 10, 2001. If the FCC's rules are not reinstated it is possible that our costs for interconnection with the public switched telecommunications network, could increase. In addition, Congress may consider legislation and the FCC has initiated a proceeding that could greatly modify the current regime of payments for interconnection. If legislation were enacted in the form under consideration in the previous session of Congress, it could reduce our costs for interconnection.

   The Communications Act permits carriers to appeal public utility commission decisions to United States District Courts. Several state commissions have challenged whether this provision violates the Eleventh Amendment, which gives states immunity from suits in Federal court. On March 5, 2001 and June 25, 2001, the United States Supreme Court agreed to hear two disputes that essentially pose the same question: whether Federal courts have jurisdiction to review state public utility commission decisions that arise when they arbitrate interconnection disputes between local exchange carriers and competitive carriers. Oral arguments on both cases are scheduled for December 5, 2001. Should the Supreme Court determine that states are immune from such suits in

Federal court, carriers would be limited in their challenges to state arbitration decisions at the Federal court level.

   Universal Service Funds. In its implementation of the Telecommunications Act, the FCC established federal universal service requirements that affect commercial mobile radio service operators. Under the FCC's rules, commercial mobile radio service providers are potentially eligible to receive universal service subsidies for the first time; however, they are also required to contribute to both federal and state universal service funds. The rules adopted by the FCC in its Universal Service orders require telecommunications carriers generally (subject to limited exemptions) to contribute to funding existing universal service programs for high cost carriers and low income customers and to new universal service programs to support services to schools, libraries and rural health care providers. The FCC has implemented a program to fund local exchange carrier operations in high cost service non-rural areas that, in the short run, preserves many of the existing subsidies. On December 22, 2000, the Federal-State Joint Board on Universal Service forwarded to the FCC recommendations of the Rural Task Force on Universal Service, referred to as the "RTF," for implementing a rural universal service plan. Among the recommendations of the RTF is the use of embedded-cost mechanisms, not forward-looking tools, to set rural high-cost support. The RTF proposal also calls for geographic disaggregation of costs and retaining but adjusting the cap on high-cost support. The RTF proposal also supports increasing support for the provision of advanced services. An expansion of the services covered by the Universal Service Fund could substantially increase the contributions Triton and other carriers make to the fund. This subsidy mechanism, if adopted, could provide an additional source of revenue to those local exchange carriers or other carriers willing and able to provide service to those markets that are less financially desirable. Regardless of our ability to receive universal service funding for the supported services we provide, we are required to fund these federal programs based on our end user telecommunications revenue and also may be required to contribute to state universal service programs.

   Electronic Surveillance. The FCC has also adopted rules requiring providers of wireless services that are interconnected to the public switched telephone network to provide functions to facilitate electronic surveillance by law enforcement officials. The Communications Assistance for Law Enforcement Act requires telecommunications carriers to modify their equipment, facilities, and services to ensure that they are able to comply with authorized electronic surveillance. These modifications were required to be completed by June 30, 2000, unless carriers were granted temporary waivers, which Triton and many other wireless providers requested. The FCC recently gave us until June 30, 2002 to comply with all of the federal government's assistance capability requirements.

   Number Portability. The FCC has adopted rules on telephone number portability that will enable customers to migrate their landline and cellular telephone numbers to cellular or personal communications services providers and from a cellular or personal communications services provider to another service provider. The deadline for compliance with this requirement is November 24, 2002, subject to any later determination that an earlier implementation of number portability is necessary to conserve telephone numbers. Verizon Wireless has filed a petition seeking elimination of certain elements of the number portability requirement for wireless services, which is pending at the FCC.

   Number Pooling. In addition, there are significant ongoing controversies concerning numbering resources. In March and December 2000, the FCC released orders establishing rules intended to promote the efficient use of numbering resources while ensuring that all carriers have access to the numbering resources they need to compete effectively and a further notice of proposed rulemaking seeking additional comments and supporting data on certain issues. The orders adopt a mandatory requirement for carriers to share blocks of telephone numbers (known as "number pooling"), which today are assigned in groups of 10,000. The orders defer this requirement for wireless providers until the time when those providers will be required to implement number portability, which is November 24, 2002. The orders also adopt a requirement for carriers to meet usage thresholds before requesting new telephone numbers and gives states new authority to reclaim unused blocks of telephone numbers. In particular, the FCC adopted a utilization threshold--the percentage of already-assigned telephone numbers a carrier must use before asking for more numbering resources--of 60%, which eventually increases to 75% in increments of 5% over the next three years. The orders also extend the period that telephone numbers could be reserved by carriers from 45 to 180 days and establish a five-year contract term for the number pooling administrator.

   In the December 2000 order, the FCC also seeks comment on several issues, including modification of the current prohibition on service-specific and technology-specific overlays, and whether states should be permitted to implement such overlays subject to certain conditions. The further notice also seeks comment on the extent of the FCC's authority over rate center consolidation, which typically has been reserved to the states.

   In addition, the FCC has shown a willingness to delegate to the states a larger role in telephone number conservation measures. Examples of state conservation methods include number pooling and number rationing. Number pooling is especially problematic for wireless providers because it is dependent on number portability technology.

   Since mid-1999, the FCC has granted interim number conservation authority to several state commissions, including South Carolina, a state within our operating region.

   Rate Integration. The FCC has determined that the interstate, interexchange offerings, commonly referred to as long distance, of commercial mobile radio service providers are subject to the interstate, interexchange rate averaging and integration provisions of the Communications Act. Rate averaging requires carriers to average our interstate long distance commercial mobile radio service rates between high cost and urban areas. The U.S. Court of Appeals for the District of Columbia Circuit, however, rejected the FCC's application of its rate integration requirements to wireless carriers. The court remanded the issue back to the FCC for further consideration of whether CMRS carriers should be required to average their long distance rates across all U.S. territories. This proceeding remains pending.

   Privacy. The FCC has adopted rules limiting the use of customer proprietary network information by telecommunications carriers, including Triton, in marketing a broad range of telecommunications and other services to their customers and the customers of affiliated companies. The rules give wireless carriers discretion to use customer proprietary network information, without customer approval, to market all information services used in the provision of wireless services. The FCC also allowed all telephone companies to use customer proprietary network information to solicit lost customers. While all carriers must notify customers of their individual rights regarding the use of customer proprietary network information for purposes not explicitly permitted by the law or the FCC's rules, the specific details of gathering and storing this approval are now left to the carriers. The FCC is seeking, through a new proceeding, additional information regarding consumer privacy interests and whether FCC rules should require affirmative opt-in or opt-out approvals by customers for customer proprietary network information use.

   Billing. The FCC has adopted rules governing customer billing by commercial mobile radio services providers. The FCC adopted detailed billing rules for landline telecommunications service providers and extended some of those rules to commercial mobile radio services providers. Commercial mobile radio service providers must comply with two fundamental rules: (i) clearly identify the name of the service provider for each charge; and (ii) display a toll-free inquiry number for customers on all "paper copy" bills.

   Access for Individuals with Disabilities. The FCC has adopted an order that determines the obligations of telecommunications carriers to make their services accessible to individuals with disabilities. The order requires telecommunications services providers, including Triton, to offer equipment and services that are accessible to and useable by persons with disabilities, if that equipment can be made available without much difficulty or expense. The rules require us to develop a process to evaluate the accessibility, usability and compatibility of covered services and equipment. While we expect our vendors to develop equipment compatible with the rules, we cannot assure you that we will not be required to make material changes to our network, product line, or services.

State Regulation and Local Approvals

   The states in which we operate do not regulate wireless service at this time. In the 1993 Budget Act, Congress gave the FCC the authority to preempt states from regulating rates or entry into commercial mobile radio service, including cellular and personal communications services. The FCC, to date, has denied all state petitions to regulate the rates charged by commercial mobile radio service providers. States may, however, regulate the other terms and conditions of commercial mobile radio service. State and local governments are permitted to manage public rights of way and can require fair and reasonable compensation from telecommunications providers, including personal communications services providers, so long as the compensation required is publicly disclosed by the government. The siting of cells/base stations also remains subject to state and local jurisdiction, although proceedings are pending at the FCC relating to the scope of that authority. States also may impose competitively neutral requirements that are necessary for universal service or to defray the costs of state emergency 911 services programs, to protect the public safety and welfare, to ensure continued service quality and to safeguard the rights of consumers. While a state may not impose requirements that effectively function as barriers to entry or create a competitive disadvantage, the scope of state authority to maintain existing or to adopt new such requirements is unclear.

   There are several state and local legislative initiatives that are underway to ban the use of wireless phones in motor vehicles. New York has already enacted a statewide ban on driving while holding a wireless phone. Officials in a handful of communities have enacted ordinances banning or restricting the use of cell phones by drivers. Should this become a nationwide initiative, commercial mobile radio service providers could experience a decline in the number of minutes of use by subscribers.

   The foregoing does not purport to describe all present and proposed federal, state and local regulations and legislation relating to the wireless telecommunications industry. Other existing federal regulations, copyright licensing and, in many jurisdictions, state and local franchise requirements are the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals that could change, in varying degrees, the manner in which wireless providers operate. Neither the outcome of these proceedings nor their impact upon our operations or the wireless industry can be predicted at this time.

Competition

   We compete directly with two cellular providers and other personal communications services providers in each of our markets except Myrtle Beach, where we are one of two cellular providers, and against enhanced specialized mobile radio providers in some of our markets. These cellular providers have an infrastructure in place and have been operational for a number of years, and some of these competitors have greater financial, technical resources and spectrum than we do. These cellular operators may upgrade their networks to provide services comparable to those we offer. The technologies primarily employed by our digital competitors are code division multiple access and global system for mobile communications, two competing digital wireless standards.

   We also compete with personal communications services license holders in each of our markets. We also expect to face competition from other existing communications technologies such as specialized mobile radio and enhanced specialized mobile radio, which is currently employed by Nextel Communications, Inc. in our licensed area. Although the FCC originally created specialized mobile radio as a non-interconnected service principally for fleet dispatch, in the last decade it has liberalized the rules to permit enhanced specialized mobile radio, which, in addition to dispatch service, can offer services that are functionally equivalent to cellular and personal communications services and may be less expensive to build and operate than personal communications services systems.

   We expect competition to intensify as a result of the consolidation of the industry and the development of new technologies, products and services. The wireless communications industry has been experiencing significant consolidation, and we expect this trend will continue. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources.

   The FCC requires all cellular and personal communications services licensees to provide service to resellers. A reseller provides wireless service to customers but does not hold an FCC license or own facilities. Instead, the reseller buys blocks of wireless telephone numbers and capacity from a licensed carrier and resells service through its own distribution network to the public. Thus, a reseller is both a customer of a wireless licensee's services and a competitor of that licensee. Several small resellers currently compete with us in our licensed area. With respect to cellular and personal communications services licenses, the resale obligations terminate five years after the last group of initial licenses of currently allotted personal communications services spectrum were awarded. Accordingly, our resale obligations end on November 24, 2002, although licensees will continue to be subject to the provisions of the Communications Act requiring non-discrimination among customers. We have also agreed to permit AT&T Wireless to resell our services.

   The FCC has scheduled the 700 MHz auction, which is exempt from spectrum cap limitations, for June 19, 2002. Some applicants have received and others are seeking FCC authorization to construct and operate global satellite networks to provide domestic and international mobile communications services from geostationary and low-earth-orbit satellites. On August 9, 2001, the FCC adopted a Notice of Proposed Rulemaking seeking comment on proposals by New ICO Global Communications (Holdings) Ltd. and Motient Services, Inc. to bring flexibility to the delivery of communications by mobile satellite service providers through the incorporation of a wireless ancillary terrestrial component into their mobile satellite networks. This proceeding is still pending. It is not possible at this time to predict the success of this initiative.

   Our ability to compete successfully will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and competitors' discount pricing strategies, all of which could adversely affect our operating margins. We plan to use our digital feature offerings, coast-to-coast digital wireless network through our AT&T Wireless affiliation, contiguous presence providing an expanded home-rate billing area and local presence in secondary markets to combat potential competition. We expect that our extensive digital network, once deployed, will provide cost-effective means to react effectively to any price competition.

Intellectual Property

   The AT&T globe design logo is a service mark owned by AT&T and registered with the United States Patent and Trademark Office. Under the terms of our license agreement with AT&T, we use the AT&T globe design logo and certain other service marks of AT&T royalty-free in connection with marketing, offering and providing wireless mobility telecommunications services using time division multiple access digital technology and frequencies licensed by the FCC to end-users and resellers within our licensed area. The license agreement also grants us the right to use the licensed marks on certain permitted mobile phones.

   AT&T has agreed not to grant to any other person a right or license to provide or resell, or act as agent for any person offering, those licensed services under the licensed marks in our licensed area except:

  . to any person who resells, or acts as our agent for, licensed services provided by us, or

  . any person who provides or resells wireless communications services to or from specific locations such as buildings or office complexes, even if the applicable subscriber equipment being used is capable of routine movement within a limited area and even if such subscriber equipment may be capable of obtaining other telecommunications services beyond that limited area and handing-off between the service to the specific location and those other telecommunications services.

   In all other instances, AT&T reserves for itself and its affiliates the right to use the licensed marks in providing its services whether within or outside of our licensed area.

   The license agreement contains numerous restrictions with respect to the use and modification of any of the licensed marks.

   We have entered into an agreement with TeleCorp PCS to adopt and use a common regional brand name, SunCom. Under this agreement, we have formed Affiliate License Company with TeleCorp PCS for the purpose of sharing ownership of and maintaining the SunCom brand name. Each company shares in the ownership of the SunCom brand name and the responsibility of securing protection for the SunCom brand name in the United States Patent and Trademark Office, enforcing our rights in the SunCom brand name against third parties and defending against potential claims against the SunCom brand name. The agreements provide parameters for each company's use of the SunCom brand name, including certain quality control measures and provisions in the event that either of these company's licensing arrangements with AT&T is terminated. AT&T Wireless has agreed to acquire TeleCorp PCS and has announced its expectation to discontinue use of the SunCom brand. We currently plan to continue using the SunCom brand.

   The SunCom service mark was registered by the United States Patent and Trademark Office on July 18, 2000 (Registration No. 2367621). Various other applications for registration of service marks using the SunCom name have been filed in the United States Patent and Trademark Office and are currently pending. Affiliate License Company owns the SunCom brand name, as well as the applications for the other related service marks.

Employees

   As of September 30, 2001, we had 1,768 employees. We believe our relations with our employees are good.

Properties

   Triton maintains its executive offices in Berwyn, Pennsylvania. We also maintain two regional offices in Richmond, Virginia and Charleston, South Carolina. We lease these facilities.

Legal Proceedings

   We are not a party to any lawsuit or proceeding which, in management's opinion, is likely to have a material adverse effect on our business or operations.

                                   MANAGEMENT

Executive Officers and Directors

   The table below sets forth certain information regarding the directors and executive officers of Triton.

Name                     Age                               Position
----                     ---                               --------
Michael E. Kalogris.....  52 Chairman of the Board of Directors and Chief Executive Officer
Steven R. Skinner.......  59 President, Chief Operating Officer and Director
David D. Clark..........  37 Executive Vice President, Chief Financial Officer and Secretary
Stephen J. McNulty......  48 Senior Vice President of Sales and Marketing and President of SunCom
Daniel E. Hopkins.......  37 Senior Vice President of Finance and Treasurer
Glen Robinson...........  43 Senior Vice President of Technology
William A. Robinson.....  35 Senior Vice President of Operations
Scott I. Anderson.......  43 Director
Arnold L. Chavkin.......  50 Director
John D. Beletic.........  50 Director
John W. Watkins.........  40 Director
William W. Hague........  46 Director

   Michael E. Kalogris has served as Chairman of the Board of Directors and as Chief Executive Officer of Triton since its inception. Mr. Kalogris was previously the Chairman of Triton Cellular Partners, L.P., which specialized in acquiring and operating rural cellular properties. The assets of Triton Cellular Partners, L.P. were sold in 2000 for approximately $1.24 billion. Prior to Triton Cellular Partners, L.P., Mr. Kalogris was President and Chief Executive Officer of Horizon Cellular Group, which he joined October 1, 1991. Under Mr. Kalogris' leadership, Horizon Cellular Group became the fifth-largest independent cellular company in the United States, specializing in suburban markets and small cities encompassing approximately 3.2 million potential customers and was sold for approximately $575.0 million. Prior to joining Horizon Cellular Group, Mr. Kalogris served as President and Chief Executive Officer of Metrophone, a cellular carrier in Philadelphia, the nation's fourth-largest market. Mr. Kalogris is a member of the board of directors of the Cellular Telecommunications Industry Association and serves on its Executive Committee and Public Policy Council. He is also a member of the advisory board of Waller Capital Media Partners and the board of directors of Paoli Hospital.

   Steven R. Skinner has served as President and Chief Operating Officer and as a Director of Triton since its inception. Mr. Skinner previously served as the Vice President of Operations and Chief Operating Officer of Horizon Cellular Group beginning in January of 1994. From March 1992 through December 1993, Mr. Skinner served as Vice President of Acquisitions for Horizon Cellular Group. From January 1991 to March 1992, he served as a consultant in the area of cellular acquisitions to Norwest Venture Capital Management, Inc. and others. From August 1987 to January 1991, he served as President and General Manager of Houston Cellular Telephone Company. Prior to joining Houston Cellular, he served as a General Manager of Cybertel, Inc., a non-wireline carrier serving St. Louis. Mr. Skinner was a member of the advisory board of Triton Cellular Partners, L.P., and Mr. Skinner has also been active in the National CellularOne Group, most recently acting as Chairman of the Advisory Committee.

   David D. Clark has served as Executive Vice President, Chief Financial Officer and Secretary of Triton since its inception. Mr. Clark served as Chief Financial Officer of Triton Cellular Partners, L.P. from inception through April 2000. Before joining Triton, he was a Managing Director at Furman Selz L.L.C. specializing in communications finance, which he joined in February 1996. Prior to joining Furman Selz, Mr. Clark spent over ten years at Citibank N.A. and Citicorp Securities Inc. as a lending officer and a high yield finance specialist.

   Stephen J. McNulty has served as Senior Vice President of Sales and Marketing of Triton and President of SunCom since January 2001 and as President and General Manager of Triton's Mid-Atlantic region from July 1998 through December 2000. Before joining Triton, he was Vice President Central/West Operations with United States Cellular in Chicago, Illinois. Mr. McNulty previously served as Vice President of Marketing for ALLTEL Communications from February 1994 to May 1997.

   Daniel E. Hopkins has served as Senior Vice President of Finance and Treasurer of Triton since July 1998. Mr. Hopkins served as Treasurer for Triton Cellular Partners, L.P. from July 1998 through April 2000. From May 1994 until joining Triton, he was Vice President at PNC Bank, where he focused primarily on the financing of telecommunications ventures. Mr. Hopkins has over ten years of banking experience, primarily in the areas of Communications Finance and Acquisitions/Leveraged Finance.

   Glen Robinson has served as Senior Vice President of Technology of Triton since January 2001 and as Senior Vice President of Engineering and Information Technology from April 2000 through December 2000. Before joining Triton, Mr. Robinson served as Chief Technology Officer of Triton Cellular Partners, L.P. from July 1998 through March 2000 and served as Director or Technical Operations for AT&T Wireless' Philadelphia OCS and Pittsburgh Cellular Markets from September 1994 through June 1998. Mr. Robinson has over twenty years of progressive telecommunications experience, primarily in the area of engineering.

   William A. Robinson has served as Senior Vice President of Operations of Triton since January 2001 and as Vice President and Controller from March 1998 through December 2000. Before joining Triton, Mr. Robinson served as Director, Financial Reporting for Freedom Chemical Company from June 1997 through March 1998 and Director, Financial Analysis, Planning and Budgeting for Centeon L.L.C. from December 1995 through June 1997.

   Scott I. Anderson has served as a Director of Triton since February 1998. He is currently a member of the board of directors of TeleCorp PCS, Wireless Facilities, Inc. and Telephia, Inc. and a principal of Cedar Grove Partners, LLC and Cedar Grove Investments. Mr. Anderson was previously Senior Vice President for Acquisitions and Development at AT&T Wireless, formerly McCaw Cellular Communications, Inc., which he joined in 1986, and a director of Horizon Cellular Group.

   Arnold L. Chavkin has served as a Director of Triton since February 1998. Mr. Chavkin was previously a member of the advisory board of Triton Cellular Partners, L.P. and is currently a director of American Tower Corporation, Encore Acquisition Partners, Inc., Crown Media Holdings, R&B Falcon Corporation, Carrizo Oil and Gas, TIW (Asia), HDFC Bank in India and Better Minerals & Aggregates Co. He also serves on the Advisory Investment Boards of Richina Group, the Indian Private Equity Fund and the Asia Development Partners Fund. Mr. Chavkin is an Executive Partner of J.P. Morgan Partners, LLC (formerly Chase Capital Partners), and was a General Partner from 1992 to 2000. Prior to joining Chase Capital Partners, he was a member of Chemical Bank's merchant banking group and a generalist in its corporate finance group specializing in mergers and acquisitions and private placements for the energy industry.

   John D. Beletic has served as a Director of Triton since February 1998. Mr. Beletic currently serves as Chairman and Chief Executive Officer of WebLink Wireless, Inc. which he joined in March 1992. He also serves as a director of Tessco Technologies Inc., iPass Inc. and the Personal Communication Industry Association.

   John W. Watkins has served as a Director of Triton since February 1998. Mr. Watkins serves as a director of Affinity Internet, Advanced TelCom Group, Kelmscott Communications and Western Integrated Networks. Mr. Watkins manages private equity investment activities in the communications industries. He is a Managing General Partner of Telegraph Hill Communications Partners, L.P. Previously, Mr. Watkins was a Managing Director and an officer of J.P. Morgan Capital Corporation.

   William W. Hague was appointed as a Director of Triton on April 28, 2000 by AT&T Wireless PCS LLC and previously served as a Director of Triton from February 1998 through January 1999. Mr. Hague serves as the Senior Vice President, Corporate Development, Mergers and Acquisitions at AT&T Wireless, which he joined in 1995. Prior to joining AT&T Wireless and beginning in 1992, he acted as Director of Legal Affairs and Human Resources at Western Wireless, Inc.

Audit Committee

   The current members of the audit committee are Mr. Anderson, as chairman, Mr. Chavkin and Mr. Watkins.

Compensation Committee

   The current members of the Compensation Committee are Mr. Beletic, as chairman, Mr. Chavkin and Mr. Watkins.

   The functions of the Compensation Committee include overseeing the administration of Triton's compensation policies and practices; establishing and administering the compensation plans of members of senior management and authorizing any adjustments thereto; administering Triton's stock and incentive plan and authorizing all awards granted thereunder; administering Triton's employee stock purchase plan; and reporting annually to our stockholders on matters concerning the compensation of executives of Triton.

Compensation of Directors

   The non-employee members of the board of directors receive compensation of $10,000 per year, plus $1,000 for each meeting they attend in person and $500 for each meeting they attend via conference call. Independent and management directors may also receive shares of Class A common stock that may, from time to time, be awarded to them under our stock and incentive plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   We are party to the following agreements with management and our principal stockholders.

The Stockholders' Agreement

   General. We have entered into an amended and restated stockholders' agreement, dated as of October 27, 1999, with AT&T Wireless PCS, our initial institutional investors, which we refer to as the cash equity investors, and certain of our current and former executive officers. Additional management stockholders and the independent directors have also agreed to be bound by the provisions of the stockholders' agreement in connection with the issuance to them of our capital stock. The agreement covers matters in connection with our management and operations and the sale, transfer or other disposition of our capital stock.

   Board of Directors. A board of directors divided into three classes and consisting of seven persons governs Triton. Actions of the board of directors require the affirmative vote of a majority of the entire board, although some transactions require a higher vote. The stockholders who are party to our stockholders' agreement, other than J. P. Morgan SBIC LLC, have agreed that they will vote their shares together to elect as two of our seven directors the nominees selected by our cash equity investors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee.

   Representatives of AT&T Wireless PCS and several cash equity investors also have the right to attend each meeting of the board of directors as observers, provided that they continue to own a certain amount of our capital stock. A majority of disinterested directors must approve any transactions between Triton and its stockholders, except for transactions under the stockholders', license, roaming and resale agreements described in this section and arm's-length agreements with AT&T Wireless and its affiliates.

   Restrictions on Transfer; Rights of First Offer. The stockholders' agreement imposes restrictions with respect to the sale, transfer or other disposition of our capital stock held under the terms of the agreement. Stockholders holding shares of common stock may only transfer their shares of common stock after complying with rights of first offer and first negotiation granted to specified parties to the stockholders' agreement. Additionally, holders of common stock and Series D preferred stock may transfer those shares at any time to an affiliated successor or an equity investor affiliate, and the cash equity investors may transfer or otherwise dispose of any of those shares held by them to any other cash equity investor.

   AT&T Wireless PCS may not transfer or dispose of any of its shares of Series D preferred stock at any time other than to an affiliated successor. In addition, each stockholder who is a party to the stockholders' agreement has agreed, subject to some exceptions, not to transfer or otherwise dispose of any shares of our capital stock to any of the three largest carriers of telecommunications services that as of February 4, 1998 constituted interexchange services, other than AT&T Wireless PCS and other specified wireless carriers.

   Registration Rights. The stockholders' agreement grants certain demand and piggyback registration rights to the stockholders. The following stockholders may, subject to the restrictions on transfer described above, cause an underwritten demand registration, subject to customary proportionate cutback and blackout restrictions, so long as registration is reasonably expected to result in aggregate gross proceeds of at least $10.0 million to such stockholder:

  .  AT&T Wireless PCS;

  . any stockholder or group of stockholders beneficially owning shares of Series C preferred stock or common stock, if the sale of the shares to be registered is reasonably expected to result in aggregate gross proceeds of at least $25.0 million; or

  . certain management stockholders beneficially owning at least 50.1% of the shares of common stock then beneficially owned by all such management stockholders together.

   In addition to the demand registration rights, any stockholder may, subject to the restrictions on transfer described above, piggyback on a registration by us at any time, other than registrations on Forms S-4 or S-8 of the Securities Act, subject to customary proportionate cutback restrictions. The demand and piggyback registration rights and obligations survive until February 4, 2018.

   Rights of Inclusion. In the event of a proposed sale by any stockholder to any person other than an affiliated successor that would constitute 25% or more of the aggregate outstanding Series C preferred stock and common stock on a fully-diluted basis, excluding the Series A preferred stock, the other stockholders have the right to participate in any such proposed sale by exercising such right within 30 days after receipt of a notice informing them of such proposed sale. The purchaser may either purchase all stock offered by all stockholders electing to participate in such sale, or the purchaser may purchase stock from stockholders electing to participate in such sale on a pro-rata basis up to the aggregate dollar amount offered by the purchaser to the initial selling stockholder.

   In a separate investors' agreement, the cash equity investors have agreed that cash equity investors holding 66 2/3% or more of our Class A common stock and Class B non-voting common stock held by the cash equity investors, in the aggregate, who propose to sell their shares of common stock may require the other cash equity investors to also participate in any such sale. As a result, such cash equity investors may have the effective right to sell control of Triton.

   Exclusivity. The stockholders have agreed that during the term of the stockholders' agreement, none of the stockholders nor their respective affiliates will provide or resell, or act as the agent for any person offering, within the territory defined in the stockholders' agreement, wireless mobile telecommunications services initiated or terminated using time division multiple access technology and frequencies licensed by the FCC. However, AT&T Wireless PCS and its affiliates may:

  .  resell or act as agent for Triton;

  . provide or resell wireless telecommunications services to or from specific locations; and

  . resell wireless telecommunications services for another person in any area where Triton has not yet placed a system into commercial service.

   AT&T Wireless PCS must provide Triton with prior written notice of its intention to engage in resales for another person, and only dual band/dual mode phones may be used in connection with the resale activities. Additionally, with respect to the markets listed on the roaming agreement, Triton and AT&T Wireless have agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party, in its capacity as the serving carrier, is the preferred roaming provider in such markets. Each party also agrees to refrain from inducing any of its customers to change programming.

   Build-Out. Triton is required to:

  . ensure compatibility of its personal communications services systems with the majority of AT&T Wireless' personal communications services systems in the southeastern region of the United States;

  . satisfy the FCC construction requirements in the territory defined in the stockholders' agreement;

  .  offer various core service features with respect to its systems;

  . cause its systems to comply with AT&T Wireless' time division multiple access quality standards; and

  . refrain from providing or reselling interexchange services, other than interexchange services under its FCC licenses or that Triton procures from AT&T Wireless.

   If Triton materially breaches any of the foregoing operational obligations or if AT&T Wireless PCS or its affiliates discontinues the use of time division multiple access digital technology and adopts a new technology standard in a majority of its U.S. markets and Triton declines to adopt the new technology, AT&T Wireless PCS may terminate its exclusivity obligations.

   Certain Transactions. In the event of a merger, consolidation, asset acquisition or disposition or other business combination involving AT&T and an entity that:

  . derives from telecommunications businesses annual revenues in excess of $5.0 billion;

  . derives less than one-third of its aggregate revenues from the provision of wireless telecommunications; and

  . owns FCC licenses to offer and does offer wireless mobility telecommunications services serving more than 25% of the potential customers within the territory defined in the stockholders' agreement,

   AT&T Wireless will have the right, upon written notice, to terminate substantially all of its exclusivity obligations described above in a portion of the territory in which the other party owns an FCC license to offer commercial mobile radio service. However, upon such a termination, Triton has the right to cause AT&T Wireless PCS to exchange into shares of Series B preferred stock:

  .  all of the shares of its Series A preferred stock; and

  . all of the shares of its Series D preferred stock, its Series C preferred stock or any common stock it may have received upon conversion of its Series D preferred stock into any one of them.

   In the event that AT&T is required in any such transaction to dispose of any of its personal communications services systems in the Charlotte, North Carolina, Atlanta, Georgia, Baltimore, Maryland/Washington, D.C. or Richmond, Virginia basic trading areas, Triton has certain marketing rights. AT&T has agreed, for a period of 180 days, to jointly market with any of its applicable markets any of Triton's personal communications services systems that are located within the major trading areas that include the applicable AT&T basic trading areas. Triton's right is exercisable at any time within the period commencing with the date of the announcement by AT&T of any such transaction and terminating on the later of six months after consummation of the transaction or the date by which AT&T is required under applicable law to dispose of any such system.

   Without the prior written consent of AT&T Wireless PCS, Triton and its subsidiaries may not effect any sale of substantially all the assets or liquidation, merger or consolidation of Triton or any of its subsidiaries or engage in any business other than permitted businesses. There are limited exceptions to this provision.

   Acquisition of Cellular Licenses. Triton may acquire cellular licenses if, among other circumstances, the board of directors determines such licenses are demonstrably superior alternatives to construction of a personal communications services system in the applicable area within the territory, provided that:

  . a majority of the cellular potential customers are within the territory defined in the stockholders' agreement;

  . AT&T and its affiliates do not own commercial mobile radio service licenses in the area; and

  . Triton's ownership of the cellular license will not cause AT&T or any affiliate to be in breach of any law or contract.

   Equipment, Discounts and Roaming. At Triton's request, AT&T Wireless PCS will use all commercially reasonable efforts to assist Triton in obtaining discounts from any vendor with whom Triton is negotiating for the purchase of any infrastructure equipment or billing services and to enable Triton to become a party to the roaming agreements between AT&T Wireless PCS and its affiliates which operate other cellular and personal communications services systems so long as AT&T Wireless PCS, in its sole discretion, does not determine such activities to be adverse to its interests.

   Resale Agreements. At AT&T Wireless PCS's request, Triton will enter into resale agreements relating to the territory defined in the stockholders' agreement. The rates, terms and conditions of service that Triton provides shall be at least as favorable to AT&T Wireless PCS, taken as a whole, as the rates, terms and conditions provided by Triton to other customers.

   Subsidiaries. All of our subsidiaries must be direct or indirect wholly-owned subsidiaries.

   Amendments. Amendments to the stockholders' agreement require the consent of the following stockholders:

  . a majority of the shares of each class of capital stock held by the parties to the stockholders' agreement, including AT&T Wireless PCS;

  . two-thirds of the common stock beneficially owned by the cash equity investors; and

  . 60.1% of the common stock beneficially owned by the management stockholders.

   However, in the event any party to the stockholders' agreement ceases to own any shares of capital stock, the party ceases to be a party to the stockholders' agreement and his or her corresponding rights and obligations terminate.

   Termination. The stockholders' agreement terminates upon the earliest to occur of:

  .  the written consent of each party to the agreement;

  .  February 4, 2009; and

  .  one stockholder beneficially owning all of the shares of common stock.

   However, certain provisions of the agreement expire on February 4, 2008, and some consent rights of AT&T Wireless PCS expire if it fails to own a specified amount of capital stock.

License Agreement

   Under the terms of a network membership license agreement, dated as of February 4, 1998, between AT&T and Triton, AT&T has granted Triton a royalty-free, non-transferable, non-exclusive limited right and license to use various licensed marks solely in connection with specified licensed activities, as described below. The licensed marks include the logo containing the AT&T and globe design and the expression Member, AT&T Wireless Services Network. The licensed activities include:

  . the provision to end-users and resellers, solely within the territory specified in the agreement, of communications services on frequencies licensed to Triton for commercial mobile and radio service provided in accordance with the AT&T agreements; and

  . marketing and offering the licensed services within the territory specified in the agreement.

   The license agreement also grants Triton the right and license to use the licensed marks on permitted mobile phones.

   AT&T has agreed not to grant to any other person, other than a subsidiary of AT&T, a right or license to provide or resell, or act as agent for any person offering, the communications services Triton is offering within the territory under the licensed marks except to:

  . any person who resells, or acts as Triton's agent for, communications services provided by Triton, or

  . any person who provides or resells wireless communications services to or from specific locations such as buildings or office complexes, even if the applicable subscriber equipment being used is capable of routine movement within a limited area and even if such subscriber equipment may be capable of obtaining other telecommunications services beyond that limited area and hand-off between the service to the specific location and such other telecommunications services.

   In all other instances, except as described above, AT&T reserves for itself all rights of ownership and use of the licensed marks in connection with its marketing, offering or provision of services, whether within or without the territory.

   The license agreement contains numerous restrictions with respect to Triton's use and modification of any of the licensed marks. Triton is obligated to use commercially reasonable efforts to cause all licensed services that use the licensed marks to be of comparable quality to the licensed services AT&T markets and provides in areas comparable to Triton's licensed territory, taking into account the relative stage of development of the areas and other factors. The license agreement also sets forth specific testing procedures to determine compliance with these standards and affords Triton a grace period to cure any instances of alleged noncompliance. Following the cure period, Triton must cease using the licensed marks until Triton is in compliance.

   Triton may not assign or sublicense any of its rights under, or grant a security interest in, the license agreement. However, the license agreement may be, and has been, assigned to Triton's lenders under Triton's credit facility. After the expiration of any applicable grace and cure periods under the credit facility, Triton's lenders may enforce Triton's rights under the license agreement and assign the license agreement to any person with AT&T's consent.

   The license agreement has a five-year term, expiring February 4, 2003, which renews for an additional five-year period if neither party terminates the agreement. The license agreement may be terminated at any time in the event of Triton's significant breach, including Triton's misuse of any licensed marks, Triton's license or assignment of any of the rights in the license agreement, Triton's failure to maintain AT&T's quality standards or if Triton experiences a change of control. After the initial five-year term, in the event AT&T Wireless PCS converts any shares of Series A preferred stock into common stock in connection with the stockholders' agreement, the license agreement terminates on the later of two years from the date of such conversion and the then existing expiration date of the license agreement. After the initial five-year term, AT&T may also terminate the license agreement upon the occurrence of specified transactions. See "--The Stockholders' Agreement--Certain Transactions."

Roaming Agreement

   Under an intercarrier roamer service agreement, dated as of February 4, 1998, between AT&T Wireless, on behalf of its affiliates, and Triton, AT&T Wireless and Triton agreed to provide wireless mobile radio-telephone service for registered customers of the other party's customers when they are out of their home carrier's geographic area and in the geographic area where the serving carrier, itself or through affiliates, holds a license or permit to construct and operate a wireless mobile radio-telephone system and station. Each home carrier whose customers receive service from a serving carrier shall pay the serving carrier 100% of the wireless service charges and 100% of the pass-through charges, such as any toll or other charges. The roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, on or after September 1, 2005, the parties may renegotiate the rate from time to time.

   The roaming agreement has a term of 20 years expiring February 4, 2018, unless a party terminates earlier due to:

  .  the other party's uncured breach of any term of the roaming agreement;

  .  the other party's voluntary liquidation or dissolution; or

  . the FCC's revocation or denial of the other party's license or permit to provide commercial mobile radio service.

   Neither party may assign or transfer the roaming agreement or any of its rights or obligations under the roaming agreement except to an assignee of all or part of its license or permit to provide commercial mobile radio service, provided that the assignee expressly assumes all or the applicable part of the assigning party's obligations under the roaming agreement and becomes a party to the roaming agreement.

Resale Agreement

   Under the terms of the stockholders' agreement, Triton is required at AT&T Wireless PCS's request to enter into a resale agreement in an agreed-upon form. Under the resale agreement, AT&T Wireless will be granted the right to purchase and resell on a nonexclusive basis access to and usage of Triton's services in Triton's service area. AT&T Wireless will pay Triton the charges, including usage and roaming charges, associated with services it requests under the agreement. Triton will retain the continuing right to market and sell its services to customers and potential customers.

   Triton has agreed under the stockholders' agreement that the rates, terms and conditions of service, taken as a whole, that it provides to AT&T Wireless under the resale agreement shall be at least as favorable as, or if permitted by applicable law, superior to, the rates, terms and conditions of service, taken as a whole, to any other customer that purchases services from Triton. Triton will design the rate plan it will offer under the resale agreement to result in a discounted average actual rate per minute of use AT&T Wireless pays for service at least 25% below the weighted average actual rate per minute that Triton bills its customers generally for access and air time. The terms of the stockholders' agreement also require Triton and AT&T to negotiate commercially reasonable reductions to such resale rate based on increased volume commitments.

   The resale agreement will have a term of 10 years and will renew automatically for successive one-year periods unless either party elects to terminate the agreement. Following the eleventh anniversary of the agreement, either party may terminate with 90 days' prior written notice. Furthermore, AT&T Wireless may terminate the agreement at any time for any reason on 180-days' written notice.

   Neither party may assign or transfer the resale agreement or any of its rights thereunder without the other party's prior written consent, which will not be unreasonably withheld, except:

  .  to an affiliate of that party at the time of the agreement's execution;

  .  by Triton to any of its operating subsidiaries; and

  . to an entity to whom the outstanding common stock or substantially all of the assets of Triton are transferred after first receiving FCC or other necessary approvals.

Other Agreements with AT&T Wireless PCS

   Triton and AT&T Wireless PCS, from time to time, provide certain other services to each other, including referring each other to national accounts, providing development and engineering services related to network build-out and providing marketing assistance for certain services. Such services are provided at agreed rates, which are generally based on market rates.

Other Related Party Transactions

   J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and Sixty Wall Street SBIC Fund, L.P., which together own approximately 22.4% of our Class A common stock prior to this offering, are subsidiaries of J.P. Morgan Chase & Co. In addition, J.P. Morgan SBIC LLC owns 8,210,827 shares of our Class B non-voting common stock. Arnold L. Chavkin, a director of Triton, is an officer of the managing member of J.P. Morgan Partners (23A SBIC), LLC.

   Affiliates of J.P. Morgan Chase & Co. have performed various financial advisory, investment banking and commercial banking services from time to time for Triton and its affiliates. J.P. Morgan Securities Inc. acted as an initial purchaser for the offerings of our 11% senior subordinated discount notes due 2008, our 9% senior subordinated notes due 2011 and our 8% senior subordinated notes due 2011, and as an underwriter for the initial public offering of our Class A common stock in October 1999. In addition, The Chase Manhattan Bank is a lender and an agent under our credit facility.

   An affiliate of First Union Affordable Housing Community Development Corporation, which beneficially owns more than 5% of our capital stock, served as an underwriter and received underwriter fees in connection with our initial public offering completed in October 1999 and its follow-on offering in February 2001.

   Under an agreement between Triton Cellular, Inc., an entity affiliated with Triton through management overlap and shared lease facilities, and Triton, allocations for management services rendered by some of Triton's management employees on behalf of Triton Cellular and allocations for shared lease facilities are charged to Triton Cellular. Those allocations totaled $196,000 during 2000. We no longer perform these services.

   On September 14, 2000, Triton PCS entered into an amended and restated loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $750.0 million of borrowings. An affiliate of First Union Affordable Housing Community Development Corporation, which beneficially owns approximately 6.4% of our Class A common stock, serves as lender under the credit facility, and an affiliate of J.P. Morgan Chase & Co. (which, through its subsidiaries, owns approximately 22.4% of our Class A common stock), serves as lender and agent under the credit facility. Each of the lenders and agents under the credit facility has received and will continue to receive customary fees and expenses in connection with the credit facility. For the nine-months ended September 30, 2001, an affiliate of First Union Affordable Housing Community Development Corporation received approximately $1,305,254 in its capacity as lender under such facility, and affiliates of J.P. Morgan Chase & Co. received approximately $3,021,978 in their capacity as lender and agent under such facility.

   We have entered into letter agreements with several of our management employees and with our independent directors. Under the letter agreements, these individuals were issued shares of our Class A common stock that generally vest at 20% per year over a five-year period.

   On August 12, 1999, we entered into stock purchase agreements with each of Scott I. Anderson and John D. Beletic, our two independent directors, and one officer under which we agreed to sell to them an aggregate of 3,400 shares of our Series C preferred stock (which were converted into 78,200 shares of Class A common stock in our initial public offering) for a purchase price of $100 per share. This transaction was closed in September 1999.

   First Union Securities, Inc., an affiliate of First Union Affordable Housing Community Development Corporation, acted as our exclusive financial advisor in connection with the sale of our personal communications towers to American Tower, L.P. pursuant to an asset purchase agreement dated July 13, 1999. We paid a fee to such entity of $1.07 million in connection with the consummation of such sales which occurred on September 22, 1999.

                       PRINCIPAL AND SELLING STOCKHOLDERS

   The following table sets forth certain information regarding the beneficial ownership of our Class A common stock, as of September 30, 2001, by (i) each current director, (ii) each current executive officer, (iii) all current directors and executive officers as a group, (iv) each of our stockholders who, based on our records, was known to us to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of more than 5% of the Class A common stock, and (v) each of the selling stockholders both before and after giving effect to this offering. The selling stockholders may include certain affiliates of the selling stockholders named below. The persons named in this table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to community property laws where applicable and subject to the information contained in the footnotes to this table. The number of shares of Class A common stock outstanding as of the date of this table, September 30, 2001, was 59,045,022.

                          Beneficial Ownership Before                    Beneficial Ownership After
                                   Offering                                       Offering
                          ------------------------------                 ------------------------------
  Name and Address of                                       Number of
       Beneficial           Number of      Percentage of     Shares        Number of      Percentage of
        Owner(1)          Voting Shares    Voting Shares Being Offered** Voting Shares    Voting Shares
  -------------------     -------------    ------------- --------------- -------------    -------------
Michael E. Kalogris.....    2,993,077(9)        5.1%              --       2,993,077(9)        5.1%
Steven R. Skinner.......    2,122,068(10)       3.6               --       2,122,068(10)       3.6
David D. Clark..........      496,506(11)        *                --         496,506(11)        *
Stephen J. McNulty......      190,573(12)        *                --         190,573(12)        *
Daniel E. Hopkins.......      128,000(13)        *                --         128,000(13)        *
William A. Robinson.....       93,660(14)        *                --          93,660(14)        *
Glen Robinson...........      123,419(15)        *                --         123,419(15)        *
Scott I. Anderson.......       22,643(16)        *                --          22,643(16)        *
John D. Beletic.........       31,343(17)        *                --          31,343(17)        *
Arnold L. Chavkin(2)....          --            --                --             --            --
William W. Hague(3).....          --            --                --             --            --
John W. Watkins.........          --            --                --             --            --
J.P. Morgan Partners
 (23A SBIC), LLC(2)(4)..   11,409,614          19.3         3,679,251      7,730,363          13.1
J.P. Morgan SBIC
 LLC(4).................    1,734,965(18)       2.9           559,598      1,175,367(18)       2.0
Sixty Wall Street SBIC
 Fund, L.P.(4)(5).......       86,620             *            27,938         58,682             *
Desai Capital Management
 Incorporated(6)........   11,067,439(19)      18.7         2,201,963      8,865,476(19)      15.0
Toronto Dominion Capital
 (U.S.A.), Inc.(7)......    2,766,871           4.7           258,750      2,508,121           4.2
First Union Affordable
 Housing Community
 Development
 Corporation(8).........    3,793,561(20)       6.4               --       3,793,561(20)       6.4
AT&T Wireless PCS
 LLC(3).................   12,504,720(21)      17.5               --      12,504,720(21)      17.5
DAG-Triton PCS, L.P.....    1,727,728           2.9           172,500      1,555,228           2.6
All directors and
 executive
 officers as a group (12
 persons)...............    6,201,289          10.5               --       6,201,289          10.5

--------
*   Represents less than 1%.
**  Assumes that the underwriters fully exercise their over-allotment option.
(1) Unless otherwise indicated, the address of each person listed in this table is c/o Triton Management Company, 1100 Cassatt Road, Berwyn, Pennsylvania 19312.
(2) Mr. Chavkin is an officer of the managing member of J.P. Morgan Partners (23A SBIC), LLC and an Executive Partner of J.P. Morgan Partners, LLC. Mr. Chavkin disclaims beneficial ownership of any shares held by J.P. Morgan Partners (23A SBIC), except to the extent of his pecuniary interest therein. The address of J.P. Morgan Partners (23A SBIC), LLC is
    c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

(3) Mr. Hague is Senior Vice President, Corporate Development, Merger and Acquisitions at AT&T Wireless Services, Inc., an affiliate of AT&T Wireless PCS LLC. Mr. Hague disclaims beneficial ownership of any shares held by such entity. The address of AT&T Wireless Services and AT&T Wireless PCS LLC is 7277 164th Avenue, N.E., Redmond, Washington 98052.
(4) J.P. Morgan SBIC LLC is the successor to J.P. Morgan Investment Corporation. J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and Sixty Wall Street SBIC Fund, L.P. are subsidiaries of J.P. Morgan Chase & Co. The address of J.P. Morgan SBIC LLC is c/o J.P. Morgan Partners, 101 California Street, 38th Floor, San Francisco, California 94111.
(5) Sixty Wall Street SBIC Fund, L.P. is an affiliate of J.P. Morgan SBIC LLC and J.P. Morgan Partners (23A SBIC), LLC. The address of Sixty Wall Street SBIC Fund, L.P. is 60 Wall Street, New York, New York 10260.
(6) The address of Desai Capital Management Incorporated is 540 Madison Avenue, New York, New York 10022.
(7) The address of Toronto Dominion Capital (U.S.A.), Inc. is 909 Fannin, Suite 1700, Houston, Texas 77010.
(8) The address of First Union Affordable Housing Community Development Corporation is One First Union Center, 301 S. College Street, 12th Floor, Charlotte, North Carolina 28288.
(9) Includes 50,839 shares of Class A common stock held by Mr. Kalogris as trustee under an amended and restated common stock trust agreement for management employees and independent directors, dated June 26, 1998, under which we will distribute Class A common stock to management employees and independent directors. 1,504,719 of the 2,942,238 shares of Class A common stock directly held by Mr. Kalogris are subject to forfeiture in accordance with Mr. Kalogris' employment agreement.
(10) 1,091,041 of the 2,122,068 shares of Class A common stock are subject to forfeiture according to the terms of Mr. Skinner's employment agreement.
(11) 322,477 of the 496,506 shares of Class A common stock are subject to forfeiture according to the terms of Mr. Clark's employment agreement.
(12) 125,008 of the 190,573 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of January 11, 1999, August 9, 1999, August 15, 2000 and May 1, 2001 between Triton and Mr. McNulty.
(13) 83,054 of the 128,000 shares of Class A common stock are subject to forfeiture according to the terms of letter agreements, dated as of July 15, 1999, November 9, 2000 and May 1, 2001 between Triton and Mr. Hopkins.
(14) 78,833 of the 93,660 shares of Class A commons stock are subject to forfeiture according to the terms of letter agreements, dated as of June 30, 1999, August 15, 2000 and May 1, 2001 between Triton and Mr. W. Robinson.
(15) Includes 35,906 shares of Class A common stock held directly by Mr. G. Robinson's spouse. Mr. G. Robinson disclaims beneficial ownership of any shares held by his spouse. 85,000 of the 87,513 shares of Class A common stock are subject to forfeiture according to the terms of a letter agreement, dated as of May 23, 2000 and May 1, 2001 between Triton and Mr. G. Robinson.
(16) Mr. Anderson is a principal of Cedar Grove Partners, LLC.
(17) Includes 800 shares of Class A common stock held directly by Mr. Beletic's daughter. Mr. Beletic disclaims beneficial ownership of any shares held by his daughter.
(18) J.P. Morgan SBIC LLC also owns 8,210,827 shares of Class B non-voting common stock.

(19) Consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P. and 5,116,067 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management. The address for Private Equity Investors III and Equity-Linked Investors-II is 540 Madison Avenue, 38th Floor, New York, New York 10022.
(20) Includes 475,351 shares held by certain affiliates of First Union Affordable Housing Community Development Corporation.
(21) Consists of 543,683.47 shares of Series D preferred stock convertible into 12,504,720 shares of Class A common stock. Shares of Series D preferred stock are convertible into an equivalent number of shares of Series C preferred stock at any time, and shares of Series C preferred stock are convertible into shares of Class A common stock or Class B non-voting common stock at any time.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

   The following are summaries of certain material provisions of the notes issued by our subsidiary, Triton PCS, Inc., and the Triton PCS credit facility. These summaries are qualified in their entirety by the indentures and the credit facility, which we have previously filed with the SEC. In this section, "Triton," "we" and "us" each refers only to Triton PCS Holdings, Inc. and not to any of its subsidiaries.

Senior Subordinated Notes

 11% senior subordinated discount notes due 2008

   The 11% notes were issued under an indenture, dated as of May 4, 1998, among Triton PCS, the guarantors of the 11% notes and The Bank of New York, as successor trustee. The 11% notes:

  . mature on May 1, 2008 and are limited to an aggregate principal amount at maturity of $511,989,000;

  . were issued at an issue price of $585.95 per $1,000 aggregate principal amount at maturity and generated gross proceeds to us of $300.0 million;

  . are general, unsecured obligations of Triton PCS, subordinated in right of payment to all senior debt, including all obligations under the credit facility described below;

  . accrue interest at a rate of 11% per annum, computed on a semiannual bond equivalent basis, calculated from May 4, 1998, will not bear interest payable in cash prior to May 1, 2003 and will bear interest payable semiannually in cash on each May 1 and November 1, beginning May 1, 2003; and

  . are guaranteed on a joint and several basis by all domestic subsidiaries of Triton PCS that are direct or indirect obligors under, or in respect of, any senior credit facilities. As of the date of this prospectus, all of the direct and indirect subsidiaries of Triton PCS are guarantors of the 11% notes on a full, unconditional and joint and several basis. The guarantees of the 11% notes are unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of the credit facility.

   Triton PCS may elect to redeem all or part of the 11% notes at any time on or after May 1, 2003 and prior to maturity, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest if redeemed during the 12-month period beginning on May 1 of the years indicated:

     Year                                                       Redemption Price
     ----                                                       ----------------
     2003......................................................      105.50%
     2004......................................................      103.67%
     2005......................................................      101.84%
     2006 and thereafter.......................................      100.00%

   If a change of control, as defined below, occurs, each noteholder may require Triton PCS to repurchase its 11% notes, in whole or in part, at a purchase price equal to 101% of the 11% notes' accreted value or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date. The Triton PCS credit facility prohibits the purchase of outstanding 11% notes prior to repayment of the borrowings under the credit facility. A change of control will occur under the indenture if any one or more of the following events occurs:

  . any person or group, as those terms are used in Sections 13(d) and 14(d) of the Exchange Act, other than a permitted holder or permitted holders or a person or group controlled by a permitted holder or permitted holders, becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have beneficial ownership of all securities that person has the right to acquire within one year, upon the happening of an event or otherwise, is or becomes the beneficial owner, directly or indirectly, of:

    (a) Triton's securities representing 50% or more of the combined voting power of its then outstanding voting stock, or

    (b) Triton PCS's securities representing 50% or more of the combined voting power of its then outstanding voting stock;

  . the following individuals cease for any reason to constitute more than a majority of the number of directors then serving on the board of Triton or Triton PCS:

    (a) individuals who, on May 4, 1998, constitute the board, and

    (b) any new director, other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation relating to the election of directors of Triton or Triton PCS, whose appointment or election by the board or nomination for election by our stockholders was approved by the vote of at least two-thirds of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; or

  . the stockholders of Triton or Triton PCS shall approve any plan of liquidation, whether or not otherwise in compliance with the provisions of the indenture.

   The transfer, by lease, assignment, sale or otherwise, in a single transaction or series of transactions, of all or substantially all of the properties or assets of one or more of the subsidiaries of Triton PCS, the capital stock of which constitutes all or substantially all of Triton PCS's properties and assets, shall be deemed to be the transfer of all or substantially all of Triton PCS's properties and assets.

   Triton PCS is also required to offer to repurchase the 11% notes if all or some of the net proceeds of an asset sale are not used to acquire an entity engaged in a permitted business, to purchase other long term assets used or useful in a permitted business or to repay any senior indebtedness.

   The indenture contains restrictive covenants which, among other things, restrict Triton PCS's and its restricted subsidiaries' ability to:

  .  incur additional indebtedness;

  . pay dividends, make investments or redeem or retire stock of Triton PCS or subordinated indebtedness of Triton PCS or any subsidiary;

  . cause encumbrances or restrictions to exist on the ability of its subsidiaries to pay dividends and make investments in, or transfer any property or assets to Triton PCS;

  .  create liens on their assets;

  .  sell assets;

  .  engage in transactions with affiliates;

  .  engage in businesses other than a permitted business;

  . designate any subsidiaries of Triton PCS as unrestricted subsidiaries under the indenture;

  .  engage in mergers or consolidations; or

  . amend, modify or waive, or refrain from enforcing, any provision of the securities purchase agreement dated October 8, 1997.

   The indenture provides for acceleration upon customary events of default, including cross defaults, judgment defaults and events of bankruptcy.

 9 3/8% senior subordinated notes due 2011

   The 9 3/8% notes were issued under an indenture, dated as of January 19, 2001, among Triton PCS, the guarantors of the 9 3/8% notes and The Bank of New York, as trustee. The 9 3/8% notes:

  . mature on February 1, 2011 and are limited to an aggregate principal amount of $400.0 million;

  . were issued at an issue price of $991.95 per $1,000 aggregate principal amount and generated gross proceeds to us of $347.2 million;

  . are general, unsecured obligations of Triton PCS, subordinated in right of payment to all senior debt, including all obligations under the credit facility described below;

  . accrue interest at a rate of 9 3/8% per annum, computed on a semiannual bond equivalent basis, payable semiannually in cash on each February 1 and August 1; and

  . are guaranteed on a joint and several basis by all domestic subsidiaries of Triton PCS that are direct or indirect obligors under, or in respect of, any senior credit facilities. As of the date of this prospectus, all of the direct and indirect subsidiaries of Triton PCS are guarantors of the 9 3/8% notes on a full, unconditional and joint and several basis. The guarantees of the 9 3/8% notes are unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of the credit facility

   Triton PCS may elect to redeem all or part of the 9 3/8% notes at any time on or after February 1, 2006 and prior to maturity, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest if redeemed during the 12-month period beginning on February 1 of the years indicated:

     Year                                                       Redemption Price
     ----                                                       ----------------
     2006......................................................     104.688%
     2007......................................................     103.125%
     2008......................................................     101.563%
     2009 and thereafter.......................................     100.000%

   In addition, on or prior to February 1, 2004, Triton PCS may redeem up to 35% of the aggregate principal amount of the 9 3/8% notes issued under the indenture, at a redemption price equal to

109.375% of the principal amount of the notes being redeemed with the net proceeds of one or more equity offerings of:

  .  our qualified stock; or

  . a special purpose corporation formed to hold our qualified stock or the qualified stock of Triton PCS.

   However, at least 65% of the aggregate principal amount at maturity of the 9 3/8% notes originally issued under the indenture must remain outstanding immediately after giving effect to the redemption.

   The other redemption and repurchase provisions, restrictive covenants and events of default contained in the indenture governing the 9 3/8% notes are substantially the same as those in the indenture for the 11% senior subordinated discount notes due 2008.

 8 3/4% senior subordinated notes due 2011

   The 8 3/4% notes were issued under an indenture, dated as of November 14, 2001, among Triton PCS, the guarantors of the 8 3/4% notes and The Bank of New York, as trustee. The 8 3/4% notes:

  .  mature on November 15, 2011;

  . were not issued at a discount from the $1,000 aggregate principal amount per note and generated gross proceeds to us of $400.0 million;

  . are general, unsecured obligations of Triton PCS, subordinated in right of payment to all senior debt, including all obligations under the credit facility described below;

  . accrue interest at a rate of 8 3/4% per annum, computed on a semiannual bond equivalent basis, payable semiannually in cash on each May 15 and November 15; and

  . are guaranteed on a joint and several basis by all domestic subsidiaries of Triton PCS that are direct or indirect obligors under, or in respect of, any senior credit facilities. As of the date of this prospectus, all of the direct and indirect subsidiaries of Triton PCS are guarantors of the 8 3/4% notes on a full, unconditional and joint and several basis. The guarantees of the 8 3/4% notes are unsecured obligations of the guarantors, subordinated in right of payment to all senior debt of the guarantors, including all of the guarantors' obligations under their guarantees of the credit facility.

   Triton PCS may elect to redeem all or part of the 8 3/4% notes at any time on or after November 15, 2006 and prior to maturity, at the following redemption prices, expressed as percentages of principal amount, plus accrued and unpaid interest if redeemed during the 12-month period beginning on November 15 of the years indicated:

     Year                                                       Redemption Price
     ----                                                       ----------------
     2006......................................................     104.375%
     2007......................................................     102.917%
     2008......................................................     101.458%
     2009 and thereafter.......................................     100.000%

   In addition, on or prior to November 15, 2004, Triton PCS may redeem up to 35% of the aggregate principal amount of the 9 3/8% notes issued under the indenture, at a redemption price equal to 108.75% of the principal amount of the notes being redeemed with the net proceeds of one or more equity offerings of:

  .  our qualified stock; or

  . a special purpose corporation formed to hold our qualified stock or the qualified stock of Triton PCS.

   However, at least 65% of the aggregate principal amount at maturity of the 9 3/8% notes originally issued under the indenture must remain outstanding immediately after giving effect to the redemption.

   The other redemption and repurchase provisions, restrictive covenants and events of default contained in the indenture governing the 8 3/4% notes are substantially the same as those in the indenture for the 11% senior subordinated discount notes due 2008.

Credit Facility

   On September 14, 2000, Triton entered into an amended and restated loan agreement that provided for a senior secured bank facility with a group of lenders for an aggregate amount of $750.0 million of borrowings.

   The credit facility provides for:

  . a $175.0 million senior secured Tranche A term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche B term loan maturing on May 4, 2007;

  . a $175.0 million senior secured Tranche C term loan maturing on August 4, 2006;

  . a $150.0 million senior secured Tranche D term loan maturing on August 4, 2006; and

  . a $100.0 million senior secured revolving credit facility maturing on August 4, 2006.

   The terms of the credit facility will permit us, subject to various terms and conditions, including compliance with specified leverage ratios and satisfaction of build-out and subscriber milestones, to draw up to $750.0 million to finance working capital requirements, capital expenditures, permitted acquisitions and other corporate purposes. Our borrowings under these facilities are subject to customary terms and conditions. In addition, we have granted to our lenders under the credit facility a security interest in substantially all of our assets and those of each of our existing and subsequently acquired or organized domestic subsidiaries, including a first priority pledge of all of the capital stock of all of our domestic subsidiaries, and we have granted a pledge of our capital stock.

   We must repay the term loans in quarterly installments, beginning on February 4, 2002, and the commitments to make loans under the revolving credit facility will be automatically and permanently reduced beginning on August 4, 2004. In addition, the credit facility requires us to make mandatory prepayments of outstanding borrowings under the credit facility, commencing with the fiscal year ending December 31, 2001, based on a percentage of excess cash flow and contains financial and other covenants customary for facilities of this type, including limitations on investments and on our ability to incur debt and pay dividends. The net proceeds from the offering of the 8 3/4% notes were used to pay down term borrowings under our credit facility. Approximately $160.6 million of the net proceeds were paid towards term borrowings under the Tranche A term loan, approximately $160.6 million of net proceeds were paid towards term borrowings under the Tranche C term loan, and approximately $68.8 million of the net proceeds were paid towards term borrowings under the Tranche D term loan. After giving effect to the application of the net proceeds from the 8 3/4% notes, we had outstanding borrowings of:

  .  approximately $14.4 million under the Tranche A term loan;

  .  $150.0 million under the Tranche B term loan;

  .  approximately $14.4 million under the Tranche C term loan;

  .  approximately $6.2 million under the Tranche D term loan; and

  .  there was no outstanding debt under the revolver.

In addition, Triton PCS has amended its credit facility, extending the availability period for $71.5 million of the remaining $75.0 million unfunded commitment under the Tranche D term loan from December 31, 2001 to December 31, 2002.

     CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

   The following is a summary of the material United States federal income, estate and gift tax consequences of the purchase, ownership and disposition of the Class A common stock by holders that are Non-U.S. Holders, as that term is defined below. This summary does not purport to be a complete analysis of all potential tax effects and is based upon the Internal Revenue Code of 1986, as amended, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive or prospective. Unless otherwise specifically noted, this summary applies only to those persons that purchased the Class A common stock for cash and hold the Class A common stock as a capital asset within the meaning of
Section 1221 of the Internal Revenue Code.

   This summary is for general information only and does not address the tax consequences to taxpayers who are subject to special rules, such as financial institutions, partnerships or other pass-through entities, tax-exempt organizations, insurance companies, S corporations, regulated investment companies, real estate investment trusts, broker-dealers, taxpayers subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar and persons that will hold the Common Stock as part of a position in a straddle or as part of a constructive sale or a hedging, conversion or other integrated transaction, nor does it address aspects of United States federal taxation that might be relevant to a prospective investor based upon such investor's particular tax situation. This summary does not address any tax consequences arising under any state, municipality, foreign country or other non-U.S. taxing jurisdiction. We urge you to consult your own tax advisor regarding the United States federal tax consequences of purchasing, owning and disposing of the Class A common stock, including your status as a Non-U.S. Holder (as defined below), as well as any tax consequences that may arise under the laws of any state, municipality, foreign country or other non-U.S. taxing jurisdiction and the possible effects of changes in United States federal or other tax laws.

General

   A Non-U.S. Holder means a beneficial owner of the Class A common stock that is not:

  (i) a citizen or individual resident, as defined in Section 7701(b) of the Internal Revenue Code, of the United States;

  (ii) a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized under the laws of the United States, any State thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations provide otherwise);

  (iii) an estate, the income of which is subject to United States federal income tax without regard to its source; or

  (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

   Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. Holders prior to such date, may elect to continue to be treated as U.S. Holders.

   If a partnership holds the Class A common stock, the tax treatment of the partner generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships holding the Class A common stock should consult their own tax advisors regarding the United States federal tax consequences of purchasing, owning and disposing of the Class A common stock.

Dividends

   Dividends, if any, paid to a Non-U.S. Holder will generally be subject to the withholding of United States federal income tax at the rate of 30% of the gross amount of such dividends, unless:

  . the dividends are effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder, such Non-U.S. Holder timely furnishes to us or our paying agent a properly completed Internal Revenue Service Form W-8ECI (or Internal Revenue Service Form W-8BEN if such Non-U.S. Holder claims that such effectively connected income is exempt from tax pursuant to an applicable income tax treaty because the income is not attributable to a permanent establishment in the United States), or any successor form, duly executed under penalties of perjury, and neither we nor our paying agent have actual knowledge or reason to know that the conditions of this exemption are, in fact, not satisfied; or

  . such Non-U.S. Holder is entitled to a reduced or zero percent withholding tax rate pursuant to an applicable income tax treaty, such Non-U.S. Holder timely furnishes to us or our agent a properly completed Internal Revenue Service Form W-8BEN or W-8IMY, as applicable, or any successor form, duly executed under penalties of perjury, certifying that such Non-U.S. Holder is entitled to such benefits under the income tax treaty, and neither we nor our paying agent have actual knowledge or reason to know that the conditions of this exemption are, in fact, not satisfied.

   Current law provides special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly-owned entities that are disregarded for U.S. federal income tax purposes, and entities that are treated as fiscally transparent in the United States, the applicable income tax treaty jurisdiction or both. We urge you to consult your own tax advisor concerning the effect, if any, of these rules on an investment in the Class A common stock. A Non-U.S. Holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

   Dividends paid to a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons, unless otherwise exempt pursuant to an applicable income tax treaty and such Non-U.S. Holder is entitled to such treaty benefits. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

Gain on Sale or Other Disposition

   A Non-U.S. Holder generally will not be subject to regular United States federal income or withholding tax on gain recognized on a sale or other disposition of the Class A common stock, unless:

  (i) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) within the United States of the Non-U.S. Holder or of a partnership, trust or estate in which such Non-U.S. Holder is a partner or beneficiary;

  (ii) the Non-U.S. Holder is an individual that:

    (a) is present in the United States for 183 days or more in the taxable year of the sale or other disposition; and

    (b) either (I) has a "tax home" in the United States, as specially defined for purposes of the United States federal income tax, or
        (II) maintains an office or other fixed place of business in the United States and the gain from the sale or other disposition of the Class A common stock is attributable to such office or other fixed place of business; or

  (iii) we have been, are or become a "United States real property holding corporation" within the meaning of Section 897(c)(2) of the Internal Revenue Code at any time within the shorter of the five-year period preceding such sale or other disposition or such Non-U.S. Holder's holding period for the Class A common stock.

   A corporation is generally considered to be a United States real property holding corporation if the fair market value of its "United States real property interests" within the meaning of Section 897(c)(1) of the Internal Revenue Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. We believe that we have not been, are not currently and are not likely to become a United States real property holding corporation. Further, even if we were to become a United States real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. federal income tax if the Class A common stock were considered to be "regularly traded" (within the meaning of applicable U.S. Treasury regulations) on an established securities market (e.g., the Nasdaq National Market, on which the Class A common stock is listed), and the Non-U.S. Holder did not own, directly or indirectly, at any time during the five-year period ending on the date of the sale or other disposition, more than 5% of the Class A common stock.

   Gains realized by a Non-U.S. Holder that are effectively connected with the conduct of a trade or business within the United States of the Non-U.S. Holder will generally be taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to United States persons, unless otherwise exempt pursuant to an applicable income tax treaty and such Non-U.S. Holder is entitled to such treaty benefits. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the United States federal branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the United States of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

   Non-U.S. Holders who are individuals may also be subject to tax pursuant to provisions of United States federal income tax law applicable to certain United States expatriates, including former long-term residents of the United States.

Federal Estate and Gift Taxes

   Class A common stock owned or treated as owned by an individual (regardless of whether such an individual is a citizen or a resident of the United States) at the date of death will be included in such individual's estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

   A Non-U.S. Holder will not be subject to United States federal gift tax on a transfer of Class A common stock, unless such person is an individual domiciled in the United States or such person is an individual subject to provisions of United States federal gift tax law applicable to certain United States expatriates, including certain former long-term residents of the United States.

Backup Withholding Tax and Information Reporting

   We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether tax was actually withheld and whether withholding was reduced by an applicable income tax treaty. Pursuant to certain income tax treaties and other agreements, that information may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

   United States federal backup withholding tax is imposed at the rate of 30.5% (30% for amounts paid after December 31, 2001) on certain payments to persons not otherwise exempt who fail to furnish certain identifying information. This tax will generally not apply to dividends paid to a Non-U.S. Holder that are subject to withholding at the 30% rate (or that are subject to withholding at a reduced or zero rate under an applicable income tax treaty). A Non-U.S. Holder will generally be subject to backup withholding tax, unless certain certification procedures (or in the case of payments made outside of the United States with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through a foreign intermediary and neither we nor our paying agent have actual knowledge or reason to know that the payee is a United States person or that the conditions of any other exemption are not in fact satisfied.

   The backup withholding and information reporting requirements will generally also apply to the gross proceeds paid to a Non-U.S. Holder upon the sale or other disposition of Class A common stock by or through a United States office of a United States or foreign broker, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to, among other things, such holder's name, address and status as a Non-U.S. Holder by timely filing a properly completed Internal Revenue Service Form W-8BEN (or any successor form), duly executed under penalties of perjury, with the broker, or unless the Non-U.S. Holder otherwise establishes an exemption, provided such broker does not have actual knowledge or reason to know, that the payee is a United States person or that the conditions of the exemption are, in fact, not satisfied.

   Information reporting requirements (but not backup withholding tax) will generally apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of:

  (i) a United States broker;

  (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business within the United States;

  (iii) a foreign broker that is a "controlled foreign corporation" for United States federal income tax purposes; or

  (iv) a foreign broker that is (a) a foreign partnership one or more of whose partners are U.S. persons that in the aggregate hold more than 50% of the income or capital interest in the partnership at any time during its tax year, or (b) a foreign partnership engaged at any time during its tax year in the conduct of a trade or business in the United States, unless the broker has certain documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met, or unless the Non-U.S. Holder otherwise establishes an exemption, provided that such broker has no actual knowledge or reason to know, that the payee is a United States person or that the conditions of the exemption are, in fact, not met.

   Neither backup withholding tax nor information reporting will generally apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of a foreign broker not subject to the preceding paragraph. You should consult your own tax advisor concerning the application, if any, of backup withholding tax and information reporting on an investment in the Class A common stock.

   Backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding tax rules will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability; provided, however, that the Non-U.S. Holder files an appropriate claim for a refund with the Internal Revenue Service.

                                  UNDERWRITING

   Salomon Smith Barney Inc., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and First Union Securities, Inc. are acting as the underwriters in connection with this offering. Subject to the terms and conditions stated in the underwriting agreement, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

                                                                          Number
                                                                            of
   Underwriter                                                            Shares
   -----------                                                            ------
   Salomon Smith Barney Inc. ............................................
   Morgan Stanley & Co. Incorporated.....................................
   Credit Suisse First Boston Corporation................................
   First Union Securities, Inc. .........................................
     Total...............................................................

   The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

   The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession
not to exceed $      per share. The underwriters may allow, and dealers may re-
allow, a concession not to exceed $      per share on sales to other dealers.
If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

   The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 900,000 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

   We, our officers and directors, and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our Class A common stock or any securities convertible into or exchangeable for our Class A common stock, subject to certain exceptions. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

   The Class A common stock is listed on the New York Stock Exchange under the symbol "TPC".

   The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of Class A common stock.

                                               Paid by selling stockholders
                                               ----------------------------
                                                No Exercise   Full Exercise
                                               ----------------------------
   Per Share..................................     $              $
   Total......................................     $              $

   In connection with the offering, Salomon Smith Barney on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. "Covered" short sales are sales of shares made in an amount up to the number of shares represented by the underwriters' over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make "naked" short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We and the selling stockholders estimate that the total expenses of this offering will be approximately $700,000, excluding underwriting discounts.

   The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, affiliates of Salomon Smith Barney, Morgan Stanley, Credit Suisse First Boston and First Union Securities, Inc. are acting as agents and lenders under our credit facility.

   A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

   We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

   First Union Securities, Inc., one of the underwriters, is an indirect, wholly-owned subsidiary of Wachovia Corporation. Wachovia Corporation conducts its investment banking, institutional and capital markets businesses through its various bank, broker-dealer and nonbank subsidiaries (including First Union Securities, Inc.) under the trade name of Wachovia Securities. Any references to Wachovia Securities in this prospectus supplement, however, do not include Wachovia Securities, Inc., member NASD/SIPC and a separate broker-dealer subsidiary of Wachovia Corporation and an affiliate of First Union Securities, Inc., which may or may not be participating as a selling dealer in the distribution of the securities offered by this prospectus.

   An affiliate of Credit Suisse First Boston owns less than 1% of our Class A common stock.

                                 LEGAL MATTERS

   Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon certain matters for Triton, including the validity of the shares of Class A common stock offered by the selling stockholders. Certain members of Dow, Lohnes & Albertson, PLLC own shares of Triton's Class A common stock. Cahill Gordon & Reindel, New York, New York will pass upon certain matters for the underwriters.

                                    EXPERTS

   The consolidated financial statements of Triton PCS Holdings, Inc. as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, included in this prospectus supplement, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           TRITON PCS HOLDINGS, INC.

                         INDEX TO FINANCIAL STATEMENTS

Triton PCS Holdings, Inc. Consolidated Interim Unaudited Financial
 Statements
  Condensed Consolidated Balance Sheets at December 31, 2000 and September
   30, 2001 (unaudited)................................................... F-2
  Consolidated Statements of Operations and Comprehensive Loss for the
   three and nine months ended September 30, 2000 and 2001 (unaudited).... F-3
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 2000 and 2001 (unaudited).......................... F-4
  Notes to the Financial Statements (unaudited)........................... F-5
Triton PCS Holdings, Inc. Consolidated Audited Financial Statements
  Report of PricewaterhouseCoopers LLP.................................... F-10
  Consolidated Balance Sheets as of December 31, 1999 and 2000............ F-11
  Consolidated Statements of Operations for the years ended December 31,
   1998, 1999 and 2000.................................................... F-12
  Consolidated Statements of Redeemable Preferred Equity and Shareholders'
   Equity (Deficit) for the years ended December 31, 1998, 1999 and 2000.. F-13
  Consolidated Statements of Cash Flows for the years ended December 31,
   1998, 1999 and 2000.................................................... F-14
  Notes to Consolidated Financial Statements.............................. F-15

                           TRITON PCS HOLDINGS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                     December 31, September 30,
                                                         2000         2001
                                                     ------------ -------------
                                                                   (unaudited)
ASSETS:
Current assets:
 Cash and cash equivalents.........................   $    1,617   $  417,969
 Due from related party............................           16          --
 Accounts receivable, net of $2,906 and $2,816,
  respectively.....................................       50,844       68,643
 Inventory, net....................................       20,632       19,368
 Prepaid expenses and other current assets.........        7,852       13,719
                                                      ----------   ----------
Total current assets...............................       80,961      519,699
Property and equipment:
 Land..............................................          313          313
 Network infrastructure and equipment..............      648,865      853,483
 Office furniture and equipment....................       54,970       70,020
 Capital lease assets..............................        8,071        8,746
 Construction in progress..........................       62,027       36,801
                                                      ----------   ----------
                                                         774,246      969,363
Less accumulated depreciation......................     (111,256)    (190,813)
                                                      ----------   ----------
Net property and equipment.........................      662,990      778,550
Intangible assets, net.............................      300,161      291,366
Investment in and advances to non-consolidated
 entities..........................................       16,965      105,825
Other long-term assets.............................        4,813        6,337
                                                      ----------   ----------
Total assets.......................................   $1,065,890   $1,701,777
                                                      ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
 Accounts payable..................................   $   97,937   $  115,879
 Accrued payroll and related expenses..............       14,265       15,051
 Accrued expenses..................................        6,324        8,334
 Deferred revenue..................................        6,128       11,195
 Accrued interest..................................        1,423        7,568
 Other liabilities.................................        9,189       12,422
                                                      ----------   ----------
Total current liabilities..........................      135,266      170,449
Bank credit facility...............................      332,750      575,000
Senior subordinated debt...........................      391,804      764,131
Capital lease obligations..........................        3,931        2,921
Deferred income taxes..............................       11,990       11,990
Deferred revenue...................................        1,192        2,674
Fair value of derivative instruments...............          --        20,994
Deferred gain on sale of property and equipment....       29,452       28,559
                                                      ----------   ----------
Total liabilities..................................      906,385    1,576,718
Series A Redeemable Preferred Stock, $0.01 par
 value, 1,000,000 shares authorized; 786,253 shares
 issued and outstanding as of December 31, 2000 and
 September 30, 2001, plus accreted dividends.......      104,068      112,139
Shareholders' equity:
Series B Preferred Stock, $0.01 par value,
 50,000,000 shares authorized; no shares issued or
 outstanding as of December 31, 2000 or September
 30, 2001..........................................          --           --
Series C Preferred Stock, $0.01 par value,
 3,000,000 shares authorized; no shares issued or
 outstanding as of December 31, 2000 or September
 30, 2001..........................................          --           --
Series D Preferred Stock, $0.01 par value,
 16,000,000 shares authorized; 543,683 shares
 issued and outstanding as of December 31, 2000 and
 September 30, 2001................................            5            5
Class A Common Stock, $0.01 par value, 520,000,000
 shares authorized; 54,096,303 shares issued and
 outstanding as of December 31, 2000 and 59,146,267
 shares issued and 59,045,022 shares outstanding as
 of September 30, 2001.............................          541          591
Class B Non-voting Common Stock, $.01 par value,
 60,000,000 shares authorized; 8,210,827 shares
 issued and outstanding as of December 31, 2000 and
 September 30, 2001................................           82           82
Additional paid-in capital.........................      459,999      626,364
Accumulated deficit................................     (362,997)    (493,421)
Accumulated other comprehensive income / (loss)....          --       (20,994)
Deferred compensation..............................      (42,193)     (98,437)
Common stock held in treasury, at cost.............          --        (1,270)
                                                      ----------   ----------
Total shareholders' equity.........................       55,437       12,920
                                                      ----------   ----------
Total liabilities and shareholders' equity.........   $1,065,890   $1,701,777
                                                      ==========   ==========

                See accompanying notes to financial statements.

                           TRITON PCS HOLDINGS, INC.

          CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
                (Dollars in thousands, except per share amounts)

                                   Three Months Ended        Nine Months Ended
                                      September 30,            September 30,
                                 ------------------------  -----------------------
                                    2000         2001         2000        2001
                                 -----------  -----------  ----------  -----------
                                 (unaudited)  (unaudited)  (unaudited) (unaudited)
Revenues:
 Service revenues..............  $   62,585   $  106,074   $  150,984  $  284,876
 Roaming revenues..............      27,528       35,896       71,641      93,995
 Equipment revenues............       9,229        7,194       24,801      19,498
                                 ----------   ----------   ----------  ----------
 Total revenue.................      99,342      149,164      247,426     398,369
Expenses:
 Cost of service (excluding
  noncash compensation of $165
  and $788 for the three months
  ended September 30, 2000 and
  2001, respectively, and $340
  and $1,746 for the nine
  months ended September 30,
  2000 and 2001,
  respectively)................      33,666       47,230       91,157     127,356
 Cost of equipment.............      17,213       18,409       46,281      52,025
 Selling and marketing
  (excluding noncash
  compensation of $566 and $415
  for the three months ended
  September 30, 2000 and 2001,
  respectively, and $979 and
  $1,288 for the nine months
  ended September 30, 2000 and
  2001, respectively)..........      24,254       26,988       68,949      77,829
 General and administrative
  (excluding noncash
  compensation of $1,648 and
  $3,855 for the three months
  ended September 30, 2000 and
  2001, respectively, and
  $3,978 and $8,758 for the
  nine months ended September
  30, 2000 and 2001,
  respectively)................      21,906       36,348       58,156      95,094
 Non-cash compensation.........       2,379        5,058        5,297      11,792
 Depreciation and
  amortization.................      24,061       32,885       68,970      93,213
                                 ----------   ----------   ----------  ----------
 Loss from operations..........     (24,137)     (17,754)     (91,384)    (58,940)
Interest and other expense, net
 of capitalized interest.......      15,203       31,149       38,863      87,368
Interest and other income......         667        4,701        4,799      15,884
                                 ----------   ----------   ----------  ----------
Net loss.......................     (38,673)     (44,202)    (125,448)   (130,424)
Accretion on preferred stock...       2,496        2,758        7,306       8,071
                                 ----------   ----------   ----------  ----------
Net loss applicable to common
 shareholders..................  $  (41,169)  $  (46,960)  $ (132,754) $ (138,495)
                                 ==========   ==========   ==========  ==========
Other comprehensive loss, net
 of tax:
 Cumulative effect of change in
  accounting principle.........         --           --           --        4,162
 Unrealized loss on derivative
  instruments..................         --        12,883          --       16,832
                                 ----------   ----------   ----------  ----------
Comprehensive loss.............  $  (41,169)  $  (59,843)  $ (132,754) $ (159,489)
                                 ==========   ==========   ==========  ==========
Net loss per common share
 (Basic and Diluted)...........  $    (0.66)  $    (0.72)  $    (2.14) $    (2.14)
                                 ==========   ==========   ==========  ==========
Weighted average common shares
 outstanding (Basic and
 Diluted)......................  62,105,092   65,533,308   61,979,187  64,753,747
                                 ==========   ==========   ==========  ==========

                See accompanying notes to financial statements.

                           TRITON PCS HOLDINGS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                                         Nine Months Ended
                                                           September 30,
                                                       -----------------------
                                                          2000        2001
                                                       ----------  -----------
                                                       (unaudited) (unaudited)
Cash flows from operating activities:
Net loss.............................................. $(125,448)   $(130,424)
Adjustments to reconcile net loss to net cash (used
 in) provided by operating activities:
  Depreciation and amortization.......................    68,970       93,213
  Bad debt expense....................................     4,941        8,977
  Accretion of interest...............................    30,681       35,627
  Non-cash compensation...............................     5,297       11,792
Change in operating assets and liabilities:
  Accounts receivable.................................   (18,617)     (26,776)
  Inventory...........................................    (7,408)       1,264
  Prepaid expenses and other current assets...........    (9,809)      (5,867)
  Other long-term assets..............................       (14)      (3,564)
  Accounts payable....................................    (8,195)       8,151
  Accrued payroll and related expenses................       169        1,021
  Deferred revenue....................................        77        6,549
  Accrued expenses....................................    14,838        2,010
  Accrued interest....................................       382        6,145
  Other liabilities...................................     4,028        2,120
                                                       ---------    ---------
    Net cash (used in) provided by operating
     activities.......................................   (40,108)      10,238
Cash flows from investing activities:
Capital expenditures..................................  (280,909)    (184,652)
Investment in and advances to non-consolidated
 entities.............................................       --       (88,860)
Other.................................................       --        (3,077)
                                                       ---------    ---------
    Net cash used in investing activities.............  (280,909)    (276,589)
Cash flows from financing activities:
Proceeds from issuance of subordinated debt, net......       --       337,995
Borrowings under credit facility......................   150,000      281,000
Payments under credit facility........................       --       (38,750)
Proceeds from equity offering, net....................       --       106,680
Contributions under employee stock purchase plan......       542          803
Payment of deferred financing costs...................    (1,853)      (1,163)
Payment of deferred transaction costs.................      (270)      (1,142)
Proceeds from related party, net......................     1,075           16
Purchase of treasury stock............................       --        (1,270)
Principal payments under capital lease obligations....    (1,593)      (1,466)
                                                       ---------    ---------
    Net cash provided by financing activities.........   147,901      682,703
                                                       ---------    ---------
Net (decrease) increase in cash.......................  (173,116)     416,352
Cash and cash equivalents, beginning of period........   186,251        1,617
                                                       ---------    ---------
Cash and cash equivalents, end of period.............. $  13,135    $ 417,969
                                                       =========    =========
Non-cash investing and financing activities:
   Capital expenditures included in accounts payable..    10,592       23,201
   Deferred stock compensation........................    33,976       68,036
   Change in fair value of derivative instruments.....       --        20,994

                See accompanying notes to financial statements.

                           TRITON PCS HOLDINGS, INC.

                         NOTES TO FINANCIAL STATEMENTS
                               September 30, 2001
                                  (unaudited)

(1) Basis of Presentation

   The accompanying consolidated financial statements are unaudited and have been prepared by management. In the opinion of management, these consolidated financial statements contain all of the adjustments, consisting of normal recurring adjustments, necessary to present fairly, in summarized form, the financial position and the results of operations of Triton PCS Holdings, Inc. ("Triton"). The results of operations for the three and nine months ended September 30, 2001 are not indicative of the results that may be expected for the year ending December 31, 2001. The financial information presented herein should be read in conjunction with the consolidated financial statements for the year ended December 31, 2000, which include information and disclosures not included herein.

   The consolidated accounts include Triton and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany accounts or balances have been eliminated in consolidation.

   Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

(2) New Accounting Pronouncements

   On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations". SFAS No. 141 supercedes Accounting Principles Board Opinion No. 16, "Business Combinations". The most significant changes made by SFAS No. 141 are: (i) requiring that the purchase method of accounting be used for all business combinations initiated after June 30, 2001; and (ii) establishing specific criteria for the recognition of intangible assets separately from goodwill. These provisions are effective for business combinations for which the date of acquisition is subsequent to June 30, 2001.

   On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 supercedes Accounting Principles Board Opinion No. 17, "Intangible Assets". SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their acquisition. The provisions of SFAS No. 142 will be effective for fiscal years beginning after December 15, 2001, except for certain provisions related to goodwill and intangible assets which are acquired after June 30, 2001. Management is currently evaluating the impact this statement will have on the Company's financial position or results of operations.

   On October 22, 2001, the Financial Accounting Standards Board issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". SFAS No. 143 primarily establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. The provisions of SFAS No. 143 will be effective for fiscal years beginning after June 15, 2002. Management is currently evaluating the impact this statement will have on the Company's financial position or results of operations.

   On October 18, 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supercedes

                           TRITON PCS HOLDINGS, INC.

                               September 30, 2001
                                  (unaudited)
SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 primarily addresses significant issues relating to the implementation of SFAS No. 121 and develops a single accounting model for long-lived assets to be disposed of, whether previously held and used or newly acquired. The provisions of SFAS No. 144 will be effective for fiscal years beginning after December 15, 2001. Management is currently evaluating the impact this statement will have on the Company's financial position or results of operations.

(3) Accounting for Derivative Instruments

   The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138, on January 1, 2001. SFAS No. 133, as amended, requires the transition adjustment resulting from adopting these statements to be reported in net income or other comprehensive income, as appropriate, as the cumulative effect of a change in accounting principle. In accordance with the transition provisions of SFAS No. 133, as amended, the Company recorded a cumulative transition adjustment of approximately $4.2 million to Other Comprehensive Income to recognize the fair value of its derivative instruments as of the date of adoption.

   The Company utilizes interest rate swap derivatives to manage changes in market conditions related to interest rate payments on its variable rate debt obligations. As of September 30, 2001, the Company had interest rate swap agreements with a total notional amount of $480.0 million fixing the rate on a like amount of variable rate borrowings.

   The Company recognizes all derivatives on the balance sheet at fair value. Changes in the fair value for the effective portion of the gain or loss on a derivative that is designated as, and meets all the required criteria for, a cash flow hedge are recorded in Accumulated Other Comprehensive Income and reclassified into earnings as the underlying hedged item affects earnings. Amounts reclassified into earnings related to interest rate swap agreements are included in interest expense. The ineffective portion of the gain or loss on a derivative is recognized in earnings within other income or expense. During the first nine months of 2001, unrealized net losses of approximately $21.0 million related to interest rate swaps were recorded in Other Comprehensive Income, including the approximately $4.2 million cumulative transition adjustment. As of September 30, 2001, approximately $21.0 million of net unrealized losses related to interest rate swaps was included in Accumulated Other Comprehensive Income, approximately $7.0 million of which is expected to be reclassified into earnings during the next twelve months. No hedge ineffectiveness for existing derivative instruments for the nine months ended September 30, 2001 was recorded based on calculations in accordance with SFAS No. 133, as amended.

(4) Employee Stock Purchase Plan

   Triton maintains an Employee Stock Purchase Plan (the "Plan") pursuant to which employees may purchase shares of Triton's Class A common stock. Under the terms of the Plan, the Stock Plan Committee establishes offering periods during each calendar year in which employees can participate. The purchase price is determined at the discretion of the Stock Plan Committee, but shall not be less

                           TRITON PCS HOLDINGS, INC.

                               September 30, 2001
                                  (unaudited)
than the lesser of: (i) eighty-five percent (85%) of the fair market value of the Class A common stock on the first business day of each offering period; or
(ii) eighty-five percent (85%) of the fair market value of the Class A common stock on the last business day of the offering period. Triton issued 10,121 shares of Class A common stock, at a per share price of $22.05, in January 2001; 11,849 shares of Class A common stock, at a per share price of $28.32, in April 2001; 9,508 shares of Class A common stock, at a per share price of $25.66, in July 2001; and 6,689 shares of Class A common stock, at a per share price of $32.30, in October 2001 pursuant to the Plan.

(5) Stock Compensation

   In January 2001, several employees resigned their employment with the Company. These employees forfeited approximately $2.9 million of deferred compensation and in doing so returned 96,970 shares of restricted Class A common stock to the common stock trust established for grants of common stock to management employees and independent directors (the "Trust") and forfeited another 36,246 shares of restricted Class A common stock, which were issued under Triton's 1999 Stock Incentive Plan (the "Incentive Plan").

   On March 21, 2001, employees returned 220,321 shares of restricted Class A common stock to the Trust and concurrently were granted 220,321 shares of restricted Class A common stock under the Incentive Plan. These shares are subject to the same vesting schedule as the returned shares, and the compensation expense will continue to be amortized over the vesting period as non-cash compensation.

   On May 1, 2001, an employee returned 75,000 shares of restricted Class A common stock to the Trust and concurrently was granted 75,000 shares of restricted Class A common stock under the Incentive Plan. These shares are subject to the same vesting schedule as the returned shares, and the compensation expense will continue to be amortized over the vesting period as non-cash compensation.

   On May 1, 2001, Triton granted 1,881,473 shares of restricted Class A common stock to management employees. Of the total grant, 646,223 shares of restricted Class A common stock were issued from the Trust, and the remaining shares were issued under the Incentive Plan. All of these shares are subject to vesting provisions. Deferred compensation of approximately $74.1 million was recorded based on the estimated fair value at the date of issuance.

   On July 26, 2001, Triton granted 22,161 shares of restricted Class A common stock to employees. All of these shares of restricted Class A common stock were issued under the Incentive Plan. All of these shares are subject to vesting provisions. Deferred compensation of approximately $0.8 million was recorded based on the estimated fair value at the date of issuance.

   In the third quarter of 2001, several employees resigned their employment with the Company. These employees forfeited approximately $3.7 million of deferred compensation and in doing so returned 50,839 shares of restricted Class A common stock to the Trust and forfeited another 63,392 shares of restricted Class A common stock, which were issued under the Incentive Plan.

                           TRITON PCS HOLDINGS, INC.

                               September 30, 2001
                                  (unaudited)
(6) Credit Facility

   Triton PCS, Inc., a wholly-owned subsidiary of Triton ("Triton"), is a party to a $750.0 million bank credit facility. This credit facility provides for (i) a $175.0 million Tranche A term loan, which matures in August 2006, (ii) a $150.0 million Tranche B term loan, which matures in May 2007, (iii) a $175.0 million Tranche C term loan, which matures in August 2006, (iv) a $150.0 million Tranche D term loan, which matures in August 2006 and (v) a $100.0 million revolving credit facility, which matures in August 2006. As of September 30, 2001, the Company had $175.0 million of the Tranche A term loan outstanding, $150.0 million of the Tranche B term loan outstanding, $175.0 million of the Tranche C term loan outstanding and $75.0 million of the Tranche D term loan outstanding.

(7) Senior Subordinated Notes

   On January 19, 2001, Triton PCS completed the private sale of $350.0 million principal amount of its 9 3/8% senior subordinated notes due 2011 (the "9 3/8% notes"). The 9 3/8% notes are guaranteed by all of the domestic subsidiaries of Triton PCS and rank ratably with the 11% senior subordinated discount notes due 2008 issued by Triton PCS. The net proceeds from the sale of the 9 3/8% notes were approximately $337.5 million. On June 15, 2001, Triton PCS closed its registered exchange offer of $350.0 million principal amount of the 9 3/8% notes for $350.0 million principal amount of newly issued 9 3/8% notes, which have been registered under the Securities Act of 1933.

(8) Equity Contributions

   On February 28, 2001, Triton issued and sold 3,500,000 shares of Class A common stock in an offering at $32 per share and raised approximately $106.1 million, net of $5.9 million of costs.

(9) Investment in Lafayette Communications

   The Company holds a 39% interest in Lafayette Communications Company L.L.C. ("Lafayette"), an entrepreneur under FCC Guidelines that participated in the FCC 1900 MHz C and F Block Broadband PCS Auction No. 35, which ended on January 26, 2001. Lafayette was the winning bidder for thirteen 10 MHz C Block licenses and one 10 MHz F Block license covering a total population of approximately 6.8 million people in the Company's current geographic area in Georgia, North Carolina and Virginia, and its net high bids totaled approximately $170.0 million. Five of these licenses were among those held by NextWave Personal Communications, Inc. and are currently subject to pending litigation. On July 27, 2001, the FCC awarded the 10 MHz F Block license for Athens, Georgia, to Lafayette. The application for the thirteen 10 MHz C Block licenses remains pending.

   On July 16, 2001, Lafayette acquired three 15 MHz licenses and four 30 MHz licenses covering areas of Virginia and Georgia from ABC Wireless, L.L.C. for $2.9 million.

   On July 20, 2001, Lafayette entered into a definitive agreement to acquire a 10 MHz F Block license in Kingsport, Tennessee from NTELOS Inc. and R&B Communications, Inc. for $11.6 million.

                           TRITON PCS HOLDINGS, INC.

                               September 30, 2001
                                  (unaudited)

   On July 25, 2001, Lafayette acquired licenses for 10 MHz of spectrum from subsidiaries of Carolina PCS I Limited Partnership ("Carolina PCS") for total consideration of $99.9 million, paid as follows: $63.5 million in cash; $8.6 million under a promissory note from Lafayette to Carolina PCS; and $27.8 million of assumed debt payable to the FCC related to the acquired licenses. The licenses for this spectrum encompass nine basic trading areas covering all of South Carolina and serving approximately 3.5 million people.

   As of September 30, 2001, the Company has funded approximately $106.8 million of senior loans to Lafayette to finance the acquisition of licenses and expects to fund additional loans for future acquisitions. In connection with the loans, Lafayette has and will guarantee Triton PCS's obligations under its credit facility, and such senior loans are and will be pledged to the lenders under Triton PCS's credit facility. The carrying value of these loans has been adjusted for any losses in excess of Triton's initial investment.

(10) Interest Rate Swaps

   During April 2001, Triton PCS entered into seven interest rate swap contracts. The Company uses interest rate swap contracts to adjust the proportion of total debt that is subject to variable interest rates. Under these interest rate swap contracts, the Company agrees to pay an amount equal to a specified fixed-rate of interest times a notional principal amount and to receive in turn an amount equal to a specified variable-rate of interest times the same notional amount. The notional amounts of the contracts are not exchanged. The Company does not hold or issue financial instruments for trading or speculative purposes. Swap counterparties are major commercial banks. These swaps are designated as and meet all of the criteria for a cash flow hedge and will be accounted for in accordance with SFAS No. 133, as amended by SFAS No. 137 and SFAS No. 138.

   Information as of September 30, 2001 for interest rate swaps entered into during 2001 is as follows:

       Term               Notional   Fixed Rate Variable Rate
       ----              ----------- ---------- -------------
       4/6/01--4/6/06    $50,000,000     4.48%     4.2668%
       4/6/01--4/6/06    $75,000,000     4.48%     4.2668%
       4/6/01--4/6/06    $25,000,000     4.48%     4.2668%
       4/6/01--4/6/06    $10,000,000    4.475%     4.2668%
       4/6/01--4/6/06    $25,000,000   4.4775%     4.2668%
       4/24/01--4/24/06  $30,000,000     4.02%     4.2668%
       4/24/01--4/24/06  $15,000,000     4.02%     4.2668%

   The swaps commencing on April 6, 2001 can be terminated at the banks' option on April 7, 2003. The swaps commencing on April 24, 2001 can be terminated at the banks' option on April 24, 2002 and quarterly thereafter.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and
Shareholders of Triton PCS Holdings, Inc.:

   In our opinion, the consolidated financial statements listed in the index appearing on page F-1 of this Prospectus Supplement present fairly, in all material respects, the financial position of Triton PCS Holdings, Inc. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
February 20, 2001, except for Note 16,
as to which the date is February 28, 2001

                           TRITON PCS HOLDINGS, INC.

                          CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)

                                                       December 31, December 31,
                                                           1999         2000
                                                       ------------ ------------
ASSETS:
Current assets:
  Cash and cash equivalents..........................   $ 186,251    $    1,617
  Due from related party.............................       1,099            16
  Accounts receivable net of $1,765 and $2,906.......      29,064        50,844
  Inventory, net.....................................      15,270        20,632
  Prepaid expenses...................................       7,436         6,764
  Deferred income tax................................          55            55
  Other current assets...............................         183         1,033
                                                        ---------    ----------
Total current assets.................................     239,358        80,961
Property and equipment:
  Land...............................................         313           313
  Network infrastructure and equipment...............     304,656       648,865
  Office furniture and equipment.....................      38,382        54,970
  Capital lease assets...............................       5,985         8,071
  Construction in progress...........................     105,593        62,027
                                                        ---------    ----------
                                                          454,929       774,246
Less accumulated depreciation........................     (33,065)     (111,256)
                                                        ---------    ----------
Net property and equipment...........................     421,864       662,990
Intangible assets, net...............................     315,538       300,161
Other long term assets...............................       3,037        21,778
                                                        ---------    ----------
Total assets.........................................   $ 979,797    $1,065,890
                                                        =========    ==========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Accounts payable...................................   $  72,580    $   86,242
  Bank overdraft liability...........................       9,549        13,670
  Accrued payroll & related expenses.................       9,051        12,290
  Accrued expenses...................................       4,890         6,324
  Current portion of long-term debt..................       1,277         1,845
  Deferred revenue...................................       3,593         6,128
  Deferred gain on sale of property and equipment....       1,190         1,190
  Other current liabilities..........................       2,559         7,577
                                                        ---------    ----------
Total current liabilities............................     104,689       135,266
Long-term debt.......................................     504,636       728,485
Deferred income taxes................................      11,718        11,990
Deferred revenue.....................................         --          1,192
Deferred gain on sale of property and equipment......      30,641        29,452
                                                        ---------    ----------
Total liabilities....................................     651,684       906,385
Series A Redeemable Convertible Preferred Stock, $.01
 par value 1,000,000 shares authorized, 786,253
 shares issued and outstanding.......................      94,203       104,068
Shareholders' equity:
Series B Preferred Stock, $.01 par value, 50,000,000
 shares authorized, no shares issued or outstanding..         --            --
Series C Preferred Stock, $.01 par value, 3,000,000
 shares authorized, no shares issued or outstanding..         --            --
Series D Preferred Stock, $.01 par value, 16,000,000
 shares authorized, 543,683 shares issued and
 outstanding.........................................           5             5
Class A Common Stock, $.01 par value, 520,000,000
 shares authorized, 53,700,442 and 54,096,303 issued
 and outstanding.....................................         537           541
Class B Non-Voting Common Stock, $.01 par value,
 60,000,000 shares authorized, 8,210,827 shares
 issued and outstanding..............................          82            82
Additional paid-in capital...........................     436,229       459,999
Accumulated deficit..................................    (186,091)     (362,997)
Deferred compensation................................     (16,852)      (42,193)
                                                        ---------    ----------
Total shareholders' equity...........................     233,910        55,437
                                                        ---------    ----------
Total liabilities & shareholders' equity.............   $ 979,797    $1,065,890
                                                        =========    ==========

          See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (Dollars in thousands, except per share amounts)

                                           For the Years Ended December 31,
                                          ------------------------------------
                                             1998        1999         2000
                                          ----------  -----------  -----------
Revenues:
  Service................................ $   11,172  $    63,545  $   224,312
  Roaming................................      4,651       44,281       98,492
  Equipment..............................        755       25,405       34,477
                                          ----------  -----------  -----------
    Total revenue........................     16,578      133,231      357,281
Expenses:
  Cost of service (excluding noncash
   compensation of $0, $142 and $1,026
   for the years ended December 31, 1998,
   1999 and 2000, respectively)..........      8,767       63,200      125,288
  Cost of equipment......................      1,699       44,321       69,398
  Selling and marketing (excluding
   noncash compensation of $0, $213 and
   $1,274 for the years ended December
   31, 1998, 1999 and 2000,
   respectively).........................      3,260       59,580      100,403
  General and administrative (excluding
   noncash compensation of $1,120, $2,954
   and $5,967 for the years ended
   December 31, 1998, 1999 and 2000,
   respectively).........................     15,589       42,354       84,682
  Non-cash compensation..................      1,120        3,309        8,267
  Depreciation and amortization..........      6,663       45,546       94,131
                                          ----------  -----------  -----------
    Loss from operations.................    (20,520)    (125,079)    (124,888)
Interest and other expense...............     30,391       41,061       56,229
Interest and other income................     10,635        4,852        4,957
Gain on sale of property, equipment and
 marketable securities, net..............        --        11,928          --
                                          ----------  -----------  -----------
Loss before taxes........................    (40,276)    (149,360)    (176,160)
Income tax (benefit) provision...........     (7,536)         --           746
                                          ----------  -----------  -----------
Net loss.................................    (32,740)    (149,360)    (176,906)
Accretion of preferred stock.............      6,853        8,725        9,865
                                          ----------  -----------  -----------
Net loss available to common
 shareholders............................ $  (39,593) $  (158,085) $  (186,771)
                                          ==========  ===========  ===========
Net loss per common share (Basic and
 Diluted)................................ $    (8.18) $     (9.79) $     (3.01)
                                          ==========  ===========  ===========
Weighted average common shares
 outstanding (Basic and Diluted).........  4,841,520   16,142,482   62,058,844
                                          ==========  ===========  ===========

          See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

   CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED EQUITY AND SHAREHOLDERS'
                               EQUITY (DEFICIT)
                            (Dollars in thousands)

                                     Series A                      Class  Class
                                    Redeemable Series C  Series D    A      B    Additional
                                    Preferred  Preferred Preferred Common Common  Paid-In   Subscription
                                      Stock      Stock     Stock   Stock  Stock   Capital    Receivable
                                    ---------- --------- --------- ------ ------ ---------- ------------
Balance at
December 31,
1997............                     $    --     $--       $--      $ 32   $--    $    --     $   --
                                     --------    ----      ----     ----   ----   --------    -------
Issuance of
stock in
connection with
private equity
investment and
AT&T
transaction.....                       73,237      14         4       13    --     169,293    (95,000)
Issuance of
stock in
connection with
Myrtle Beach
transaction.....                          --        3       --         9    --      35,079        --
Issuance of
stock in
connection with
Norfolk
transaction.....                          --        2         1        8    --      28,895        --
Deferred
compensation....                          --      --        --       --     --       5,490        --
Non-cash
compensation....                          --      --        --       --     --         --         --
Redemption of
Series C
Preferred
Stock...........                          --      --        --       --     --      (3,560)       --
Re-issuance of
Series C
Preferred
Stock...........                          --      --        --       --     --       3,560        --
Accreted
dividends.......                        6,853     --        --       --     --      (6,853)       --
Net loss........                          --      --        --       --     --         --         --
                                     --------    ----      ----     ----   ----   --------    -------
Balance at
December 31,
1998............                       80,090      19         5       62    --     231,904    (95,000)
                                     ========    ====      ====     ====   ====   ========    =======
Savannah/Athens
Exchange........                        5,388     --        --       --     --       5,043        --
Issuance of
stock in
connection with
Norfolk
transaction.....                          --      --        --       --     --       2,169        --
Private equity
investment......                          --      --        --       --     --         --      95,000
Deferred
compensation....                          --      --        --       --     --      15,791        --
Non-cash
compensation....                          --      --        --       --     --         --         --
Issuance of
stock in
connection with
initial public
offering........                          --      --        --       115    --     190,130        --
Proceeds from
issuance of
Series C
Preferred
Stock...........                          --        3       --       --     --         337        --
Conversion of
Series C
Preferred Stock
to Class A and B
Common Stock....                          --      (22)      --       360     82       (420)       --
Accreted
dividends.......                        8,725     --        --       --     --      (8,725)       --
Net loss........                          --      --        --       --     --         --         --
                                     --------    ----      ----     ----   ----   --------    -------
Balance at
December 31,
1999............                     $ 94,203    $--       $  5     $537   $ 82   $436,229    $   --
                                     ========    ====      ====     ====   ====   ========    =======
Deferred
compensation....                          --      --        --         4    --      33,369        --
Non-cash
compensation....                          --      --        --       --     --         --         --
Costs in
connection with
initial public
offering........                          --      --        --       --     --        (462)       --
Issuance of
stock in
connection with
the Employee
Stock Purchase
Plan............                          --      --        --       --     --         728        --
Accreted
dividends.......                        9,865     --        --       --     --      (9,865)       --
Net loss........                          --      --        --       --     --         --         --
                                     --------    ----      ----     ----   ----   --------    -------
Balance at
December 31,
2000............                     $104,068    $--       $  5     $541   $ 82   $459,999    $   --
                                     ========    ====      ====     ====   ====   ========    =======
                                      Deferred   Accumulated
                                    Compensation   Deficit    Total
                                    ------------ ----------- ---------
Balance at
December 31,
1997............                      $    --     $  (3,991) $ (3,959)
                                    ------------ ----------- ---------
Issuance of
stock in
connection with
private equity
investment and
AT&T
transaction.....                           --           --     74,324
Issuance of
stock in
connection with
Myrtle Beach
transaction.....                           --           --     35,091
Issuance of
stock in
connection with
Norfolk
transaction.....                           --           --     28,906
Deferred
compensation....                        (5,490)         --        --
Non-cash
compensation....                         1,120          --      1,120
Redemption of
Series C
Preferred
Stock...........                           --           --     (3,560)
Re-issuance of
Series C
Preferred
Stock...........                           --           --      3,560
Accreted
dividends.......                           --           --     (6,853)
Net loss........                           --       (32,740)  (32,740)
                                    ------------ ----------- ---------
Balance at
December 31,
1998............                        (4,370)     (36,731)   95,889
                                    ============ =========== =========
Savannah/Athens
Exchange........                           --           --      5,043
Issuance of
stock in
connection with
Norfolk
transaction.....                           --           --      2,169
Private equity
investment......                           --           --     95,000
Deferred
compensation....                       (15,791)         --        --
Non-cash
compensation....                         3,309          --      3,309
Issuance of
stock in
connection with
initial public
offering........                           --           --    190,245
Proceeds from
issuance of
Series C
Preferred
Stock...........                           --           --        340
Conversion of
Series C
Preferred Stock
to Class A and B
Common Stock....                           --           --        --
Accreted
dividends.......                           --           --     (8,725)
Net loss........                           --      (149,360) (149,360)
                                    ------------ ----------- ---------
Balance at
December 31,
1999............                      $(16,852)   $(186,091) $233,910
                                    ============ =========== =========
Deferred
compensation....                       (33,373)         --        --
Non-cash
compensation....                         8,032          --      8,032
Costs in
connection with
initial public
offering........                           --           --       (462)
Issuance of
stock in
connection with
the Employee
Stock Purchase
Plan............                           --           --        728
Accreted
dividends.......                           --           --     (9,865)
Net loss........                           --      (176,906) (176,906)
                                    ------------ ----------- ---------
Balance at
December 31,
2000............                      $(42,193)   $(362,997) $ 55,437
                                    ============ =========== =========

         See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)

                                               For the Years Ended December
                                                           31,
                                               ------------------------------
                                                 1998      1999       2000
                                               --------  ---------  ---------
Cash flows from operating activities:
Net loss...................................... $(32,740) $(149,360) $(176,906)
Adjustments to reconcile net loss to net cash
 used in operating activities:
Depreciation and amortization.................    6,663     45,546     94,131
Deferred income taxes.........................   (7,536)       --         272
Accretion of interest.........................   22,648     38,213     42,688
Bad debt expense..............................      636      2,758      7,763
Gain on sale of property, equipment and
 marketable securities, net...................      --     (11,928)       --
Non-cash compensation.........................    1,120      3,309      8,267
Change in operating assets and liabilities,
 net of effects of acquisitions:
  Accounts receivable.........................     (599)   (28,587)   (29,543)
  Inventory...................................   (1,046)   (13,837)    (5,362)
  Prepaid expenses and other current assets...     (468)    (1,035)      (178)
  Other assets................................      --      (3,408)   (18,741)
  Accounts payable............................    2,647     45,691     26,397
  Bank overdraft liability....................      --       9,549      4,121
  Accrued payroll and liabilities.............    6,205      6,272      4,438
  Deferred revenue............................      --       3,281      3,727
  Other liabilities...........................   (1,660)     2,014      3,829
                                               --------  ---------  ---------
Net cash used in operating activities.........   (4,130)   (51,522)   (35,097)
                                               --------  ---------  ---------
Cash flows from investing activities:
Capital expenditures..........................  (87,715)  (285,866)  (329,479)
Myrtle Beach acquisition, net of cash
 acquired..................................... (164,488)       --         --
Norfolk acquisition...........................  (96,557)       --         --
Proceeds from sale of property and equipment,
 net..........................................      --      69,712        --
Proceeds from maturity of marketable
 securities...................................      --      47,855        --
Purchase of marketable securities.............  (23,612)   (23,239)       --
                                               --------  ---------  ---------
Net cash used in investing activities......... (372,372)  (191,538)  (329,479)
                                               --------  ---------  ---------
Cash flows from financing activities:
Proceeds from initial public offering, net....      --     190,245        --
Proceeds from issuance of subordinated debt,
 net of discount..............................  291,000        --         --
Proceeds from issuance of stock in connection
 with private equity investment...............   33,256     95,000        --
Proceeds from issuance of stock in connection
 with Myrtle Beach transaction................   35,091        --         --
Proceeds from issuance of stock in connection
 with Norfolk transaction.....................   14,349      2,169        --
Proceeds from issuance of Series C Preferred
 Stock........................................      --         340        --
Redemption of Series C Preferred Stock........   (3,560)       --         --
Re-issuance of Series C Preferred Stock.......    3,560        --         --
Borrowings under credit facility..............  150,000     10,000    182,750
Payments under credit facility................      --     (10,000)       --
Contributions under employee stock purchase
 plan.........................................      --         --         728
Payments of deferred transaction costs........  (11,329)    (3,592)      (499)
Payment of deferred financing costs...........      --         --      (2,050)
(Advances to) repayments from related-party,
 net..........................................     (848)      (148)     1,083
Principal payments under capital lease
 obligations..................................     (207)      (875)    (2,070)
                                               --------  ---------  ---------
Net cash provided by financing activities.....  511,312    283,139    179,942
                                               --------  ---------  ---------
Net increase (decrease) in cash and cash
 equivalents..................................  134,810     40,079   (184,634)
Cash and cash equivalents, beginning of
 period.......................................   11,362    146,172    186,251
                                               --------  ---------  ---------
Cash and cash equivalents, end of period...... $146,172  $ 186,251  $   1,617
                                               ========  =========  =========

          See accompanying notes to consolidated financial statements.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


(1) Summary of Significant Accounting Policies

   The consolidated financial statements include the accounts of Triton PCS Holdings, Inc. (the "Company") and its wholly-owned subsidiaries. All significant intercompany accounts or balances have been eliminated in consolidation. The more significant accounting policies follow:

   (a) Nature of Operations

   In February 1998, we entered into a joint venture with AT&T Wireless Services, Inc. ("AT&T Wireless") whereby AT&T Wireless contributed to us personal communications services licenses for 20 MHz of authorized frequencies covering approximately 13 million potential subscribers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. As part of this agreement, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T Corp. in our licensed markets (see
Note 2).

   We began generating revenues from the sale of personal communications services in the first quarter of 1999 as part of Phase I of our personal communications services network build-out. Our personal communications services network build-out is scheduled for three phases. We completed the first phase of our build-out in the first half of 1999 with the launch of 15 markets and completed the second phase during the first quarter of 2000 with the launch of 21 additional markets. We have begun the third phase of our network build-out, which focuses on covering major highways linking the cities in our licensed area, as well as neighboring cities where AT&T Wireless and other carriers use compatible wireless technology. This phase, which is expected to be completed by the end of 2001, has included the launch of one additional market in our licensed area.

   (b) Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   (c) Cash and Cash Equivalents

   Cash and cash equivalents includes cash on hand, demand deposits and short term investments with initial maturities of three months or less. The Company maintains cash balances at financial institutions, which at times exceed the $100,000 FDIC limit. Bank overdraft balances are classified as a current liability.

   (d) Inventory

   Inventory, consisting primarily of wireless handsets and accessories held for resale, is valued at lower of cost or market. Cost is determined by the first-in, first-out method.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


   (e) Property and Equipment

   Property and equipment is carried at original cost. Depreciation is calculated based on the straight-line method over the estimated useful lives of the assets which are ten to twelve years for network infrastructure and equipment and three to five years for office furniture and equipment. In addition, the Company capitalizes interest on expenditures related to the build-out of the network. Expenditures for repairs and maintenance are charged to expense as incurred. When property is retired or otherwise disposed, the cost of the property and the related accumulated depreciation are removed from the accounts, and any resulting gains or losses are reflected in the statement of operations.

   Capital leases are included under property and equipment with the corresponding amortization included in depreciation. The related financial obligations under the capital leases are included in current and long-term obligations. Capital leases are amortized over the useful lives of the respective assets.

   (f) Construction in Progress

   Construction in progress includes expenditures for the design, construction and testing of the Company's PCS network and also includes costs associated with developing information systems. The Company capitalizes interest on certain of its construction in progress activities. When the assets are placed in service, the Company transfers the assets to the appropriate property and equipment category and depreciates these assets over their respective estimated useful lives.

   (g) Investment in PCS Licenses

   Investments in PCS Licenses are recorded at their estimated fair value at the time of acquisition. Licenses are amortized on a straight-line basis over 40 years, as there is an observable market for PCS licenses and an indefinite life.

   (h) Deferred Costs

   Costs incurred in connection with the negotiation and documentation of debt instruments are deferred and amortized over the terms of the debt instruments using the effective interest rate method.

   Costs incurred in connection with issuance and sale of equity securities are deferred and netted against the proceeds of the stock issuance upon completion of the transaction. Costs incurred in connection with acquisitions are deferred and included in the aggregate purchase price allocated to the net assets acquired upon completion of the transaction.

   (i) Long-Lived Assets

   The Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long lived asset is considered impaired when the anticipated undiscounted cash flows from such assets are separately identifiable and are less

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


than the carrying value. In that event a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined by using the anticipated cash flows discounted at a rate commensurate with the risk involved. Measurement of the impairment, if any, will be based upon the difference between carrying value and the fair value of the asset.

   (j) Revenue Recognition

   Revenues from operations consist of charges to customers for activation, monthly access, airtime, roaming charges, long-distance charges, and equipment sales. Revenues are recognized as services are rendered. Unbilled revenues result from service provided from the billing cycle date to the end of the month and from other carrier's customers using the Company's systems. Activation revenue is deferred and recognized over the estimated subscriber's life. Equipment sales are recognized upon delivery to the customer and reflect charges to customers for wireless handset equipment purchases.

   (k) Income Taxes

   Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

   (l) Financial Instruments

   The Company utilizes derivative financial instruments to reduce interest rate risk. The Company does not hold or issue financial instruments for trading or speculative purposes. Management believes losses related to credit risk are remote. The instruments are accounted for on an accrual basis. The net cash amounts paid or received are accrued and recognized as an adjustment to interest expense.

   (m) Advertising Costs

   The Company expenses advertising costs when the advertisement occurs. Total advertising expense amounted to $643,000 in 1998, $25.8 million in 1999 and $43.1 million in 2000.

   (n) Concentrations of Credit Risk

   Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and equivalents and accounts receivable. The Company's credit risk is managed through diversification and by investing its cash and cash equivalents in high-quality investment holdings.

   Concentrations of credit risk with respect to accounts receivable are limited due to a large customer base. Initial credit evaluations of customers' financial condition are performed and security deposits are obtained for customers with a higher credit risk profile. The Company maintains reserves for potential credit losses.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000



   (o) Net Loss per Common Share (Basic and Diluted)

   Basic loss per share excludes any dilutive effects of convertible securities. Basic loss per share is computed using the weighted-average number of common shares outstanding during the period. Diluted loss per share is computed using the weighted-average number of common and common stock equivalent shares outstanding during the period. Common equivalent shares of Series A convertible preferred stock and Series D convertible preferred stock are excluded from the computation as their effect is antidilutive.

   (p) Reclassifications

   Certain reclassifications have been made to prior period financial statements to conform to the current period presentation.

   (q) New Accounting Pronouncements

   Beginning in the first quarter of 2001, the Company is required to adopt Statement of Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. See Note 11.

   The Company adopted Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition", in the fourth quarter of 2000. As a result of its adoption, the Company defers activation revenue and associated incremental direct costs over the estimated life of the subscriber. The adoption of SAB 101 had no impact on prior reported results.

(2) AT&T Transaction

   On October 8, 1997, the Company entered into a Securities Purchase Agreement with AT&T Wireless PCS LLC (as successor to AT&T Wireless PCS, Inc.) ("AT&T Wireless PCS") and the shareholders of the Company, whereby Triton was to become the exclusive provider of wireless mobility services in the AT&T Southeast regions.

   On February 4, 1998, the Company executed the Closing Agreement with AT&T Wireless PCS and the other shareholders of the Company finalizing the transactions contemplated in the Security Purchase Agreement. Under the Closing Agreement, the Company issued 732,371 shares of Series A convertible preferred stock and 366,131 shares of Series D convertible preferred stock to AT&T Wireless PCS in exchange for 20 MHz A and B block PCS licenses covering certain areas in the southeastern United States and the execution of certain related agreements, as further described below. The fair value of the FCC licenses was $92.8 million with an estimated useful life of 40 years. This amount is substantially in excess of the tax basis of such licenses, and accordingly, the Company recorded a deferred tax liability, upon the closing of the transaction.

   In accordance with the Closing Agreement, the Company and AT&T Wireless PCS and the other shareholders of the Company consented to executing the following agreements:

   (a) Stockholders' Agreement

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000



   The Stockholders' Agreement expires on February 4, 2009. The agreement was amended and restated on October 27, 1999 in connection with our initial public offering and includes the following sub-agreements:

   Resale Agreement--The Company is required to enter into a Resale Agreement at the request of AT&T Wireless PCS, which provides AT&T Wireless PCS with the right to purchase and resell on a nonexclusive basis access to and usage of the Company's services in the Company's Licensed Area. The Company will retain the continuing right to market and sell its services to customers and potential customers in competition with AT&T Wireless PCS.

   Exclusivity--None of the Shareholders will provide or resell, or act as the agent for any person offering, within the Territory wireless mobility telecommunications services initiated or terminated using Time Division Multiple Access and frequencies licensed by the FCC ("Company Communications Services"), except AT&T Wireless PCS and its affiliates may (i) resell or act as agent for the Company in connection with the provision of Company Communications Services, (ii) provide or resell wireless telecommunications services to or from certain specific locations, and (iii) resell Company Communications Services for another person in any area where the Company has not placed a system into commercial service, provided that AT&T Wireless PCS has provided the Company with prior written notice of AT&T Wireless PCS's intention to do so and only dual band/dual mode phones are used in connection with such resale activities.

   Additionally, with respect to the markets listed in the Roaming Agreement, the Company and AT&T Wireless PCS agreed to cause their respective affiliates in their home carrier capacities to program and direct the programming of customer equipment so that the other party in its capacity as the serving carrier is the preferred provider in such markets, and refrain from inducing any of its customers to change such programming.

   Build-out--The Company is required to conform to certain requirements regarding the construction of the Company's PCS system. In the event that the Company breaches these requirements, AT&T Wireless may terminate its exclusivity provisions.

   Disqualifying Transactions--In the event of a merger, asset sale, or consolidation, as defined, involving AT&T Corp. (or its affiliates) and another person that derives from telecommunications businesses annual revenues in excess of $5.0 billion, derives less than one third of its aggregate revenues from wireless telecommunications, and owns FCC licenses to offer wireless mobility telecommunications services to more than 25% of the population within the Company's territory, AT&T Wireless PCS and the Company have certain rights. AT&T Wireless PCS may terminate its exclusivity in the territory in which the other party overlaps that of the Company. In the event that AT&T Wireless PCS proposes to sell, transfer, or assign to a non-affiliate its PCS system owned and operated in Charlotte, NC; Atlanta, GA; Baltimore, MD; and Washington, DC, BTAs, then AT&T Wireless PCS will provide the Company with the opportunity for a 180 day period to have AT&T Wireless PCS jointly market the Company's licenses that are included in the MTA that AT&T Wireless PCS is requesting to sell.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000



   (b) License Agreement

   Pursuant to a Network Membership License Agreement, dated February 4, 1998 (as amended, the "License Agreement"), between AT&T Corp. and the Company, AT&T Corp. granted to the Company a royalty-free, nontransferable, nonsublicensable, limited right, and license to use certain Licensed Marks solely in connection with certain licensed activities. The Licensed Marks include the logo containing the AT&T and globe design and the expression "Member, AT&T Wireless Services Network." The "Licensed Activities" include (i) the provision to end-users and resellers, solely within the Territory, of Company Communications Services on frequencies licensed to the Company for Commercial Mobile Radio Services (CMRS) provided in accordance with the AT&T PCS contributed licenses and permitted cellular licenses (collectively, the Licensed Services) and (ii) marketing and offering the Licensed Services within the Territory. The License Agreement also grants to the Company the right and license to use Licensed Marks on certain permitted mobile phones.

   The License Agreement, along with the Exclusivity and Resale Agreements, have a fair value of $20.3 million with an estimated useful life of 10 years. Amortization commenced upon the effective date of the agreement.

   (c) Roaming Agreement

   Pursuant to the Intercarrier Roamer Service Agreement, dated as of February 4, 1998 (as amended, the "Roaming Agreement"), between AT&T Wireless and the Company, each of AT&T Wireless and the Company agrees to provide (each in its capacity as serving provider, the "Serving Carrier") wireless mobility radiotelephone service for registered customers of the other party's (the "Home Carrier") customers while such customers are out of the Home Carrier's geographic area and in the geographic area where the Serving Carrier (itself or through affiliates) holds a license or permit to construct and operate a wireless mobility radio/telephone system and station. Each Home Carrier whose customers receive service from a Serving Carrier shall pay to such Serving Carrier 100% of the Serving Carrier's charges for wireless service and 100% of pass-through charges (i.e., toll or other charges).

   The fair value of the Roaming Agreement, as determined by an independent appraisal, was $5.5 million, with an estimated useful life of 20 years. Amortization commenced upon the effective date of the agreement.

(3) Acquisitions

   (a) Savannah/Athens Exchange

   On June 8, 1999, Triton completed an exchange of certain licenses with AT&T Wireless, transferring licenses to the Hagerstown, Maryland and Cumberland, Maryland Basic Trading Areas ("BTAs") covering 512,000 potential customers in exchange for licenses to certain counties in the Savannah, GA and Athens, GA BTAs, which cover 517,000 potential customers. All acquired licenses are contiguous to Triton's existing service area. In addition, consideration of approximately $10.4 million in Series A and Series D preferred stock was issued to AT&T Wireless PCS.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000



   (b) Norfolk Acquisition

   On December 31, 1998, the Company acquired from AT&T Wireless (the "Norfolk Acquisition") (i) an FCC license to use 20MHz of authorized frequencies to provide broadband PCS services throughout the entirety of the Norfolk, Virginia BTA and (ii) certain assets of AT&T Wireless used in the operation of the PCS system in such BTA for an aggregate purchase price of approximately $111 million. The excess of the aggregate purchase price over the fair market value of tangible net assets acquired of approximately $46.3 million was assigned to FCC licenses and is being amortized over 40 years. The build-out of the network relating to the Norfolk Acquisition, including the installation of a switch, has been completed.

   The Norfolk Acquisition was funded through the use of proceeds from the Subordinated Debt Offering (see note 9), the issuance of 134,813 shares of Series D preferred stock, valued at $14.6 million, and the issuance of 165,187 shares of Series C preferred stock (which were converted into 3,799,290 shares of common stock in our initial public offering) valued at $16.5 million. In addition, 766,667 shares of common stock were issued as anti-dilutive protection in accordance with a prior agreement among the shareholders.

   (c) Myrtle Beach Acquisition

   On June 30, 1998, the Company acquired an existing cellular system (the Myrtle Beach System) which serves the South Carolina 5-Georgetown Rural Service Area (the SC-5) for a purchase price of approximately $164.5 million. The acquisition has been accounted for using the purchase method and, accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based upon management's best estimate of their fair value. The purchase price was allocated to FCC licenses of approximately $123.4 million; subscriber lists of approximately $20 million; fixed assets of approximately $24.7 million and other net assets of $3.8 million.

   The Myrtle Beach Acquisition was funded through the use of proceeds from the Subordinated Debt Offering and the issuance of 350,000 shares of Series C preferred stock (which were converted into 8,050,000 shares of our common stock in our initial public offering) valued at $35.0 million, to certain cash equity shareholders. In addition, 894,440 shares of common stock were issued as anti-dilutive protection in accordance with a prior agreement among the shareholders.

   Results of operations after the acquisition date are included in the Statement of Operations from July 1, 1998. The following unaudited pro forma information has been prepared assuming that this acquisition had taken place on January 1, 1998. The pro forma information includes adjustments to interest expense that would have been incurred to finance the purchase, additional depreciation based

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


on the fair market value of the property, plant and equipment acquired, and the amortization of intangibles arising from the transaction.

                                                                   1998
                                                          ----------------------
                                                                Unaudited
                                                          (Dollars in thousands)
   Net revenues..........................................       $   31,116
   Net loss..............................................           44,554
   Accretion of preferred stock..........................            6,853
   Net loss available to common shareholders.............           51,407
   Net loss per common share.............................       $    (9.74)
   Weighted average shares outstanding...................        5,280,173

(4) Tower Sales

   On September 22, 1999, Triton sold and transferred to American Tower Corporation ("ATC"), 187 of its towers, related assets and certain liabilities. The purchase price was $71.1 million, reflecting a price of $380,000 per site. Triton also contracted with ATC for an additional 100 build-to-suit towers in addition to its current contracted 125 build-to-suit towers, and the parties extended their current agreement for turnkey services for co-location sites through 2001. An affiliate of an investor has acted as Triton's financial advisor in connection with the sale of the personal communications towers.

   Triton also entered into a master lease agreement with ATC, in which Triton has agreed to pay ATC monthly rent for the continued use of the space that Triton occupied on the towers prior to the sale. The initial term of the lease is for 12 years and the monthly rental amount is subject to certain escalation clauses over the life of the lease and related option. Annual payments under the operating lease are $2.7 million.

   The carrying value of towers sold was $25.7 million. After deducting $1.6 million of selling costs, the gain on the sale of the towers was approximately $43.8 million, of which $11.7 million was recognized immediately to reflect the portion of the gain in excess of the present value of the future minimum lease payments, and $32.1 million was deferred and will be recognized over operating lease terms. As of December 31, 2000, $1.5 million had been amortized.

(5) Stock Compensation and Employee Benefits

   Restricted Awards:

   The following restricted stock grants were made in 1998, 1999 and 2000, respectively:

   1998:In February 1998, the Company granted 1,354,035 shares of restricted common stock to certain employees and a common stock trust intended for future grants to management employees and independent directors. Deferred compensation for stock granted to employees of $0.3 million net of amounts forfeited for shares returned to the trust, was recorded in 1998 based on the estimated fair value at the date of issuance.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000



   In June 1998 and December 1998, additional shares of restricted common stock of 894,440 and 766,667, respectively, were issued as anti-dilutive protection related to capital contributions received by the Company for the Myrtle Beach and Norfolk transactions. Deferred compensation of $2.8 million and $2.3 million respectively, was recorded for stock granted to employees, including stock granted out of the trust, net of forfeitures. Deferred compensation was recorded based on the estimated value of the shares at the date of issuances.

   1999:In January 1999, the Company granted, through the trust, 61,746 shares of restricted common stock to an employee and deferred compensation of $0.2 million was recorded. The shares are subject to five-year vesting provisions and are amortized over the vesting period as non-cash compensation. In March 1999, an employee terminated employment with the Company and forfeited $0.1 million for deferred compensation and returned 74,095 shares to the trust.

   On June 8, 1999, 109,222 additional shares were issued as anti-dilutive protection related to capital contributions received by the Company in connection with the license exchange and acquisition transaction. The shares are subject to five-year vesting provisions. Deferred compensation of $1.2 million was recorded based on the estimated value of the shares at the date of issuance.

   On June 30, 1999, the Company granted, through the trust, 593,124 shares of restricted common stock to certain management employees. The shares are subject to five-year vesting provisions. Deferred compensation of $8.5 million was recorded based on the estimated fair value at the date of issuance.

   On August 9, 1999, the Company granted, through the trust, 356,500 shares of restricted common stock to certain management employees. These shares are subject to vesting provisions. Deferred compensation of approximately $5.1 million was recorded based on the estimated fair value at the date of issuance.

   In September 1999, the Company sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock (which were converted into 78,200 shares of common stock in our initial public offering) for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the excess of the estimated fair value at the date of issuance over amounts paid.

   2000:On March 22, 2000, the Company granted, through the trust, 229,072 shares of restricted Class A common stock to certain management employees. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $15.1 million was recorded based on the estimated fair value at the date of issuance.

   On May 23, 2000, the Company granted, through the trust, 75,000 shares of restricted Class A common stock to a management employee. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $3.4 million was recorded based on the estimated fair value at the date of issuance.

   On August 15, 2000, the Company granted 353,294 shares of restricted Class A common stock to management employees. These shares are subject to five-year vesting provisions. Deferred

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


compensation of approximately $16.4 million was recorded based on the estimated fair value at the date of issuance.

   On November 24, 2000, the Company granted 21,107 shares of restricted Class A common stock to a management employee. These shares are subject to five-year vesting provisions. Deferred compensation of approximately $0.8 million was recorded based on the estimated fair value at the date of issuance.

   During 2000, $2.3 million of deferred compensation was forfeited and 137,301 shares were returned to the trust as a result of individuals resigning their employment with the Company.

   401(k) Savings Plan

   The Company sponsors a 401(k) Savings Plan (the "Savings Plan") which permits employees to make contributions to the Savings Plan on a pre-tax salary reduction basis in accordance with the Internal Revenue Code. Substantially all full-time employees are eligible to participate in the next quarterly open enrollment after 90 days of service. The Company matches a portion of the voluntary employee contributions. The cost of the Savings Plan charged to expense was $65,000 in 1998, $482,400 in 1999 and $944,000 in 2000.

   Employee Stock Purchase Plan:

   The Company commenced an Employee Stock Purchase Plan (the "Plan") on January 1, 2000. Under the terms of the Plan, during any calendar year there are four three-month offering periods beginning January 1st, April 1st, July 1st and October 1st, during which employees can participate. The purchase price is determined at the discretion of the Stock Plan Committee, but shall not be less than the lesser of: (i) eighty-five percent (85%) of the fair market value on the first business day of each offering period or (ii) eighty-five percent (85%) of the fair market value on the last business day of the offering period. The Company issued 21,460 shares of Class A common stock, at an average per share price of $34.01, in 2000. The Company issued 10,121 shares of Class A common stock, at a per share price of $22.05, in January 2001.

   We account for the Plan under APB Opinion 25, hence no compensation expense is recognized for shares purchased under the Plan. Pro forma compensation expense is calculated for the fair value of the employee's purchase rights using the Black-Scholes model. Assumptions include an expected life of three months, weighted average risk-free interest rate between 5.9%--6.7%, dividend yield of 0.0% and expected volatility between 75%--78%. Had compensation expense for the Company's grants for stock based compensation been determined consistent with SFAS No. 123, the pro forma net loss and per share net loss would have been:

   (Amounts in thousands, except
   per share data)
   Year Ended December 31                                               2000
   ----------------------                                             --------
   Net Loss:
     As Reported..................................................... $176,906
     Pro Forma....................................................... $177,108
   Earnings per Share:
     As Reported (basic and diluted)................................. $  (3.01)
     Pro Forma (basic and diluted)................................... $  (3.01)

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000



(6) Intangible Assets

                                                December 31,
                                            ----------------------
                                                                    Amortizable
                                               1999        2000        Lives
                                            ----------  ----------  ------------
                                            (dollars in thousand)
   PCS Licenses...........................  $  277,969  $  277,993      40 years
   AT&T agreements........................      26,026      26,026   10-20 years
   Subscriber lists.......................      20,000      20,000     3.5 years
   Bank financing.........................      12,504      14,554  8.5-10 years
   Trademark..............................          64          64      40 years
                                            ----------  ----------
                                               336,563     338,637
   Less: accumulated amortization.........     (21,025)    (38,476)
                                            ----------  ----------
   Intangible assets, net.................  $  315,538  $  300,161
                                            ==========  ==========

   Amortization for the years ended December 31, 1998, 1999 and 2000 totaled $5.6 million, $14.5 million and $17.5 million, respectively.

(7) Long-Term Debt

                                                                December 31,
                                                              -----------------
                                                                1999     2000
                                                              -------- --------
                                                                 (Dollars in
                                                                 thousands)
   Bank credit facility...................................... $150,000 $332,750
   Senior subordinated debt..................................  350,639  391,804
   Capital lease obligation..................................    5,274    5,776
                                                              -------- --------
                                                               505,913  730,330
   Less current portion of long-term debt....................    1,277    1,845
                                                              -------- --------
   Long-term debt............................................ $504,636 $728,485
                                                              ======== ========

   Interest expense, net of capitalized interest was $30.4 million, $41.1 million, and $55.9 million for the years ended December 31, 1998, 1999 and 2000, respectively. The Company capitalized interest of $3.5 million, $12.3 million and $9.5 million in the years ended December 31, 1998, 1999 and 2000, respectively. The weighted average interest rate for total debt outstanding during 1999 and 2000 was 11.04% and 10.98%, respectively. The average rate at December 31, 1999 and 2000 was 12.38% and 10.52%, respectively. The Company is in compliance with all required covenants as of December 31, 2000. Aggregate maturities follow:

                                                    (000s)
                                                   --------
         2001..................................... $  1,845
         2002.....................................   20,878
         2003.....................................   29,223
         2004.....................................   47,035
         2005.....................................   68,045
         Thereafter...............................  563,304
                                                   --------
         Total.................................... $730,330
                                                   ========

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


(8) Bank Credit Facility

   On February 3, 1998, Triton PCS, Inc., a wholly owned subsidiary of the Company ("Triton PCS"), and the Company (collectively referred to as the "Obligors") entered into a Credit Agreement with certain banks and other financial institutions, to establish a $425.0 million senior secured Bank Credit Facility (the "Facility"). The facility has been amended such that the credit available is $750.0 million. This credit facility provides for (i) a $175.0 million Tranche A term loan, which matures in August 2006, (ii) a $150.0 million Tranche B term loan, which matures in May 2007, (iii) a $175.0 million Tranche C term loan, which matures in August 2006, (iv) a $150.0 million Tranche D term loan, which matures in August 2006, and (v) a $100.0 million revolving credit facility, which matures in August 2006.

   The lenders' commitment to make loans under the Revolving Facility automatically and permanently reduce, beginning in August 2004, in eight quarterly reductions (the amount of each of the first two reductions, $5.0 million, the next four reductions, $10.0 million, and the last two reductions, $25.0 million). The Tranche A, Tranche C and Tranche D term loans are required to be repaid, beginning in February 2002 in eighteen consecutive quarterly installments (the aggregate amount of each of the first four installments, $12,500,000, the next four installments, $18,750,000, the next four installments, $25,000,000, the next four installments, $31,250,000, and the last two installments, $75,000,000). The Tranche B term loan is required to be repaid beginning in February 2002, in twenty-one consecutive quarterly installments (the amount of the first sixteen installments, $375,000, the next four installments, $7.5 million, and the last installment, $114.0 million).

   Loans accrue interest, at the Obligor's option, at (i) (a) the LIBOR rate (as defined per the credit agreement) plus (b) the Applicable Margin, (Loans bearing interest described in (i), "Eurodollar Loans") or (ii) (a) the higher of (1) the Administrative Agent's prime rate or (2) the Federal Funds Effective Rate (as defined per the Credit Agreement) plus 0.5%, plus (b) the Applicable Margin (Loans bearing interest described in (ii), "ABR Loans"). The Applicable Margin means, with respect to the Tranche B Term Loan, 2.00% per annum, in the case of an ABR Loan, and 3.00% per annum, in the case of a Eurodollar Loan, and, with respect to Tranche A, C and D term loans and the Revolving Facility, until September 14, 2001, 1.50% in the case of ABR Loans and 2.50% in the case of Eurodollar Loans, and thereafter, a rate between 0.0% and 1.25% per annum (dependent upon the Obligor's leverage ratio, or ratio of end-of-period debt to earnings before interest, taxes, depreciation, and amortization ("EBITDA")) in the case of an ABR Loan, and a rate between 1.00% and 2.25% per annum (dependent upon the Obligor's leverage ratio), in the case of a Eurodollar Loan. A per annum rate equal to 2% plus the rate otherwise applicable to such Loan will be assessed on past due principal amounts, and accrued interest payable in arrears.

   The Facility provides for an annual commitment fee prior to September 22, 2000 of between .50% and .75% to be paid on undrawn commitments under the Tranche A, C and D Term Loans and the Revolver Facility (dependent upon the level of drawn commitments), and from and after September 22, 2000, of between 0.375% and 0.50% to be paid on undrawn commitments under the Tranche A, C, and D Term Loans and the Revolver Credit Facility (depending on the Obligor's leverage ratio). The Obligor incurred commitment fees of approximately $2 million in 1998,

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000

$2 million in 1999 and $3 million in 2000, respectively. Under the Facility, the Obligor must also fix or limit the interest cost with respect to at least 50% of its total outstanding indebtedness. At December 31, 2000, approximately 75% of the outstanding debt was fixed. At December 31, 2000 committed availability under the Facility was $417.3 million.

   All obligations of the Obligor under the Facilities are unconditionally and irrevocably guaranteed by each existing and subsequently acquired or organized domestic subsidiary of Triton PCS. Borrowings under the Facility, and any related hedging contracts provided by the lenders thereunder, are collateralized by a first priority lien on substantially all of the assets of Triton PCS and each existing and subsequently acquired or organized domestic subsidiary of Triton PCS, including a first priority pledge of all the capital stock held by the Company, or any of its subsidiaries, provided that the pledge of shares of foreign subsidiaries may be limited to 65% of the outstanding shares of such foreign subsidiaries. The PCS Licenses will be held by one or more single purpose subsidiaries of Triton PCS and will not be pledged to secure the obligations of Triton PCS under the Facility, although the equity interests of such subsidiaries will be pledged thereunder. Each single purpose subsidiary will not be allowed, by Triton PCS, to incur any liabilities or obligations other than the Bank Facility Guarantee issued by it, the security agreement entered into by it in connection with the Facility, and, in the case of any single purpose subsidiary established to hold real estate, liabilities incurred in the ordinary course of business of such subsidiary which are incident to being the lessee of real property of the purchaser, owner or lessee of equipment, and taxes and other liabilities incurred in the ordinary course in order to maintain its existence.

   The Facility contains financial and other covenants, customary for a facility of this type, including covenants relating to the population covered by Triton PCS's network, number of subscribers and level of service revenue generated, the amount of indebtedness that Triton PCS may incur including customary representations, warranties, indemnities and conditions precedent to borrowing, limitations on dividends, distributions (including distributions from Triton PCS to the Company), redemptions and repurchases of capital stock, and events of default.

   The Term Loans are required to be prepaid in an aggregate amount equal to
(i) 50% of excess cash flow of each fiscal year commencing with the fiscal year ending December 31, 2001, (ii) 100% of the net proceeds of asset sales, outside the ordinary course of business, or otherwise precluded, (iii) 100% of unused insurance proceeds, as defined per the Credit Agreement, and (iv) 100% of net cash proceeds received from additional debt issuance, over and above the first $150.0 million (senior and/or subordinated) which Triton PCS may subsequently incur unless, after giving effect to such issuance(s), (a) Triton PCS's ratio of senior debt to EBITDA is less than 5 to 1 and (b) Triton PCS is in pro forma compliance with required Credit Facility covenants.

   Loans under the Facility are available to fund capital expenditures related to the construction of Triton PCS's PCS network, the acquisition of related businesses, working capital needs of Triton PCS, subscriber acquisition costs, investments in bidding entities and other permitted business activities, as defined per the Credit Agreement. All indebtedness under the Facility constitutes debt which is senior to Triton PCS's 11% Senior Subordinated Discount Notes and 9 3/8% Senior Subordinated Notes.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


(9) Subordinated Debt

   On May 7, 1998, Triton PCS completed an offering (the "Subordinated Debt Offering") of $512 million of 11% Senior Subordinated Discount Notes ("the Notes"), pursuant to Rule 144A of the Securities Act of 1933, as amended. The net proceeds of the Subordinated Debt Offering (after deducting an Initial Purchaser's Discount of $9 million) were approximately $291 million.

   Commencing on November 1, 2003, cash interest will be payable semiannually. Each Note was offered at an original issue discount. Although cash interest will not be paid prior to May 1, 2003, the original issue discount will accrue from the issue date to May 1, 2003.

   Triton PCS's publicly held notes may be redeemed at the option of Triton PCS, in whole or in part, at various points in time after May 1, 2003 at redemption prices specified in the indenture governing the notes plus accrued and unpaid interest, if any.

   The Notes are guaranteed on a joint and several basis by all of the subsidiaries of Triton PCS but are not guaranteed by the Company. The Guarantees are unsecured obligations of the guarantors, and are subordinated in right to the full payment of all senior debt under the Credit Facility, including all of their obligations as guarantors thereunder.

   Upon a change in control, each holder of the Notes may require Triton PCS to repurchase such holder's Notes, in whole or in part, at a purchase price equal to 101% of the accreted value thereof or the principal amount at maturity, as applicable, plus accrued and unpaid interest to the purchase date.

   All outstanding principal and interest of the Notes mature and require complete repayment on May 1, 2008.

(10) Income Taxes

   The components of income tax (benefit) expense are presented in the following table (in thousands):

   Years Ended December 31,                                   1998    1999 2000
   ------------------------                                  -------  ---- ----
   Current
     Federal...............................................      --   --    --
     State.................................................      --   --   $474
                                                             -------  ---  ----
                                                                 --   --    474
                                                             -------  ---  ----
   Deferred
     Federal...............................................  $(7,054) --    219
     State.................................................     (482) --     53
                                                             -------  ---  ----
                                                              (7,536) --    272
                                                             -------  ---  ----
   Total income tax (benefit) expense......................  $(7,536) --   $746
                                                             =======  ===  ====

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


   The income tax expense differs from those computed using the statutory U.S. Federal income tax rate as set forth below:

                             1998     1999     2000
                            ------   ------   ------
   U.S. Federal statutory
    rate...................  35.00%   35.00%   35.00%
   State income taxes, net
    of federal benefit.....   0.80%    0.00%    (.07%)
   Change in federal
    valuation allowance.... (16.56%) (34.12%) (35.27%)
   Other, net..............  (0.53%)  (0.88%)  (0.08%)
                            ------   ------   ------
   Effective Tax Rate......  18.71%    0.00%   (0.42%)
                            ======   ======   ======

   The tax effects of significant temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                               1999      2000
                                                              -------  --------
     Deferred tax assets:
       Non-deductible accrued liabilities.................... $   411  $  7,069
       Capitalized startup costs.............................   2,176     1,541
       Deferred gain.........................................  12,465    11,920
       Net operating loss carryforward.......................  76,607   185,681
                                                              -------  --------
                                                               91,659   206,211
     Valuation allowance..................................... (66,684) (142,425)
         Net deferred tax assets.............................  24,975    63,786
                                                              -------  --------
     Deferred liabilities
       Intangible assets.....................................  23,173    24,360
       Capitalized interest..................................   1,139     1,587
       Depreciation and amortization.........................  12,326    49,774
                                                              -------  --------
         Deferred tax liabilities............................  36,638    75,721
                                                              -------  --------
     Net deferred tax liabilities............................ $11,663  $ 11,935
                                                              =======  ========

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of the deferred tax assets, net of the existing valuation allowance at December 31, 2000.

(11) Fair Value of Financial Instruments

   Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments. The Company has used available market information to derive its estimates. However, because these estimates are

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000

made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts.

                                                     December 31,
                                        ---------------------------------------
                                               1999                2000
                                        ------------------- -------------------
                                                  Estimated           Estimated
                                        Carrying    fair    Carrying    fair
                                         amount     value    amount     value
                                        --------- --------- --------- ---------
                                                    (in thousands)
     Interest rate swaps............... $      -- $   2,547 $      -- $  (4,167)
     Long-term debt:
      Subordinated debt................   350,639   363,512   391,804   403,191
      Bank term loan...................   150,000   150,000   332,750   332,750
     Capital leases....................     5,274     5,274     5,776     5,776

   The carrying amounts of cash and cash equivalents, accounts and notes receivable, bank overdraft liability, accounts payable and accrued expenses are a reasonable estimate of their fair value due to the short-term nature of the instruments.

   Long-term debt is comprised of subordinated debt, bank loans, and capital leases. The fair value of subordinated debt is stated at quoted market value. The carrying amounts of bank loans are a reasonable estimate of its fair value because market interest rates are variable. Capital leases are recorded at their net present value, which approximates fair value.

   The Company enters into interest rate swaps to hedge against the effect of interest rate fluctuation on the variable portion of its debt. We do not hold or issue financial instruments for trading or speculative purposes. A 100 basis point fluctuation in market rates would not have a material effect on the Company's overall financial condition.

   As of December 31, 2000, the Company had six interest rate swap transactions outstanding as follows:

                                                         Net
                                   Fixed   Variable  Receivable/
           Term         Notional    Rate     Rate     (Payable)  Fair Value
           ----        ----------- ------  --------  ----------- -----------
      12/4/98-12/4/03  $35,000,000  4.805%   6.715%   $ 51,994   $   345,471
      12/4/98-12/4/03  $40,000,000  4.760%   6.715%   $ 60,822   $   427,226
      6/12/00-6/12/03  $75,000,000 6.9025%    6.57%   $(13,854)  $(2,078,247)
      6/15/00-6/16/03  $50,000,000  6.895%    6.58%   $ (7,438)  $(1,397,298)
      7/17/00-7/15/03  $25,000,000   6.89% 6.79813%   $ (4,913)  $  (723,447)
      8/15/00-8/15/03  $25,000,000   6.89% 6.75938%   $ (4,264)  $  (740,829)

   As of December 31, 2000, the aggregate non-amortizing swap notional amount under our swap agreements was $250.0 million. The Company pays a fixed rate and receives 3-Month USD-LIBOR-BBA. Net interest positions are settled quarterly. The variable rate is capped at 7.5% for the swaps with notional amounts of $75.0 million, $50.0 million, $25.0 million and $25.0 million. The swaps with notional amounts of $35.0 million and $40.0 million can be terminated at the bank's option in December of 2001. Swap counter-parties are major commercial banks.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


   Management believes that determining a fair value for the Company's preferred stock is impractical due to the closely held nature of these investments.

   The Company is required to adopt the provisions of Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, beginning in the first quarter of fiscal 2001. This standard, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value and changes in the fair value be recorded each period in earnings or comprehensive income. The Company anticipates that the adoption of SFAS No. 133 will result in recording a cumulative adjustment as of the beginning of 2001 to increase current liabilities to reflect the fair value of interest rate swap agreements of approximately $4.2 million, and a decrease to comprehensive income of approximately $4.2 million. The Company currently does not expect the adoption of SFAS No. 133 to have a material impact on future net income as current hedging instruments are considered to be highly effective.

(12) Related-Party Transactions

   The Company was associated with Triton Cellular Partners L.P. ("Triton Cellular") by virtue of certain management overlap. As part of this association, certain costs are incurred on behalf of Triton Cellular and subsequently reimbursed to the Company. Such costs totaled $482,000, $2.2 million and $714,000 during 1998, 1999 and 2000, respectively. In addition, pursuant to an agreement between the Company and Triton Cellular, allocations for management services rendered are charged to Triton Cellular. Such allocations totaled $469,000, $505,000 and $196,000 for 1998, 1999 and 2000,
respectively. The outstanding balance at December 31, 1999 and 2000 was $1.1 million and $16,000, respectively. The Company expects settlement of these outstanding charges during 2001. Triton Cellular consummated the sale of substantially all of its assets in April 2000.

   In January 1998, we entered into a master service agreement with a related party pursuant to which the related party will provide Triton with radio frequency design and system optimization support services.

   In February 1998, Triton PCS entered into a credit facility for which affiliates of certain investors serve as agent and lenders. The credit facility was amended in September 1999 and September 2000 (see Note 8). In connection with execution of the credit facility and such amendments, the agent and lenders receive customary fees and expenses.

   In May 1998, Triton PCS consummated a private offering of senior subordinated notes (see Note 9). Affiliates of several cash investors were initial purchasers in the private offering and received a placement fee of $6.3 million.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


(13) Commitments and Contingencies

   (a) Leases

   The Company has entered into various leases for its offices, land for cell sites, cell sites, and furniture and equipment under capital and operating leases expiring through 2025. The Company has various capital lease commitments of approximately $5.8 million as of December 31, 2000. As of December 31, 2000, the future minimum rental payments under these lease agreements having an initial or remaining term in excess of one year were as follows:

                                                              Operating Capital
                                                              --------- -------
                                                               (in thousands)
    2001....................................................  $ 34,968  $ 2,173
    2002....................................................    35,727    2,076
    2003....................................................    34,818    1,562
    2004....................................................    27,876      555
    2005....................................................    21,208       45
    Thereafter..............................................   116,977      --
                                                              --------  -------
      Total.................................................  $271,574    6,411
                                                              ========
    Interest expense........................................                635
                                                                        -------
    Net present value of future payments....................              5,776
    Current portion of capital lease obligation.............              1,845
                                                                        -------
                                                                        $ 3,931
                                                                        =======

   Rent expense under operating leases was $3.0 million, $13.2 million and $29.4 million for the years ended December 31, 1998, 1999 and 2000, respectively.

   (b) Litigation

   The Company has been involved in litigation relating to claims arising out of its operations in the normal course of business. The Company does not believe that an adverse outcome of any of these legal proceedings will have a material adverse effect on the Company's results of operations.

(14) Preferred Stock and Shareholders' Equity

   (a) Capital Contributions

   On February 4, 1998, pursuant to the Securities Purchase Agreement, the Company issued $140.0 million of equity to certain institutional investors and management shareholders in exchange for capital commitments aggregating $140.0 million. The Securities Purchase Agreement provided that the cash contributions be made to the Company. The Company directed that all cash contributions subsequent to the initial cash contributions be made directly to Triton.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


   (b) Preferred Stock

   The Series A convertible preferred stock ("Series A") is convertible into common stock at the option of the holders on or after February 4, 2006. The conversion rate for each share of Series A is equal to its accreted value divided by the then fair market value of the Company's common stock.

   The holders of the Series A are entitled to 10% cumulative annual dividends, payable quarterly. At December 31, 2000, cumulative dividends accrued and classified as a component of preferred stock in the accompanying balance sheet are $25.4 million. The Company may defer payment of the dividends until June 30, 2008, at which time all deferred dividend payments must be made. The Series A is redeemable at its accreted value at the option of the Company on or after February 4, 2008. The Series A is redeemable at the option of the holders on or after February 4, 2018. The Series A and the Series B preferred stock ("Series B") are on a parity basis with respect to dividend rights and rights on liquidation and senior to all other classes of preferred or common stock of the Company. The Series A holders do not have any voting rights, except as required by law or in certain circumstances, but have the right to nominate one director.

   In the event that there is a disqualifying transaction, the Company has the right to cause AT&T Wireless PCS to exchange certain shares of its Series A convertible preferred stock into Series B preferred stock. The Series B preferred stock has dividend rights equal to that of the Series A. The Series B is not convertible into any other security of the Company. The Series B is redeemable at its accreted value, at the option of the Company at any time. The Series B holders do not have any voting rights.

   The Series C convertible preferred stock ("Series C") converted into Class A common stock on a 23:1 basis, subject to adjustments, in connection with Triton's initial public offering.

   In December 1998, the Company redeemed from a certain equity investor, and simultaneously sold for the same amount to certain other equity investors, approximately 35,600 shares of Series C (which were converted into 818,800 shares of common stock in our initial public offering) for approximately $3,560,000.

   The Series D convertible preferred stock ("Series D") is convertible into an equivalent number of shares of Series C at the option of the holder. The holders of the Series D do not have any voting rights. Upon liquidation or dissolution, the holders of the Series D have a liquidation preference of $100 per share, subject to adjustment and rank senior to the Series C and the common stock.

   In September 1999, the Company sold to certain directors and an officer, subject to stock purchase agreements, an aggregate of 3,400 shares of Series C preferred stock (which were converted into 78,200 shares of common stock in our initial public offering) for a purchase price of $100.00 per share. Compensation expense of $0.8 million was recorded based on the estimated fair value at the date of issuance.

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000


   (c) Stock Split

   In October 1999, the board of directors approved a 23-for-1 stock split of its common stock effective immediately prior to the initial public offering. All common stock share data have been retroactively adjusted to reflect this change.

   (d) Initial Public Offering

   On October 27, 1999, the Company completed an initial public offering of shares of its Class A common stock and raised approximately $190.2 million, net of $16.8 million of costs. Affiliates of First Union Affordable Housing Community Development Corporation and J.P. Morgan SBIC LLC, each of which beneficially owns more than 5% of the Company's stock, served as underwriters and received underwriters' fees in connection with the initial public offering.

(15) Quarterly Results of Operations (Unaudited)

   The following table summarizes the Company's quarterly financial data for the two years ended December 31, 2000 and December 31, 1999, respectively:

                                            First   Second    Third    Fourth
2000                                       Quarter  Quarter  Quarter  Quarter
----                                       -------  -------  -------  --------
                                           (in thousands, except per share
                                                        data)
Total revenue............................. $62,848  $85,236  $99,342  $109,855
Loss from operations...................... (35,238) (32,009) (24,137)  (33,504)
Net loss available to shareholders........ (46,738) (44,847) (41,169)  (54,017)
Net loss per share--basic and diluted..... $ (0.75) $ (0.73) $ (0.66) $  (0.87)

                                             First   Second    Third   Fourth
1999                                        Quarter  Quarter  Quarter  Quarter
----                                        -------  -------  -------  -------
                                            (in thousands, except per share
                                                         data)
Total revenue.............................. $11,540  $26,702  $43,113  $51,876
Loss from operations....................... (20,026) (28,490) (32,331) (44,232)
Net loss available to shareholders......... (30,925) (37,935) (28,816) (60,409)
Net loss per share--basic and diluted...... $ (5.01) $ (6.12) $ (4.44) $ (1.33)

(16) Subsequent Events

   On January 19, 2001, Triton PCS completed the private sale of $350.0 million principal amount of 9 3/8% Senior Subordinated Notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's 11% Senior Subordinated Discount Notes due 2008. The net proceeds of the notes were approximately $337.5 million.

   We hold a 39% interest in Lafayette Communications Company L.L.C. ("Lafayette Communications"), a small business under FCC Guidelines that participated in the FCC 1900 MHZ C and F Block Broadband PCS Auction No. 35, which ended on January 26, 2001. Lafayette Communications was the winning bidder for thirteen 10 MHz C Block licenses and one 10 MHz

                           TRITON PCS HOLDINGS, INC.

                  Years ended December 31, 1998, 1999 and 2000

F Block license covering a total population of approximately 6.8 million people in our current geographic area in Georgia, North Carolina and Virginia, and its net high bids totaled approximately $170 million.

   On January 31, 2001, Lafayette Communications entered into a definitive agreement to acquire licenses for 10 MHz of spectrum from subsidiaries of Carolina PCS I Limited Partnership. The licenses for this spectrum encompass nine basic trading areas covering all of South Carolina and serving approximately 3.5 million people. The transaction is subject to regulatory approval and certain other closing conditions.

   We anticipate negotiating for an agreement with Lafayette Communications, consistent with FCC requirements, regarding the use of the spectrum acquired by Lafayette Communications. We intend to fund a senior loan to Lafayette Communications to finance the acquisition of these licenses. Any senior loan we provide will be secured by underlying assets of Lafayette Communications. In connection with the loan, Lafayette Communications will guarantee Triton PCS's obligations under its credit facility and Triton PCS will pledge the senior loan to the lenders under its credit facility.

   Triton PCS made additional net draws under its credit facility of $167.3 million as of March 5, 2001. (See Note 8)

   On February 28, 2001, the Company issued and sold 3,500,000 shares of Class A common stock in an offering at $32 per share and raised approximately $106.1 million, net of $5.9 million of costs.

(17) Supplemental Cash Flow Information

                                                         1998    1999   2000
                                                        ------- ------ -------
                                                            (in thousands)
   Cash paid during the year for interest, net of
    amounts capitalized...............................  $ 8,150 $4,111 $12,943
   Non-cash investing and financing activities:
    Deferred stock compensation.......................    5,490 15,791  33,373
    Equipment acquired under capital lease
     obligation.......................................    2,529  3,456   2,573
    Issuance of preferred stock in connection with
     Savannah/Athens Transaction......................      --  10,432     --
    Capital contribution in connection with conversion
     of
     short-term debt to equity........................   13,362    --      --
    Issuance of preferred stock in connection with
     Norfolk
     transaction......................................   14,555    --      --
    Issuance of preferred stock in connection with
     AT&T
     Transaction net of deferred taxes................  100,947    --      --
    Capital expenditures included in accounts
     payable..........................................   21,027 26,145  13,410

PROSPECTUS

                           TRITON PCS HOLDINGS, INC.

   This prospectus is part of a shelf registration statement which Triton has filed with the Securities and Exchange Commission. Under the shelf registration statement, Triton may offer shares of Class A common stock, shares of preferred stock, and warrants or other rights to purchase shares of capital stock up to a total dollar amount of $77,337,000, including the U.S. dollar equivalent if the offering is denominated in one or more foreign currencies, foreign currency units or composite currencies. In addition, certain selling stockholders may offer up to 6,900,000 shares of Class A common stock.

   Under the shelf registration process, we and the selling stockholders may sell the securities from time to time in one or more separate offerings, in amounts, at prices and on terms to be determined at the time of sale.

   Our Class A common stock is listed on the New York Stock Exchange under the symbol "TPC".

   In addition to Class A common stock, we also have shares of Class B non-voting common stock issued and outstanding. The rights of holders of Class A common stock and Class B non-voting common stock differ with respect to some aspects of convertibility and voting. We will not offer or sell any shares of Class B non-voting common stock under this prospectus.

   This prospectus provides a general description of the securities that we may offer. Each time we sell a particular series of preferred stock, shares of Class A common stock or warrants or other rights, we will provide a prospectus supplement which will contain the specific terms of the securities being offered at that time.

   The prospectus supplement may add, update or change information contained in this prospectus. You should read both this prospectus and the prospectus supplement in conjunction with the additional information described under the headings "Where You Can Find More Information" and "Information Incorporated by Reference."

                               ----------------

   Investing in the securities involves risks. See "Risk Factors" beginning on page 3.

                               ----------------

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                               ----------------

   The securities may be sold directly by us or, in the case of the Class A common stock registered for the selling stockholders, may be sold by the selling stockholders, to our stockholders or to purchasers or through agents on our or on the selling stockholders' behalf or through underwriters or dealers as designated from time to time. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts.

                               ----------------

               The date of this Prospectus is November 26, 2001.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
PROSPECTUS SUMMARY.......................................................   1
RISK FACTORS.............................................................   3
USE OF PROCEEDS..........................................................  14
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK
 DIVIDENDS...............................................................  14
DESCRIPTION OF CAPITAL STOCK.............................................  15
DESCRIPTION OF WARRANTS AND OTHER RIGHTS.................................  21
SELLING STOCKHOLDERS.....................................................  22
PLAN OF DISTRIBUTION.....................................................  23
LEGAL MATTERS............................................................  25
EXPERTS..................................................................  25
WHERE YOU CAN FIND MORE INFORMATION......................................  25
INFORMATION INCORPORATED BY REFERENCE....................................  25

   You should rely only on the information contained in or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with information that is different from that contained in or incorporated by reference in this prospectus or any prospectus supplement. We are offering to sell these securities only in states where offers and sales are permitted. You should not assume that the information in this prospectus or any prospectus supplement, or information we previously filed with the Securities and Exchange Commission and incorporate here by reference, is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ----------------

   We are a Delaware corporation. Our principal executive offices are located at 1100 Cassatt Road, Berwyn, Pennsylvania 19312, and our telephone number at that address is (610) 651-5900. Our World Wide Web site address is http://www.tritonpcs.com. The information in our web site is not part of this prospectus.

   In this prospectus, "Holdings" refers to Triton PCS Holdings, Inc., "Triton PCS" refers to Triton PCS, Inc., a wholly-owned subsidiary of Holdings, and "Triton," "we," "us" and "our" refer to Holdings and its wholly-owned subsidiaries, unless the context requires otherwise. "AT&T Wireless PCS" refers to AT&T Wireless PCS, LLC, "AT&T Wireless" refers to AT&T Wireless Services, Inc. and "AT&T" refers to AT&T Corp.

                               ----------------

               Special Note Regarding Forward-Looking Statements

   This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will" and "would" or similar words. Our forward-looking statements also include the facts and assumptions underlying such statements or projections. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the "Risk Factors" section, as well as any cautionary language in this prospectus and in documents incorporated by reference in this prospectus, provide examples of risk, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Before you invest in our securities, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus and in documents incorporated by reference in this prospectus could have a material adverse effect on our business, results of operations, financial position and the value of our securities.

                               PROSPECTUS SUMMARY

   This summary highlights basic information about us. It does not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," as well as the information incorporated by reference into this prospectus.

                                     Triton

   We are a rapidly growing provider of wireless personal communications services in the southeastern United States. Our personal communications services licenses cover approximately 13.5 million potential customers in a contiguous geographic area encompassing portions of Virginia, North Carolina, South Carolina, Tennessee, Georgia and Kentucky. In February 1998, we entered into a joint venture with AT&T Wireless. As part of the agreement, AT&T Wireless contributed personal communications services licenses for 20 megahertz of authorized frequencies covering 11.2 million potential customers within defined areas of our region in exchange for an equity position in Triton. Since that time, we have expanded our coverage area to include an additional 2.3 million potential customers through acquisitions and license exchanges with AT&T Wireless. As part of the transactions with AT&T Wireless, we were granted the right to be the exclusive provider of wireless mobility services using equal emphasis co-branding with AT&T within our region. We believe our markets are strategically attractive because of their proximity to AT&T Wireless' wireless systems in the Washington, D.C., Charlotte, North Carolina and Atlanta, Georgia markets, which collectively cover a population of more than
28.5 million individuals. Our market location is attractive as we are the preferred provider of wireless mobility services to AT&T Wireless' digital wireless customers who roam into our markets. Our strategy is to provide extensive coverage to customers within our region, to offer our customers coast-to-coast coverage and to benefit from roaming revenues generated by AT&T Wireless' and other carriers' wireless customers who roam into our covered area. Our management team is led by Michael Kalogris and Steven Skinner, the former Chief Executive Officer and Chief Operating Officer of Horizon Cellular Group, respectively.

                              Recent Developments

Financings

   On November 14, 2001, Triton PCS, Inc., our wholly owned subsidiary, completed the private sale of $400.0 million principal amount of 8 3/4% senior subordinated notes due 2011. The notes are guaranteed by all of the subsidiaries of Triton PCS and rank ratably with Triton PCS's outstanding 11% senior subordinated discount notes due 2008 and Triton PCS's 9 3/8% senior subordinated notes due 2011. Triton PCS received net proceeds of approximately $390.0 million, after deducting the initial purchasers' discount and estimated offering expenses, and used such proceeds to repay term borrowings under its senior credit facility. Following the application of proceeds, Triton PCS has outstanding borrowings of approximately $14.4 million under the Tranche A term loan, $150.0 million under the Tranche B term loan, approximately $14.4 million under the Tranche C term loan and approximately $6.2 million under the Tranche D term loan. Previously, Triton PCS amended its credit facility, extending the availability period for $71.5 million of the remaining $75.0 million unfunded commitment under the Tranche D term loan from December 31, 2001 to December 31, 2002.

Spectrum Cap Decision

   The FCC has maintained a cap on the total amount of commercial mobile wireless service spectrum a single entity can hold in any geographic market. Commercial wireless licensees and their affiliates have been limited to a total of 45 megahertz of commercial mobile radio service spectrum in non-rural areas and 55 megahertz of commercial mobile radio service spectrum in rural areas. The FCC also has maintained other policies it believed promoted wireless competition, including a cellular cross interest rule under which each of the two cellular licensees in a particular market could only have a direct or indirect ownership interest of five percent or less in the other licensee. On November 8, 2001, the FCC voted to: (1) sunset the spectrum cap rule by eliminating it effective January 1, 2003; (2) raise the cap immediately to 55 megahertz in all markets until the sunset date; and (3) immediately eliminate the cellular cross-interest rule in non-rural markets. It is widely believed that the FCC's actions may spur consolidation in the commercial wireless industry.

Other Recent Developments

   For other recent developments, we refer you to our most recent and future filings under the Securities Exchange Act of 1934.

                                  RISK FACTORS

   An investment in our securities involves a high degree of risk. In addition to the other information in this prospectus and the documents incorporated and deemed to be incorporated herein by reference, you should carefully consider the following risks before making an investment decision. Our business, financial condition and results of operations could be harmed were any of the following risks or uncertainties to develop into actual events. In such case, the value of our securities could decline and you might lose all or part of your investment.

We have incurred, and may continue to incur, operating losses.

   We have incurred operating losses during the development and construction of our personal communications services network and may continue to incur such losses as we build our customer base. Now that we have launched all 37 markets in our licensed area, our operating profitability will primarily depend on our ability to:

  . market our services successfully;

  . achieve our projected market penetration;

  . manage customer turnover rates effectively; and

  . price our services competitively.

   We may not be able to successfully accomplish these tasks, and if we do not, we may not be able to achieve operating profitability or positive cash flow from operating activities in the future. Personal communications services systems have a limited operating history in the United States, and our operation of these systems in our markets may not become profitable.

If AT&T Wireless is not successful as a provider of wireless communications, we may not be successful.

   Our results of operations are highly dependent on our relationship with AT&T Wireless and AT&T and the success of their wireless strategy. AT&T Wireless is subject, to varying degrees, to the economic, administrative, logistical and other risks set forth in this prospectus. Because we market our products under the AT&T brand name, our results of operations could be adversely affected if either AT&T Wireless' or AT&T's reputation as a communication services provider declines.

We depend on our agreements with AT&T and AT&T Wireless for our success, and we would have difficulty operating without them.

   Our results of operations are dependent upon agreements we have entered into with AT&T and AT&T Wireless in several ways:

  . We market our products using equal emphasis co-branding with AT&T in accordance with a license agreement with AT&T, which we believe provides us with significant marketing advantages. The license agreement has an initial five-year term expiring February 2003 and may be terminated if we fail to comply with any of its material provisions.

  . Most of our roaming revenues have historically been derived from AT&T
    Wireless' customers traveling through our areas. Our roaming agreement with AT&T Wireless provides that the per minute roaming rate charges to AT&T Wireless for its customers roaming onto our network will decline over the next several years. In addition, the roaming rate charges are subject to renegotiation by the parties from time to time on or after September 1, 2005. The roaming agreement has a 20-year term expiring in 2018 and may be terminated by AT&T Wireless if we breach any of its material provisions. Our ability to offer plans with low roaming rates would be adversely affected if this agreement were to be terminated.

   In addition, if AT&T or its affiliates combine with specified entities with over $5 billion in annual revenues from telecommunications activities, that derive less than one-third of their aggregate revenues from the provision of wireless telecommunications and that have personal communications services or cellular licenses that cover at least 25% of the people covered by our licenses, then AT&T Wireless PCS may terminate its exclusivity obligations with us in markets that overlap with markets of those entities. Other providers could then enter into agreements with AT&T Wireless in those markets, exposing us to increased competition, and we could lose access to customers.

   Our results of operations would be adversely affected if any of our agreements with AT&T or AT&T Wireless are terminated.

AT&T Wireless may compete with us, which could cause it to obtain subscribers who otherwise might use our AT&T-licensed services.

   Under the terms of our stockholders' agreement, we are required to enter into a resale agreement at AT&T Wireless PCS's request. The resale agreement will allow AT&T Wireless to sell access to, and usage of, our services in our licensed area on a nonexclusive basis and using the AT&T brand. AT&T Wireless may be able to develop its own customer base in our licensed area during the term of the resale agreement.

Our inability to effectively manage our planned rapid growth could adversely affect our operations.

   We have experienced rapid growth and development in a relatively short period of time and expect to continue to experience rapid growth in the future. The management of such growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, ability to attract and retain qualified management personnel and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our expected rapid growth and development and difficulties in managing the build-out of our network could have a material adverse effect on our business, results of operations and financial condition.

Our future growth may require significant additional capital, and our substantial indebtedness could impair our ability to fund our capital requirements.

   We believe that we have sufficient funds to complete the build-out of our network, but we may require additional capital in the event of significant departures from our current business plan, unforeseen delays, cost overruns, unanticipated expenses, regulatory changes, engineering design changes and other technological risks or if we acquire additional licenses. For example, AT&T Wireless has announced its intention to add a global system for mobile communications, or "GSM," overlay and the general packet radio service, or "GPRS," technology to its networks throughout the country, to be followed by a further upgrade to enhanced data rates for global evolution, or "EDGE" and then "UMTS" technology, each of which promises faster transmission speeds and increased capacity. If we decide to follow AT&T Wireless and adopt this technological upgrade plan, we will be required to spend incremental amounts that are not in our current capital budget. In addition, we engage, from time to time, in discussions with AT&T Wireless regarding possible acquisitions of additional personal communications services licenses from them. We may also engage in discussions regarding future acquisitions of wireless communications licenses within our currently licensed area. Sources of funding for our future capital requirements may include any or all of the following:

  . public offerings or private placements of equity and debt securities;

  . commercial bank loans; and

  . equipment lease financing.

   Due to our highly leveraged capital structure, additional financing may not be available to us, or, if it were available, it may not be available on a timely basis, on terms acceptable to us and within the limitations contained in the indentures governing our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011, our 8 3/4% senior subordinated notes due 2011, our credit facility and any new financing arrangements. Failure to obtain any appropriate financing, should the need for it develop, could result in the delay or abandonment of our development and expansion plans and our failure to meet regulatory requirements. It could also impair our ability to meet our debt service requirements and could have a material adverse effect on our business.

We have substantial indebtedness, and servicing our indebtedness could reduce funds available to grow our business.

   We are highly leveraged. As of November 15, 2001, we had total consolidated long-term obligations of approximately $1.3 billion. Our high level of indebtedness could interfere with our ability to grow. For example, it could:

  . increase our vulnerability to general adverse economic and industry conditions;

  . limit our ability to obtain additional financing;

  . require the dedication of a substantial portion of our cash flow from operations to the payment of principal of, and interest on, our indebtedness;

  . limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  . place us at a competitive disadvantage relative to less leveraged competitors.

   Our ability to generate sufficient cash flow from operations to pay the principal of, and interest on, our indebtedness is uncertain. In particular, if we do not meet our anticipated revenue growth and operating expense targets, our future debt service obligations could exceed cash available to us. Further, we may not be able to refinance any of our indebtedness on commercially reasonable terms or at all.

We have many competitors in our markets that have substantial coverage areas, which makes it difficult for us to acquire and maintain a strong competitive position.

   We compete in our markets with most of the major cellular and personal communications services companies in the United States. Many of our competitors have substantially greater financial, technological, marketing and sales and distribution resources than we do. Airtime and monthly access rates may continue to decline due to competition, and we may have to significantly discount our prices over a long period of time to attract customers, which would put downward pressure on our prices and make it more difficult for us to achieve positive cash flow.

   We expect competition to intensify as a result of the consolidation of the industry and the development of new technologies, products and services. The wireless communications industry has been experiencing significant consolidation, and we expect this trend will continue. This consolidation trend may create additional large, well-capitalized competitors with substantial financial, technical, marketing and other resources.

Competitors who offer more services than we do may attract customers.

   Some of our competitors market other services, such as traditional telephone services, cable television access and access to the Internet, together with their wireless communications services, which may make their services more attractive to customers.

   In addition, we expect that in the future, providers of wireless communications services will compete more directly with providers of traditional landline telephone services, energy companies, utility companies and cable operators that expand their services to offer communications services.

We are dependent upon roaming revenue, and its seasonality will subject our revenue and net income to seasonal fluctuations.

   In 1999, 2000 and the first nine months of this year, approximately 33.2%, 27.6% and 23.6%, respectively, of our revenues were derived from roaming charges incurred by other wireless providers for use of our network by their customers who had traveled within our coverage area. Most of that revenue was derived from AT&T Wireless' customers. Our coverage area includes a number of resort areas that contribute to our roaming revenue. As a result, our roaming revenue increases during vacation periods, introducing a measure of seasonality to our revenue and net income.

The wireless industry is experiencing rapid technological change, and we may lose customers if we fail to keep up with these changes.

   The wireless telecommunications industry is experiencing significant technological change, as evidenced by the digital upgrades in existing analog wireless systems, ongoing improvements in the capacity and quality of digital technology, the development and commercial acceptance of advanced wireless data services, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. We may lose customers if we fail to keep up with these changes.

Many personal communications services providers have experienced a high rate of customer turnover which, if it affects us, may reduce our revenues.

   Many providers in the personal communications services industry have experienced a high rate of customer turnover as compared to cellular industry averages. The rate of customer turnover may be the result of several factors, including price competition, network coverage, reliability issues such as blocked and dropped calls, handset problems, non-use of phones, change of employment, affordability, customer care concerns and other competitive factors. Our strategy to address customer turnover may not be successful, or the rate of customer turnover may be unacceptable. A high rate of customer turnover could reduce our revenues and have a material adverse effect on our competitive position and results of operations.

We are dependent on our FCC licenses, and our business could be harmed by adverse regulatory changes.

   The FCC regulates the licensing, construction, operation, sale and interconnection arrangements of wireless telecommunications systems to varying degrees, as do some state and local regulatory agencies. In addition, the FCC, in conjunction with the FAA, regulates tower marking and lighting. We cannot assure you that either the FCC, the FAA or the state and local agencies having jurisdiction over our business will not adopt regulations or take other actions that would adversely affect our business.

   Our principal assets are our FCC licenses to provide cellular and personal communications services. Our loss of any of those licenses would have a material adverse effect on our business. Our FCC licenses are subject to renewal in 2005, except for our cellular license for Myrtle Beach which is subject to renewal in 2010. Our FCC licenses are also subject to potential revocation if we do not comply with the FCC's rules.

Our success depends on our ability to attract and retain qualified personnel.

   A small number of key executive officers manage our business. Their loss could have a material adverse effect on our operations. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is, and will continue to be, intense competition for qualified personnel in the personal communications services industry as the emerging personal communications services market develops, and we cannot assure you that we will be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We do not presently maintain key-man life insurance on any of our executives or other employees.

We will likely incur operating costs due to unauthorized use of our network.

   As do most companies in the wireless industry, we will likely incur costs associated with the unauthorized use of our network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

The technologies that we use may become obsolete, which would limit our ability to compete effectively and may result in increased costs to adopt a new technology.

   If our technologies become obsolete, we may need to purchase and install equipment necessary to allow us to convert to new technologies to compete in the wireless communications marketplace. We have employed digital wireless communications technology using the current time division multiple access/IS-136 standards. Other digital technologies such as code division multiple access and global system for mobile communications may ultimately prove to be more advantageous than time division multiple access. For example, code division multiple access technology-based providers own licenses covering virtually all of the United States population. In addition, it is possible that a digital transmission technology other than time division multiple access technology (including global system for mobile communications, the prevalent standard in Europe) may gain sufficient acceptance in the United States to adversely affect the resources currently devoted by vendors to improving time division multiple access technology. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage, and competitive pressures may require us to change our digital technology at substantial cost. We may not be able to respond to those pressures and implement new technology on a timely basis, or at an acceptable cost. If time division multiple access technology becomes obsolete at some time in the future, and we are unable to effect a cost-effective migration path, it could materially and adversely affect our financial condition, results of operations and liquidity. Time division multiple access/IS-136 standards may not always meet or exceed the capabilities and quality of other technologies.

   Although all three standards are digital transmission technologies and share certain basic characteristics that differentiate them from analog transmission technology, they are not compatible or interchangeable with each other. In order to roam in other markets where no personal communications services licensee utilizes the time division multiple access technology standard, our subscribers must utilize tri-mode handsets to use an analog or digital cellular system in such markets. Generally, tri-mode handsets are more expensive than single- or dual-mode handsets. The higher cost of these handsets may impede our ability to attract subscribers or achieve positive cash flow as planned.

   In addition, if AT&T Wireless and its affiliates discontinue the use of time division multiple access digital technology and adopt a new technology, and we do not adopt the new technology, our exclusivity rights will terminate under our agreements with AT&T Wireless and its affiliates. We may not be able to successfully purchase and install the equipment necessary to allow us to convert to a new or different technology or to adopt a new or different technology at an acceptable cost, if at all. In addition, the technologies that we choose to invest in may not lead to successful implementation of our business plan. AT&T Wireless has announced that it will adopt the global system for mobile communications based general packet radio service technology standard for development of advanced services such as high speed transmission of data. To the extent that AT&T Wireless supplements its network with such technology, we may not be able to offer AT&T Wireless' customers all such advanced services, and we may lose the ability to collect roaming revenues from these services unless we also supplement our network with such technology.

If hand-held phones pose health and safety risks, we may be subject to new regulations, and there may be a decrease in demand for our services.

   Media reports have suggested that, and studies are currently being undertaken to determine whether, certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. In addition, lawsuits have been filed against other participants in the wireless industry alleging various adverse health consequences as a result of wireless phone usage. If consumers' health concerns over radio frequency emissions increase, they may be discouraged from using wireless handsets, and regulators may impose restrictions on the location and operation of cell sites. These concerns could have an adverse effect on the wireless communications industry and expose wireless providers to further litigation, which, even if not successful, can be costly to defend. These concerns have received increased focus, including the adoption in July 2000 by the leading industry trade group of a policy under which member handset manufacturers will disclose emission levels. Additional studies of radio frequency emissions are ongoing. The ultimate findings of these studies will not be known until they are completed and made public. We cannot assure you that government authorities will not increase regulation of wireless handsets and cell sites as a result of these health concerns or that wireless companies will not be held liable for costs or damages associated with these concerns. The actual or perceived risk of radio frequency emissions could also adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or reduced financing available to the wireless communications industry.

During the past two years, the FCC has updated the guidelines and methods it uses for evaluating radio frequency emissions from radio equipment, including wireless handsets. In addition, interest groups have requested that the FCC investigate claims that time division multiple access and other digital technologies pose health concerns and cause interference with hearing aids and other medical devices. Although the updates impose new restrictive standards on radio frequency emissions from lower power devices such as wireless handsets, all wireless handsets that we offer our customers comply with the proposed standards.

Our use of the SunCom brand name for marketing may link our reputation with another SunCom company and may expose us to litigation.

   We use the SunCom brand name to market our products and services in conjunction with another member of the AT&T Wireless Network, TeleCorp PCS, in order to broaden our marketing exposure and share the costs of advertising. It is possible that our reputation for quality products and services under the SunCom brand name will be associated with the reputation of TeleCorp PCS, and any unfavorable consumer reaction to TeleCorp PCS could harm consumer perception of the SunCom brand name and, in turn, could adversely affect our own reputation.

   AT&T Wireless has agreed to acquire TeleCorp PCS and announced its expectation to discontinue the use of the SunCom brand name. We are currently evaluating the impact of this transaction on our marketing strategy, and we currently plan to continue using the SunCom brand.

Our ability to obtain access to additional radio frequency spectrum through Lafayette Communications Company, L.L.C. is subject to various uncertainties.

   We may need additional spectrum in the future to meet demand for voice services or the deployment of next generation data services. One of our primary means to obtain access to additional spectrum for our personal communications services network is through participation in FCC auctions. The FCC concluded the bidding phase of its re-auction of licenses in the personal communications services C and F Blocks in the 1900 megahertz band on January 26, 2001. Although we did not participate in the auction, we have a non-controlling equity interest in Lafayette Communications Company, L.L.C., which we refer to as "Lafayette," which did participate in the auction. Of the 422 licenses offered, Lafayette was announced the winning bidder of thirteen 10 megahertz C Block licenses and one 10 megahertz F Block license. Several of these licenses are subject to pending litigation. On November 16, 2001, the FCC, NextWave and the major auction winners, including Lafayette, signed an agreement under which the auction winners would receive the disputed licenses. The settlement is subject to approval by the Department of Justice and the bankruptcy court and is contingent on the passage of legislation by Congress. Lafayette currently holds licenses in seventeen markets in our service area and has additional applications to acquire licenses pending. There can be no assurance that Lafayette will receive all licenses for which it has pending applications or that the licenses will not be subject to court challenge, which could cause a delay in issuance of the licenses. We may not be successful in negotiating for use of spectrum acquired by Lafayette and may need to obtain additional spectrum from other sources which may not be available to us on commercially reasonable terms or at all.

As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us.

   We are a holding company with no direct operations and no significant assets other than the stock of our subsidiaries. We depend on the cash flows of our subsidiaries to meet our obligations and to pay any potential dividends. The ability of our subsidiaries to distribute funds to us is and will be restricted by the terms of existing and future indebtedness, including our credit facility and indentures, and by applicable state laws that limit the payments of dividends.

The occurrence of extraordinary events, such as the attacks on the World Trade Center and the Pentagon, may have a material adverse effect on our business.

   On September 11, 2001, terrorists attacked the World Trade Center in New York and the Pentagon in Washington D.C. While we have not yet fully analyzed the impact that these and potential future similar events may have on our business, it does not currently appear that our business will be negatively impacted by these events. We cannot assure you, however, that any future terrorist attacks or other acts of war will not have a material adverse effect on our business, results of operations and financial condition.

Our debt instruments contain restrictive covenants that may limit our operating flexibility.

   Our credit facility and the indentures governing our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011 and our 8 3/4% senior subordinated notes due 2011 contain significant covenants that limit our ability to engage in various transactions and, in the case of our credit facility, require satisfaction of specified financial performance criteria. In addition, under each of these documents, the occurrence of specific events, in some cases after notice and grace periods, would constitute an event of default permitting acceleration of the respective indebtedness.

   These events include:

  .  failure to comply with a document's covenants;

  .  material inaccuracies of representations and warranties;

  .  specified defaults under or acceleration of other indebtedness; and

  .  events of bankruptcy or insolvency.

   The limitations imposed by our outstanding indebtedness are substantial, and failure to comply with them could have a material adverse effect on our business. We are in full compliance with our debt covenants as of the date of this prospectus.

A limited number of stockholders own a large amount of our stock; if they decide to vote their shares together in furtherance of their own interests and those interests are different from yours, the result could be that we will take actions that are not in your interest.

   As of September 30, 2001, J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and its affiliates, Desai Capital Management Incorporated, Toronto Dominion Capital (U.S.A.), Inc., First Union Affordable Housing Community Development Corporation and its affiliates and Duff Ackerman Goodrich & Assoc. L.P., our initial institutional investors, in the aggregate, control approximately 55% of our total voting power, and Michael Kalogris and Steven Skinner control approximately 9% of our total voting power, in the aggregate. Those stockholders, other than J.P. Morgan SBIC LLC, have agreed that they will vote their shares together to elect two of our directors and, so long as AT&T Wireless PCS has the right to nominate a director under our certificate of incorporation, to elect AT&T Wireless PCS's nominee. As a result of their share ownership, these institutional investors and our management, if their interests are aligned or if they decide to vote their shares together, have the ability to control our future operations and strategy. Conflicts of interest between the institutional investors and management stockholders and our public stockholders may arise with respect to sales of shares of Class A common stock owned by the institutional investors and management stockholders or other matters. For example, sales of shares by the institutional investors and management stockholders could result in a change of control under our credit facility, which would constitute an event of default under the credit facility, and under our indentures, which would require us to offer to repurchase our 11% senior subordinated discount notes due 2008, our 9 3/8% senior subordinated notes due 2011 and our 8 3/4% senior subordinated notes due 2011. In addition, the interests of our institutional investors and other existing stockholders regarding any proposed merger or sale may differ from the interests of our public stockholders, especially if the consideration to be paid for the Class A common stock is less than the price paid by public stockholders.

   In an investors' agreement, our initial institutional investors, other than AT&T Wireless PCS, have agreed that investors holding 66 2/3% or more of the Class A common stock and Class B non-voting common stock held by these investors, in the aggregate, who propose to sell their shares of common stock may require the other investors to also participate in any such sale. As a result, such investors may have the effective right to sell control of Triton.

Our institutional investors invest in other personal communications services companies, and conflicts of interest may arise from these investments and from other directorships held by our directors that may not be resolved in our favor.

   Our principal institutional investors, or their affiliates, currently have significant investments in personal communications services companies other than Triton. These institutional investors may in the future invest in other entities that compete with us. In addition, several of our directors serve as directors of other communications services companies. As a result, these directors may be subject to conflicts of interest during their tenure as directors of Triton. Because of these potential conflicts, these directors may be required to disclose periodically financial or business opportunities to us and to the other companies to which they owe fiduciary duties.

We do not intend to pay dividends in the foreseeable future.

   We have never declared or paid any cash dividends on our common stock. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our common stock. Payment of any future dividends on our common stock will depend upon our earnings and capital requirements, the terms of our debt instruments and preferred stock and other factors our board of directors considers appropriate. See "--As a holding company, we depend on distributions from our subsidiaries to meet our obligations, and our subsidiaries are subject to various agreements and laws that restrict their ability to distribute funds to us."

Our stock price is highly volatile.

   The market price of our stock is highly volatile and subject to wide fluctuations in response to factors such as the following, some of which are beyond our control:

  .  quarterly variations in our operating results;

  . operating results that vary from the expectations of securities analysts and investors;

  . changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  . changes in market valuations of other personal communications and telecommunications services companies;

  . announcements of technological innovations or new services by us or our competitors; announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  .  additions or departures of key personnel;

  .  future sales of our securities; and

  .  stock market price and volume fluctuations.

   Stock markets in the United States often experience extreme price and volume fluctuations. Market fluctuations, as well as general political and economic conditions such as a recession or interest rate or currency rate fluctuations, could adversely affect the market price of our stock.

Anti-takeover provisions affecting us could prevent or delay a change of control that is beneficial to you.

   Provisions of our certificate of incorporation and bylaws, provisions of our debt instruments and other agreements, and provisions of applicable Delaware law and applicable federal and state regulations may discourage, delay or prevent a merger or other change of control that holders of our securities may consider favorable. These provisions could:

  . have the effect of delaying, deferring or preventing a change in control of our company;

  .  discourage bids for our securities at a premium over the market price;

  . adversely affect the market price of, and the voting and other rights of the holders of, our securities; or

  . impede the ability of the holders of our securities to change our management.

   In addition, our stockholders' agreement, credit facility and indentures for our outstanding public debt contain limitations on our ability to enter into change of control transactions.

   Our business is subject to regulation by the FCC and state regulatory commissions or similar state regulatory agencies in the states in which we operate. The FCC and some states have statutes or regulations that would require an investor who acquires a specified percentage of our securities or the securities of one of our subsidiaries to obtain approval to own those securities from the FCC or the applicable state commission.

Your ownership interest could be diluted upon conversion of our Series A preferred stock.

   AT&T Wireless owns 786,253 shares of our Series A preferred stock. The Series A preferred stock has a liquidation value of $100 per share with dividends accruing at an annual rate of $10 per share, compounding quarterly from March 31, 1998. On or after February 4, 2006, AT&T Wireless may convert each share of Series A preferred stock into a number of shares of common stock equal to:

  .  $100 plus unpaid dividends on the share of Series A preferred stock divided by

  . the market price of one share of Class A common stock on the date of conversion.

   As a result, AT&T Wireless will be entitled to a larger number of shares of Class A common stock if the market value of the Class A common stock declines. Any conversion by AT&T Wireless will dilute the ownership interest of our existing shares of Class A common stock, which could cause the price of shares of our Class A common stock to decline.

Limitation of Liability and Indemnification Matters

   The Delaware General Corporation Law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. In the absence of the limitations authorized by the Delaware statute, directors could be accountable to corporations and their stockholders for monetary damages for conduct that does not satisfy their duty of care. Although the statute does not change directors' duty of care, it enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to Triton or our stockholders to the fullest extent permitted by Delaware statute. Specifically, the directors will not be personally liable for monetary damages for breach of a directors' fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to Triton or its stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . under Section 174 of the Delaware General Corporation Law (which relates to the unlawful payment of dividends or unlawful stock purchase or redemption by a corporation); or

  . for any transaction from which a director derived an improper personal benefit.

   The inclusion of this provision in our certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Triton and its stockholders. In addition, we have purchased directors' and officers' liability insurance coverage for our directors and certain of our officers in amounts customary for similarly situated companies. Under the applicable provisions of the Delaware General Corporation Law, in general, a corporation may indemnify its directors, officers, employees or agents against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by them in connection with any action, suit or proceedings brought by third parties to which they may be made parties by reason of their being or having been directors, officers, employees or agents and shall so indemnify such persons only if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Our certificate of incorporation gives us the power to indemnify our officers, directors, employees and agents to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with each of our directors and certain of our executive officers which generally provide for indemnification of the director or executive officer to the fullest extent provided by law.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to our certificate of incorporation, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                                USE OF PROCEEDS

   Unless we state otherwise in the accompanying prospectus supplement, we intend to use the net proceeds from the sale of the securities offered by us in such prospectus supplement to fund in part:

  .  capital expenditures;

  .  working capital as required;

  .  general corporate purposes; and

  .  potential acquisitions.

   We will not receive any proceeds from the sale of shares of Class A common stock that may be sold by selling stockholders.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

   The following table sets forth our deficiency of earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to combined fixed charges and preferred stock dividends is computed by dividing the combination of fixed charges and preferred stock dividends into earnings, as defined. Earnings include income before taxes, plus fixed charges, plus amortization of capitalized interest, less capitalized interest costs. Fixed charges include interest expense, capitalized interest, amortization of debt discount, amortization of capitalized expenses related to debt and one-third of rental expense attributable to the interest factor. On this basis, earnings for the periods shown were not adequate to cover fixed charges and preferred stock dividends; therefore, the amount of the deficiency is shown.

                                                              Nine Months Ended
                                 Year Ended December 31,        September 30,
                             -------------------------------- -----------------
                              1997   1998     1999     2000     2000     2001
                             ------ ------- -------- -------- -------- --------
                                               (in thousands)
Deficiency of earnings to
 combined fixed charges and
 preferred dividends.......  $3,961 $42,998 $170,385 $194,313 $139,518 $141,347

                          DESCRIPTION OF CAPITAL STOCK

   The following description of Triton's capital stock sets forth general terms and provisions of the particular issuance of capital stock to which any prospectus supplement may relate. The prospectus supplement will describe the particular terms of any sale of capital stock and the extent, if any, to which such general provisions will not apply to such sale. The following description also sets forth selected provisions of Triton's second restated certificate of incorporation and amended and restated bylaws. This description is a summary only and is qualified in its entirety by Triton's certificate of incorporation and bylaws, which are incorporated as exhibits to the registration statement of which this prospectus is a part.

   Our authorized capital stock consists of:

  . 580,000,000 shares of common stock, par value $0.01 per share, including:

         (a)  520,000,000 shares designated Class A common stock; and

         (b)  60,000,000 shares designated Class B non-voting common stock;
    and

  . 70,000,000 shares of preferred stock, par value $0.01 per share, including:

         (a) 1,000,000 shares designated Series A convertible preferred stock;

         (b)  50,000,000 shares designated Series B preferred stock;

         (c) 3,000,000 shares designated Series C convertible preferred stock; and

         (d) 16,000,000 shares designated Series D convertible preferred stock.

   As of September 30, 2001, there were outstanding: 59,045,022 shares of Class A common stock; 8,210,827 shares of Class B non-voting common stock; 786,253 shares of Series A preferred stock; no shares of Series B preferred stock or Series C preferred stock; and 543,683 shares of Series D preferred stock.

Common Stock

   Class A Common Stock. Each holder of Class A common stock is entitled to one vote for each share of Class A common stock on all matters on which stockholders generally are entitled to vote and to all other rights, powers and privileges of stockholders under Delaware law. Upon the dissolution, liquidation or winding up of Triton, after any preferential amounts to be distributed to the holders of the preferred stock then outstanding have been paid or declared and funds sufficient for payment in full have been set apart for payment, the holders of the Class A common stock and the Class B non-voting common stock will be entitled to receive all the remaining assets of Triton legally available for distribution to its stockholders in proportion to the number of shares of common stock held by them.

   Class B Non-Voting Common Stock. The Class B non-voting common stock is identical in all respects to the Class A common stock, except that holders of shares of Class B non-voting common stock shall not have the right to vote on any matters to be voted on by our stockholders. Shares of Class B non-voting common stock are convertible at the option of the holder at any time on a one-for-one basis into shares of Class A common stock, except that shares of Class B non-voting common stock held by J.P. Morgan SBIC LLC are convertible only upon receipt by Triton of a written opinion of counsel to the effect that J.P. Morgan SBIC LLC should not be considered an affiliate of Triton after giving effect to the conversion. In addition, shares of Class B non-voting common stock transferred by J.P. Morgan SBIC LLC to anyone other than its affiliates, after giving effect to the conversion, convert automatically on a one-for-one basis into shares of Class A common stock.

Preferred Stock

   Subject to the approval of the holders of shares of certain series of preferred stock in specified circumstances, Triton may issue preferred stock with such designations, powers, preferences and other rights and qualifications, limitations and restrictions as Triton's board of directors may authorize, including, but not limited to:

  . the distinctive designation of each series and the number of shares that will constitute the series;

  .  the voting rights, if any, of shares of the series;

  . the dividend rate on the shares of the series, any restriction, limitation or condition upon the payment of dividends, whether dividends will be cumulative and the dates on which dividends are payable;

  . the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

  . the purchase or sinking fund provisions, if any, for the purchase or redemption of shares in the series;

  . any preferential amount payable upon shares of the series in the event of the liquidation, dissolution or winding up of Triton or the distribution of its assets; and

  . the prices or rates of conversion at which, and the terms and conditions on which, the shares of such series may be converted into other securities, if such shares are convertible.

   The table below summarizes the principal terms of our preferred stock:

                       Principal Terms of Preferred Stock

     Terms             Series A         Series B         Series C           Series D
     -----             --------         --------         --------           --------
Dividends.......  Quarterly cash     Same as Series No fixed           Same as Series C
                  dividends at       A              dividends, but
                  annual rate of                    participates with
                  10% of the                        Class A common
                  accreted value of                 stock on an as-
                  Series A, but                     converted basis
                  cash dividend
                  payments may be
                  deferred until
                  June 30, 2008
                  No dividends may                  No dividend or
                  be paid on any                    distribution may
                  junior preferred                  be paid on common
                  stock or common                   stock unless
                  stock without the                 Series C receives
                  consent of the                    a dividend or
                  Series A holders                  distribution as
                                                    well,payment to
                                                    be based on a
                                                    formula
Convertibility..  At the holder's    None           At the holder's    At the holder's
                  option, on or                     option, at any     option, at any
                  after February 4,                 time for a fixed   time at a rate of
                  2006, each share                  number of shares   one share of
                  of Series A                       of Class A common  Series C for each
                  preferred stock                   stock for each     share of Series D
                  will convert into                 share of Series C  (subject to anti-
                  a number of                       (subject to anti-  dilution
                  shares of Class A                 dilution           provisions)
                  common stock                      provisions)
                  equal to $100
                  plus all unpaid
                  dividends on such
                  Series A
                  preferred share
                  divided by the
                  fair market value
                  of a share of
                  Class A common
                  stock

                                                                       At the holder's
                                                                       option, at any
                                                                       time at a rate of
                                                                       23 shares of
                                                                       Class A common
                                                                       stock for each
                                                                       share of Series D
                                                                       (subject to anti-
                                                                       dilution
                                                                       provisions)
                  Holder may elect,                 Holder may elect,  Holder may elect
                  by written                        by written         by written
                  notice, to                        notice, to         notice, to
                  receive shares of                 receive shares of  receive shares of
                  Class B non-                      Class B non-       Class B non-
                  voting common                     voting common      voting common
                  stock instead of                  stock instead of   stock instead of
                  Class A common                    Class A common     Class A common
                  stock                             stock              stock
Liquidation       $100 per share     Same as Series $100 per share     $100 per share
 Preference.....  plus all accrued   A              (subject to        (subject to
                  but unpaid                        customary anti-    customary anti-
                  dividends,                        dilution           dilution
                  whether or not                    provisions), but   provisions), but
                  declared (subject                 junior to Series   junior to Series
                  to customary                      A and Series B     A and Series B
                  anti-dilution                     and junior to      and senior to
                  provisions)                       Series D with      Series C with
                                                    respect to a       respect to a
                                                    statutory          statutory
                                                    liquidation        liquidation

     Terms             Series A         Series B         Series C           Series D
     -----             --------         --------         --------           --------
Voting..........  Limited class      Limited class  Votes with Class   Limited class
                  voting rights      voting rights  A common stock on  voting rights
                                                    an as- converted
                                                    basis
                  Entitled to                       Additional class
                  nominate one of                   voting rights
                  the Class II
                  directors so long
                  as initial holder
                  owns at least
                  two-thirds of the
                  Series A shares
                  it owned on
                  February 4, 1998
Redemption......  At our option on   At our option  At our option,     Same as Series C
                  or after February  at any time    requires prior
                  4, 2008                           affirmative vote
                                                    or written
                                                    consent of all
                                                    holders of
                                                    outstanding
                                                    Series C shares,
                                                    all holders of
                                                    outstanding
                                                    Series D shares
                                                    and any other
                                                    holders of
                                                    capital stock as
                                                    required by the
                                                    certificate of
                                                    incorporation
                  At the holder's    Same as Series
                  option on or       A
                  after February 4,
                  2018

Anti-Takeover Provisions

   Delaware law, our certificate of incorporation, our bylaws and the stockholders' agreement contain provisions that could have the effect of delaying, deterring or preventing the acquisition of control of Triton by means of changes to our governing documents or a proxy contest.

   Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a broad range of business combinations with interested stockholders for a period of three years following the time that person became an interested stockholder, unless any of the following occurs:

  . the transaction resulting in a person's becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder;

  . the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes the person an interested stockholder, excluding shares owned by persons who are both officers and directors of the corporation and shares held by employee stock ownership plans; or

  . on or after the date the person became an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at a stockholder meeting, excluding shares held by the interested stockholder.

   An interested stockholder is defined as any person that is:

  . the owner of 15% or more of the outstanding voting stock of the corporation; or

  . an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether the person is an interested stockholder.

   Nomination and Election of Directors. Our certificate of incorporation, bylaws and the stockholders' agreement contain provisions which affect the nomination and election of directors to our board. Our board of directors consists of seven directors, and each director serves until his or her successor has been duly elected and qualified, or until his or her earlier death, resignation or removal. Our board of directors is divided into three classes of directors. Each class serves a staggered three-year term. As a result, approximately one-third of the board of directors are elected each year. Generally a director will stand for election only once every three years. The classified board provision could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of us, even though the attempt might be beneficial to us and our stockholders. In addition, the classified board provision could delay stockholders who do not agree with the policies of the board from removing a majority of the board for two years. Under our certificate of incorporation, as long as AT&T Wireless PCS owns at least two-thirds of the number of shares of Series A preferred stock that it owned on February 4, 1998, it has the exclusive right, voting separately as a single class, to nominate one of the Class II directors. Each of the stockholders party to the stockholders' agreement, other than J. P. Morgan SBIC LLC, has agreed to vote all its shares of Series C preferred stock or Class A common stock held of record by it to cause the election of two directors selected by the cash equity investors and the election of the nominee selected by AT&T Wireless PCS and their continuation in office. Any amendment to our certificate of incorporation must be approved by the affirmative vote of the holders of shares of Series C preferred stock and Class A common stock representing at least two-thirds of the votes entitled to be cast for the election of directors, voting together as a single class, subject to the separate class vote requirements relating to any class or series of preferred stock. Our bylaws may be amended in the same manner as provided in our certificate of incorporation or, alternatively, by a resolution adopted by a majority of our board of directors at any special or regular meeting of the board or by unanimous written consent, although amendments to the provisions regarding election of directors require the approval of the holders of capital stock entitled to nominate any of our directors.

   Other Provisions. Our certificate of incorporation and bylaws provide, in general, that:

  . the directors in office will fill any vacancy or newly created directorship on the board of directors, with any new director to serve for the remaining term of the class of directors to which he is elected, except that any vacancy that was left by a nominee of a stockholder entitled to nominate such nominee will be filled by a new director selected by such holder; and

  . directors may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of voting stock cast, at an annual or special meeting or by written consent, except any director nominated by any stockholders having the right to nominate such director may be removed and replaced by such stockholders with or without cause.

   The bylaws also require that stockholders wishing to bring any business, including director nominations, before an annual meeting of stockholders deliver written notice to us not less than 60 days or more than 90 days prior to the date of the annual meeting of stockholders. If, however, less than 70 days' notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder must be delivered to us not later than the close of business on the tenth day following the day on which we publicly announce the date of our annual meeting. The bylaws further require that the notice by the stockholder set forth, among other things:

  . a description of the business to be brought before the meeting, including information with respect to a nominated director;

  .  the reasons for conducting the business at the meeting;

  . specific information concerning the stockholder proposing the business and the beneficial owner, if any, on whose behalf the proposal is made;

  . a description of all arrangements and understandings between or among the stockholder delivering the notice and any other person or persons, including any director nominee where applicable, with a material interest in the business to be brought before the meeting; and

  . with respect to notice nominating a director, any other information relating to the director nominee and the nominating stockholder that would be required to be disclosed in a proxy statement or other similar filing with the Securities and Exchange Commission.

   The foregoing provisions regarding director nomination procedures do not apply to holders of our capital stock who have the right to nominate directors. The provisions of the certificate of incorporation and bylaws relating to removal of directors and advance notice of stockholder proposals may discourage or make more difficult the acquisition of control of us by means of a tender offer, open market purchase, proxy contest or otherwise. These provisions may have the effect of discouraging specific types of coercive takeover practices and inadequate takeover bids and may encourage persons seeking to acquire control of us first to negotiate with the board of directors.

Registration Rights

   Under our stockholders' agreement, dated as of October 27, 1999, among Triton, AT&T Wireless PCS, the selling stockholders and certain other stockholders of Triton, the selling stockholders and the other parties thereto are entitled to certain demand and piggyback registration rights on the terms and conditions set forth in the stockholders' agreement. The registration of the shares offered by the selling stockholders on this registration statement is not being done pursuant to the exercise of a demand right under the registration rights agreement.

Transfer Agent

   The transfer agent and registrar for the Class A common stock is Equiserve (BankBoston).

                    DESCRIPTION OF WARRANTS AND OTHER RIGHTS

   We may issue warrants and other rights to purchase our securities, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing. Warrants or rights may be issued independently or together with any securities and may be attached to or separate from such securities. Each series of warrants or rights will be issued under a separate warrant or rights agreement to be entered into between us and a warrant or rights agent. The following description sets forth certain general terms and provisions of the warrants and rights offered hereby. Further terms of the warrants and rights and the applicable warrant or rights agreement will be set forth in the applicable prospectus supplement.

   The applicable prospectus supplement will describe the following terms of any warrants or rights in respect of which this prospectus is being delivered:

  .  the title of such warrants or rights;

  .  the aggregate number of such warrants or rights;

  .  the price or prices at which such warrants or rights will be issued;

  . the currency or currencies, including composite currencies, in which the price of such warrants or rights may be payable;

  . the securities or other securities or rights of ours, including rights to receive payment in cash or securities based on the value, rate or price of one or more specified commodities, currencies or indices, or securities of other issuers or any combination of the foregoing purchasable upon exercise of such warrants or rights;

  . the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants or rights may be purchased;

  . the date on which the right to exercise such warrants or rights shall commence and the date on which such right shall expire;

  . if applicable, the minimum or maximum amount of such warrants or rights which may be exercised at any one time;

  . if applicable, the designation and terms of the securities with which such warrants or rights are issued and the number of such warrants or rights issued with each such security;

  . if applicable, the date on and after which such warrants or rights and the related securities will be separately transferable;

  .  information with respect to book-entry procedures, if any;

  . if applicable, a discussion of certain United States Federal income tax considerations; and

  . any other terms of such warrants or rights, including terms, procedures and limitations relating to the exchange and exercise of such warrants or rights.

                              SELLING STOCKHOLDERS

   The following table provides information with respect to the beneficial ownership of our Class A common stock as of September 30, 2001 of each selling stockholder. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. The persons named in this table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them, subject to the information contained in the footnotes to this table. The number of shares of Class A common stock outstanding as of the date of this table, September 30, 2001, was 59,045,022.

                                                 Percentage of
                                                 Voting Shares
                            Number of Voting      Beneficially     Number of
                           Shares Beneficially       Owned        Shares Being
           Name                   Owned        Before Offering(6)  Offered(7)
           ----            ------------------- ------------------ ------------
J.P. Morgan Partners (23A
 SBIC), LLC(1)(2).........     11,409,614             19.3%        3,679,251
J.P. Morgan SBIC
 LLC(2)(3)................      1,821,585              3.1%          587,536
Desai Capital Management
 Incorporated(4)..........     11,067,439             18.7%        2,201,963
Toronto Dominion Capital
 (U.S.A.), Inc.(5)........      2,766,871              4.7%          258,750
DAG--Triton PCS, L.P. ....      1,727,728              2.9%          172,500

--------
(1) An affiliate of J.P. Morgan Partners (23A SBIC), LLC serves as agent and lender under our credit facility. Affiliates of J.P. Morgan Partners (23A
     SBIC), LLC were initial purchasers in our private offering of 11% senior subordinated discount notes due 2008 in May 1998, our private offering of 9 3/8% senior subordinated notes due 2011 in January 2001 and our private offering of 8 3/4% senior subordinated notes due 2011 in November 2001. Affiliates of J.P. Morgan Partners (23A SBIC), LLC served as underwriters and received underwriting fees in connection with our initial public offering in October 1999. In addition, Arnold Chavkin, an officer of the managing member of J.P. Morgan Partners (23A SBIC), LLC and an Executive Partner of J.P. Morgan Partners, LLC, is a director of Triton.
(2) J.P. Morgan Partners (23A SBIC), LLC, J.P. Morgan SBIC LLC and Sixty Wall Street SBIC Fund, L.P. are subsidiaries of J.P. Morgan Chase & Co.
(3) The number of shares beneficially owned by J.P. Morgan SBIC LLC includes 86,620 shares of Class A common stock held by Sixty Wall Street SBIC Fund, L.P., an affiliate of J.P. Morgan SBIC LLC, J.P. Morgan SBIC LLC also owns 8,210,827 shares of Class B non-voting common stock. The number of shares being offered by J.P. Morgan SBIC LLC may include shares offered by Sixty Wall Street SBIC Fund. An affiliate of J.P. Morgan SBIC LLC serves as agent and lender under our credit facility. Affiliates of J.P. Morgan SBIC LLC served as underwriters and received underwriter fees in connection with our initial public offering in October 1999. Affiliates of J.P. Morgan SBIC LLC were initial purchasers in our private offering of 11% senior subordinated discount notes due 2008 in May 1998, our private offering of 9 3/8% senior subordinated notes due 2011 in January 2001 and our private offering of 8 3/4% senior subordinated notes due 2011 in November 2001.
(4) The number of shares beneficially owned by Desai Capital Management Incorporated consists of 5,951,372 shares of Class A common stock held by Private Equity Investors III, L.P., and 5,116,067 shares of Class A common stock held by Equity-Linked Investors-II, each an affiliate of Desai Capital Management Incorporated. The number of shares being offered by Desai Capital Management Incorporated will consist of shares offered by Private Equity Investors III, L.P., Equity-Linked Investors-II or both. Under our stockholders' agreement, Desai Capital Management Incorporated has the right to designate a representative to attend the meetings of our board of directors as an observer.
(5) An affiliate of Toronto Dominion Capital (U.S.A.), Inc. serves as agent and lender under our credit facility. An affiliate of Toronto Dominion Capital (U.S.A.) was an initial purchaser in our private offering of 9 3/8% senior subordinated notes due 2011 in January 2001 and our private offering of 8 3/4% senior subordinated notes due 2011 in November 2001.
(6) Because each selling stockholder may sell all or some of the shares registered on its behalf, no estimate can be given as to the amount and percentage of the Class A common stock to be owned by such selling stockholder after completion of the offering.
(7) Registration of these shares does not necessarily mean that a selling stockholder will sell all or any of these shares.

                              PLAN OF DISTRIBUTION

   Triton and any selling stockholder may sell securities to one or more underwriters or dealers for public offering and sale by them, or it may sell the securities to investors directly or through agents. The selling stockholders may also distribute securities through one or more special purpose trusts, which will enter into forward purchase arrangements with selling stockholders and distribute their own securities. The accompanying prospectus supplement will set forth the terms of the offering and the method of distribution and will identify any firms acting as underwriters, dealers or agents in connection with the offering, including:

  . the number of shares of Class A common stock to be sold by each selling stockholder;

  .  the name or names of any underwriters;

  .  the purchase price of the securities;

  . any underwriting discounts and other items constituting underwriters' compensation;

  . any public offering price and the net proceeds we or the selling stockholders will receive from such sale;

  .  any discounts or concessions allowed or reallowed or paid to dealers;
     and

  . any securities exchange or market on which the securities offered in the prospectus supplement may be listed.

   Only those underwriters identified in such prospectus supplement are deemed to be underwriters in connection with the securities offered in the prospectus supplement.

   Triton or any selling stockholder may distribute securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at prices determined as the prospectus supplement specifies. Triton or any selling stockholder may sell securities through a rights offering, forward contracts or similar arrangements. In connection with the sale of the securities, underwriters, dealers or agents may be deemed to have received compensation from Triton or the selling stockholders in the form of underwriting discounts or commissions and also may receive commissions from securities purchasers for whom they may act as agent. Underwriters may sell the securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent. Some of the underwriters, dealers or agents who participate in the securities distribution may engage in other transactions with, and perform other services for, Triton and its subsidiaries in the ordinary course of business. In the event that J.P. Morgan SBIC LLC, Sixty Wall Street SBIC Fund, L.P. or J.P. Morgan Partners (23A
SBIC), LLC is deemed to be an affiliate of Triton at the time of any distribution of securities pursuant to the registration statement of which this prospectus forms a part and an affiliate of any such entity participates in such distribution, Triton will comply with NASD Rules 2720(c) and 2720(d).

   Any underwriting discounts or other compensation which we pay to underwriters or agents in connection with the securities offering, and any discounts, concessions or commissions which underwriters allow to dealers, will be set forth in the prospectus supplement. Selling stockholders, underwriters, dealers and agents participating in the securities distribution may be deemed to be underwriters, and any discounts and commissions they receive and any profit they realize on the resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. The maximum discount or commission to be paid to any member of the

NASD or any independent broker-dealer for the sale of the shares will not exceed 8%. Underwriters and their controlling persons, dealers and agents may be entitled, under agreements entered into with Triton, selling stockholders or both, to indemnification against and contribution toward specific civil liabilities, including liabilities under the Securities Act.

   We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, bear certain expenses in connection with the registration of the securities being offered under this prospectus by the selling stockholders, including costs incidental to the offering and sale of the securities to the public, other than commissions and discounts of underwriters, dealers or agents and any transfer taxes.

                                 LEGAL MATTERS

   Dow, Lohnes & Albertson, PLLC, Washington, D.C., will pass upon the validity of the securities offered hereby for Triton and the validity of the shares of Class A common stock offered by the selling stockholders. Certain members of Dow, Lohnes & Albertson, PLLC own shares of Holdings' Class A common stock.

                                    EXPERTS

   The consolidated financial statements of Triton PCS Holdings, Inc. as of December 31, 1999 and 2000 and for each of the three years in the period ended December 31, 2000, included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   Triton files annual, quarterly and special reports with the Securities and Exchange Commission. Triton's SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Triton PCS files at the SEC's public reference rooms in Washington, D.C. and Chicago. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges.

                     INFORMATION INCORPORATED BY REFERENCE

   Triton files periodic reports with the Securities and Exchange Commission. Securities and Exchange Commission rules permit Triton to incorporate these filings by reference into this prospectus. By incorporating Triton's Securities and Exchange Commission filings by reference, the following documents are made a part of this prospectus:

  . Triton's quarterly reports on Form 10-Q for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001;

  . Triton's annual report on Form 10-K for the year ended December 31, 2000;

  . Triton's definitive proxy statement for the 2001 annual meeting of stockholders, dated April 2, 2001;

  . Triton's definitive additional materials for the 2001 annual meeting of stockholders, dated April 27, 2001;

  .  Triton's registration statement on Form 8-A filed on September 23, 1999;

  .  Triton's registration statement on Form 8-A filed on July 13, 2001;

  .  Triton's current report on Form 8-K, filed on January 12, 2001;

  .  Triton's current report on Form 8-K, filed on June 15, 2001;

  .  Triton's current report on Form 8-K, filed on November 6, 2001; and

  .  Triton's current report on Form 8-K/A, filed on November 15, 2001.

   All documents which Triton will file with the Securities and Exchange Commission, under the terms of Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of any offering of securities offered by this prospectus shall be deemed to be incorporated by reference in, and to be a part of, this prospectus from the date such documents are filed. Triton's Securities and Exchange Commission file number for Exchange Act documents is 1-15325. Triton will provide without charge, to any person who receives a copy of this prospectus and the accompanying prospectus supplement, upon such recipient's written or oral request, a copy of any document this prospectus incorporates by reference, other than exhibits to such incorporated documents, unless such exhibits are specifically incorporated by reference in such incorporated document. Requests should be directed to:

                               Daniel E. Hopkins
                  Senior Vice President of Finance & Treasurer
                           Triton PCS Holdings, Inc.
                               1100 Cassatt Road
                           Berwyn, Pennsylvania 19312
                           Telephone: (610) 651-5900

   Any statement contained in this prospectus or in a document incorporated in, or deemed to be incorporated by reference to, this prospectus shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained in:

  .  the prospectus;

  .  the accompanying prospectus supplement; or

  . any other subsequently filed document which also is incorporated by reference in, or is deemed to be incorporated by reference to, this prospectus;

modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

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                                6,000,000 Shares


                           Triton PCS Holdings, Inc.

                              Class A Common Stock

                                     [LOGO]

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               November 28, 2001

                               ----------------

                              Salomon Smith Barney
                                 Morgan Stanley
                           Credit Suisse First Boston
                              Wachovia Securities

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